UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549


                                   FORM 10-SB/A
                                AMENDMENT NUMBER 2


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       PINNACLE BUSINESS MANAGEMENT, INC.
                 (Name of small business issuer in its charter)



               NEVADA                                    91-1871963
  (STATE OR OTHER JURISDICTION OF                   (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                  IDENTIFICATION NUMBER)



                      2963 Gulf to Bay Boulevard, Suite 265
                            Clearwater, Florida 33759
                                 (727) 669-7781
          (Address and telephone number of principal executive offices)



        Securities to be registered pursuant to Section 12(g) of the Act
                       300,000,000 shares of common stock
                      50,000,000 shares of preferred stock


                                   Copies to:
                                  Lee Walthall
                        Schroeder Walthall Neville L.L.P.
                           1100 Louisiana, Suite 4850
                           Houston, Texas  77002-5222
                                 (713) 654-9100

ITEM  1.     DESCRIPTION  OF  BUSINESS

GENERAL

     Pinnacle Business Management, Inc., a Nevada corporation chartered on May 7, 1997, is a holding company with a subsidiary actively engaged in consumer lending. Pinnacle offers advance paycheck services and other retail financial services at competitive rates in convenient locations. Pinnacle is currently licensed in nine states, with applications for licensing pending in additional twenty states.

     Please  refer  to  Business  of  the  Issuer  at page 8 for more details.

FORWARD  LOOKING  STATEMENTS

     Except for historical information, the discussion in this registration statement contains certain forward-looking statements within the meaning of the federal securities law. These statements may refer to the company's future plans, objectives, expectations and intentions. These statements may be identified by the use of the words such as expect, anticipate, believe, intend, plan and similar expressions. Actual results could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth under "Risk Factors" and elsewhere in this document.

RISK  FACTORS

     This section highlights some of the risks associated with the company's business and operations. Prospective investors should carefully consider the following risk factors when evaluating an investment in the common stock of the company.

THE COMPANY HAS A LIMITED OPERATING HISTORY AND INVESTORS MAY BE UNABLE TO EFFECTIVELY EVALUATE THE COMPANY FOR INVESTMENT PURPOSES

     The company began operations in 1997. As a result, the company has only a limited operating history upon which investors may evaluate the company's business and prospects. In addition, investors must consider the company's prospects in light of the risks and uncertainties encountered by companies in an early stage of development in new and rapidly evolving markets.

THE COMPANY OWNS PROPRIETARY TECHNOLOGY AND ITS BUSINESS WILL BE ADVERSELY AFFECTED IF THE COMPANY IS UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS IN THAT TECHNOLOGY

     The unauthorized reproduction or other misappropriation of the company's proprietary technology could enable third parties to benefit from the company's technology without paying for it. This could have a material adverse effect on the company's business, operating results and financial condition. The company has relied primarily on the use of trade secrets to protect its proprietary technology, which may be inadequate. The company does not know whether it will be able to defend its proprietary rights because the validity, enforceability and scope of protection of proprietary rights in new technology is uncertain and still evolving. If the company resort to legal proceedings to enforce its intellectual property rights, the proceedings could be burdensome and expensive.

INVESTMENT IN COMMON STOCK OF THE COMPANY MAY NOT INCREASE IN VALUE UNLESS THE COMPANY IS ABLE TO BECOME PROFITABLE.

     The company has incurred losses in business operation since inception. The company expect to continue to lose money for the foreseeable future, and it cannot be certain when it will become profitable, if at all. Failure to achieve and maintain profitability may adversely affect the market price of the company's common stock.

THE COMPANY IS PRESENTLY IN UNSOUND FINANCIAL CONDITION WHICH MAKES INVESTMENT IN THE COMPANY'S SECURITIES HIGHLY RISKY.

     The company's financial statements include an auditor's note regarding an uncertainty about its ability to continue as a going concern. The company's financial statements also include an accumulated deficit of $1,956,841 as of December 31, 1999 and $2,699,936 as of September 30, 2000, and other indications of weakness in its present financial position. The company has been operating through the issuance of common stock for services by entities that it could not afford to pay in cash. The company is in unsound financial condition.

THE LOSS OF ANY OF THE EXISTING OFFICERS OR KEY PERSONNEL WOULD LIKELY HAVE AN ADVERSE EFFECT ON THE BUSINESS.

     The company's future success depends in large part on the skills, experience and efforts of its key marketing and management personnel. The loss of the continued services of any of these individuals could have a very significant negative effect on the company's business. In particular, the company relies upon the experience of Michael Bruce Hall and Jeffrey G. Turino, our President and Chief Executive Officer, respectively. The company does not currently maintain a policy of key man life insurance on any of its senior management employees

THE COMPANY'S BUSINESS PLAN REQUIRES ADDITIONAL PERSONNEL AND MAY BE NEGATIVELY AFFECTED IF THE COMPANY IS UNABLE TO HIRE AND RETAIN NEW SKILLED PERSONNEL.

     The company's future expansion and success depends in large part upon its ability to attract, train, motivate and retain skilled sales and marketing personnel. The company's failure to attract and retain the highly trained, specialized technical personnel that are integral to its sales, product development, and support service may limit the rate at which the company can generate sales and grow. This could negatively affect the company's business, operating results and financial condition.

THE COMPANY WILL INCUR SIGNIFICANT EXPENSES IF OTHER COMPANIES CLAIM THAT THE COMPANY INFRINGED ON THEIR PROPRIETARY RIGHTS.

     The future business success of the company's depends in large part on its proprietary software. Software development and protection in today's rapidly evolving technological environment is inherently uncertain. Although the company attempts to avoid infringing known proprietary rights of third parties, the company is subject to the risk of claims alleging such infringement. The company does not conduct comprehensive searches to determine whether the technology it uses infringes patents, trademarks, trade names or other protections held by third parties. In addition, many patent applications are confidential when filed, and there may be patent applications for similar technology pending. Any claim of infringement could cause the company to incur substantial costs defending against the claim, even if the claim is invalid. Furthermore, a party making such a claim could secure a judgment that requires the company pay substantial damages. A judgment could also include an injunction or other court order that could prevent the company from selling its products by marketing its services. Any of these events could have a material adverse effect on the company's business, operating results and financial condition.

IF THE COMPANY IS UNABLE TO RAISE SUFFICIENT CAPITAL IN THE FUTURE, IT MAY NOT BE ABLE TO STAY IN BUSINESS.

     Currently, the company's capital is insufficient to conduct its business and if the company is unable to obtain needed financing, it will be unable to promote its products and services, explore potential business opportunities and otherwise maintain its competitive position. Since the company intends to expand its business rapidly, it is certain that it will require additional capital. The company has not thoroughly investigated whether this capital would be available, who would provide it, and on what terms. If the company is unable to raise the capital required to fund its growth, on acceptable terms, its business may be seriously harmed or even terminated.

BUSINESS  OF  THE  ISSUER

     Pinnacle is an integrated consumer finance servicer. Pinnacle offers advance paycheck services and other retail financial services at competitive rates in convenient locations.

     Advance paycheck service is similar to "payday loan" service offered by the company's competitors. For comparison, a "payday loan" service company extends a credit to a customer and provides a customer cash in exchange for the customer's check (in the amount of advanced cash plus the service fee) and an agreement to defer deposit of the customer's check until the customer's payday. The "payday loans" are processed manually and carry a high administrative cost. A "payday loan" service company must distribute cash funds to each location and keep a significant supply of cash on hand. Distribution and maintenance of cash involves inherent security cost and losses due do theft.

     Pinnacle does not advance cash to its customers. Instead, Pinnacle provides a customer with a debit card that is credited with the amount of money advanced. A customer fills in an application and writes a check for the amount of money advanced, plus the fee. The service is fast, reliable, safe and convenient, and the administrative cost is low. The entire transaction is handled electronically. In legal terms, the transaction is defined as a "payment instrument-for-payment instrument" transaction. By definition, Pinnacle is a "money transmitter", not a "payday loan" servicer.

     Pinnacle has developed a software that enables Pinnacle to process deferred deposits as an advance paycheck money transmitter. The software's substantial processing ability and capacity will also allow Pinnacle to process its paycheck advances and as well as short term lending activities for its competitors. The software has servicing capabilities, including tracking multiple advances, single and multiple payments, both in cash and by electronic withdrawal from borrower's third party institutional accounts. The software is proprietary in nature, and to the company's knowledge, unique in the industry. Pinnacle, however, does not hold a patent nor does it plan to seek patent registration.

     Pinnacle  also  has  a website, at www.pcbm.com, and ultimately, intends to
                                        ------------
make available on its website loan access to its customers. While loan access via the Internet is a part of the business plan conceptually, the company has not entered into any contracts or made expenses toward implementation of the program. Pinnacle does not depend on the customer's use of the Internet for its business. Pinnacle's primary objective is to develop and maintain a network of locations that would offer advance paycheck services. Once these locations are established, Pinnacle may explore the possibility of offering deferred deposit services via the Internet. The fact that Pinnacle has a website is not material at this time. At this time, the website serves to provide and disseminate additional information about Pinnacle to the public.

DESCRIPTION  OF  BUSINESS  -  GENERAL  (continued)

     Pinnacle is a holding company of two subsidiaries, Fast Title Loans, Inc. ("Fast Title") and Fast Paycheck Advance Inc., ("Fast Paycheck") that are engaged in consumer lending and deferred deposit services. In the past, Fast Title, its consumer lending subsidiary, has generated all of its revenues. Fast Title loaned money, secured by motor vehicle title, to individuals with poor or non-existent credit. It provided fast access to short-term cash loans, primarily in the state of Florida. The title loan business, however, became unprofitable when the legislature in Florida recently lowered the interest rates on vehicle title loans. In September 2000, Pinnacle discontinued its Fast Title business and concentrates instead on developing Fast Paycheck and its growth potential. (Please refer to Business of the Issuer Section on page 8 for historical discussion of Fast Title.)

     Management has developed new lines of business, primarily through Fast Paycheck, and shifted its business operations dramatically in 1999. The financial condition of the company, however, has suffered, as its financial statements indicate.

     As a result of discontinuing the title loan business in Florida, the operating revenues have decreased and the company's financial condition was impaired. The results of operations for the period ended September 30, 2000, as reflected in the company's Form 10-QSB filed on November 20, 2000 and Form 10-QSB/A filed on November 22, 2000, are as follows:

     TOTAL ASSETS. Total assets at September 30, 1999 were $1,470,457 compared to September 30, 2000 total assets of $1,195,089. The second quarter at June 30, 2000 indicated approximately $200, 825 less, $1,395,914. The decrease in the third quarter primarily represents the write off of goodwill that was impaired.

     TOTAL LIABILITIES. Total liabilities include accounts payable, the current potion of the long term debt, notes payable to officers, and non-current portion of the long term debt. Accounts payable decreased from $446,341 at June 30, 2000, to $274,985 at September 30, 2000. The decrease in accounts payable should be read as an indication of expansion in Paycheck business in the evaluation of the company as a going concern.

     The long term debt increased from $1,013,636 at June 30, 2000 to $2,598,141 at September 30, 2000. The increase of long-term debt has been necessary to effectuate the transition of business from the Fast Title to Fast Paycheck. Pinnacle suffered a net loss before federal income taxes in 1999 of $2,646,922. The company needed the additional funding to provide liquidity to pay current obligations. It was successful in obtaining an additional loan of $1,013, 636. This number was reflected by increase in the long term debt from year end 1999 to June 30, 2000. Long term debt was $417,287 at December 31, 1999; $547,287 at March 31, 2000 and $1,013,636 at June 30, 2000.

     REVENUES. The operating revenues have decreased over the first nine months of operation in 2000. At December 31, 1999, operating revenues were $214,538, compared to $62,681 at March 31, 2000 and $69,683 for the six month at June 30, 2000, and $107, 399 for the nine months ended September 30, 2000. Operating revenues are expected to remain low until the Fast Paycheck business expands and other sources of revenue are realized.

     OPERATING EXPENSES. Operating expenses remain fairly consistant, $1,423,079 for the nine month ended September 30, 2000. This compares to $1,895,548 for year end December 31, 1999 and $990,750 for the six months ended June 30, 2000. Such expenses include the cost of expansion and litigation expenses the company has borne. As a result, management believes that the financial condition of the company will improve substantially by 2002.

     The company has a $100,000 note payable with an investor that expires May 14, 1999. In addition, the company has a $538,276 note payable with a lender that expired February 28, 2000. This note is subject of a lawsuit with First American Reliance, Inc.

     There is also a $514,055 note payable with investors that expired on March 1, 2000. This debt has been converted into equity in the third quarter of 2000.

     The company has approximately $417,287 in debt that will mature between December 31, 2000 and December 31, 2002.

     At this time, it is unlikely that the company will have adequate capital available to repay the debts as they mature. If the loans are called, the company's financial condition will be further negatively impacted.

     The company is defending various lawsuit claims, which, if lost, would negatively impact the company. Even if the outcome is positive, the cost to the company in legal fees has been substantial.

     NET LOSS. The company's net loss is $1,914,997 for the nine months ended September 30,2000 and $1,174,000 for the six months ended June 30, 2000. This compares to a net loss of $580,564 for the three month ended March 31, 2000.

     CAPITAL EXPENDITURES. The company is engaged in consumer finance and electronic technology development. As a result, capital expenditures are not substantial and management does not foresee a substantial difference from quarter to quarter. The facilities are leased. Property and equipment net cost consistantly approximates $150,000 per quarter. Substantially all of the value of the company is not in physical assets but in the ongoing operations of the company. Should the company be liquidated, there are few assets to distribute to creditors and shareholders.

     Non-cancelable lease commitments run until 2002. The total amount due under the lease terms for 2000 is $60,372. The company is operating various locations on month to month basis.

     LIQUIDITY. Maintaining sufficient liquidity is a material challenge to management at the present time. The company owns a loan receivable dated December 29, 1997 for $25,000 with 18% per annum interest. The company also owns a demand loan receivable for $423,000. This loan is non-interest bearing. There are no payments received as of November 30, 2000.

     The company's accountants have expressed "substantial doubt" about the company's ability to continue as a going concern. The management, however, is optimistic that the company will recover and continues not only to develop the payday deferred deposits and data processing services, but also to explore additional opportunities to expand cash flow. There is no assurance that management's optimism is well based or that they will be successful.

     The company has signed a non-binding letter of intent to purchase an on-going business entity. The acquisition may be structured as a stock-for-stock exchange, resulting in the entity becoming a subsidiary of the company. The company could benefit from the revenues produced by the entity's business. The transaction, however, is still only in the due diligence phase. Successful completion of negotiations has been delayed by management's attention to administrative and regulatory matters. Regardless whether management accepts or declines this transaction, it is still exploring other business opportunities, including processing deferred deposits for its competitors and servicing banking and mortgage loans.

HISTORICAL BACKGROUND

     Pinnacle Business Management, Inc., a Nevada corporation chartered on May 7, 1997, is an integrated consumer finance and E-commerce technology developer. Pinnacle is a holding company of two subsidiaries that are engaged in consumer lending and deferred deposit services.

     Originally, Pinnacle was a wholly owned subsidiary of 300365 BC, Ltd. d/b/a Peakers Resources Company (the "Predecessor"). The Predecessor was incorporated on November 13, 1985 in the Province of British Columbia, Canada. The Predecessor was organized to conduct mining operations, but remained inactive due to the severe economic depression in the 1980's and lack of working capital.

     On May 7, 1997, the Predecessor incorporated Pinnacle Business Management, Inc. (the "Company"), as a wholly owned subsidiary in the State of Nevada.

     On May 15, 1997, the shareholders of the Predecessor exchanged all the shares of the outstanding stock of the Predecessor for the stock of the Company on a share-for-share basis. The Predecessor became inactive and its business was wound up. The majority of the Company's shares are now owned by United States residents.

     On October 27, 1997, the Company formed JTBH Corporation, a wholly owned subsidiary without assets, and acquired Fast Title Loans, Inc.("Fast Title"), a Florida corporation chartered in April 1996, on a share for share basis. The cost to the Company was $122,500. The shares of Fast Title were converted into common stock $.001 per share of the Company and Fast Title became the wholly owned subsidiary of the Company.

     Fast Title is a consumer lender company that operates short term cash loans, using the free and clear title of a borrower's automobile as a collateral. The loan allows the consumer to retain possession and use of their motor vehicle.

     On December 29, 1997, the Company incorporated Summit Property, Inc. in the State of Nevada, as a wholly owned subsidiary. Summit Property is inactive.

     On February 9, 1998, the Company incorporated Fast PayCheck Advance, Inc. in the State of Florida, also as a wholly owned subsidiary. Fast PayCheck provides short term paycheck advances to consumer.

     On March 3, 2000, the Company acquired MAS Acquisition XIX, Inc., an Indiana inactive reporting shell company chartered on January 6, 1999. The Company acquired MAS with the intent to succeed to the reporting requirements of MAS under Rule 12(g)-3 of the Securities Act of 1933, as amended.


     At that time, the Company was trading on OTC BB and had been assigned the modifier "e". The modifier "e" indicates to the investor that the company has not complied with OTC BB's rules for eligibility to trade on the Bulletin Board, and generally, if it does not become compliant within the applicable grace period under the NASD rules, the issuer will be delisted. In business terms, the modifier "e" drives down the price of securities because it indicates to the shareholders that the issuer may be non-compliant, and may be delisted. The shareholders often sell the securities before the issuer becomes delisted, which drives the price of the securities even lower. Additionally, delisting creates the perception that there is less liquidity in the security.

     On March 1, 2000, in order to comply with the newly enacted reporting requirements, the Company filed its first Form 10SB. However, the thirty day period for the "e" designation ran until March 9, 2000, while the registration under Form 10-SB would not become effective until several weeks later. The Company's primary concern was to protect the shareholders' value by protecting its trading status. As a result, the Company decided to acquire an inactive, reporting shell company. On March 3, 2000, Pinnacle closed on a stock acquisition of MAS Acquisition XIX, Inc., thereby succeeding to the reporting requirements of MAS under Rule 12(g)-3, and withdrew its Form 10-SB.

     The Company acquired 96.8% of the issued and outstanding stock of MAS Acquisition XIX, Inc. via a stock Exchange Agreement with MRC Legal Services Corporation ("MRC"). Pursuant to the Exchange Agreement, 1,500,000 shares of common stock of the Company were exchanged for 8,250,000 shares of MAS, and MAS became the wholly owned subsidiary of the Company.

     MRC had acquired the 96.8% of the issued and outstanding shares of MAS via a Stock Acquisition and Stock Purchase Agreement between MRC, the acquiring shareholder, MAS Capital, Inc., the controlling shareholder of MAS, and MAS on March 3, 2000. Subsequent to the acquisition of 96.8% of MAS stock by MRC on March 3, 2000, MRC transferred funds ($1000) to MAS Capital, Inc., for distribution to the minority shareholders of MAS. The remaining outstanding shares were cashed out and retired. As a result, the Company now holds all issued and outstanding stock of MAS, or 100% of MAS.

     However, the Company was unable to determine whether the Company acquired only 96.8% of MAS issued and outstanding shares or all of its shares until several months after the Company's acquisition of MAS. It was determined that the Company should enter the disclosure system separately under its own CIK code, and on July 27, 2000, filed its Form 10-SB, which is now being amended by this Form 10-SB/A.

     MAS Capital, Inc., the former controlling shareholder of MAS, has since confirmed that the remaining shares were cashed out and retired. As a result, the Company now holds 100% of issued and outstanding shares of MAS, and is eligible to succeed to the reporting requirements of MAS.

     However, because the Company has already filed the Form 10-SB registration, it now must respond to the Securities Exchange Commission's comments to its Form 10-SB and file this amended Form 10-SB/A.

     With respect to the Company's acquisition of MAS, prior to the acquisition MAS had 8,519,800 shares of common stock outstanding of which 8,250,000 were exchanged for 1,500,000 shares of common stock of the Company. The remaining shares were retired.

     The Company issued an additional 1,525,000 shares to the consultants of MRC Legal Services Corporation for consulting services related to the negotiations and completion of a stock exchange between the Company and the majority shareholder of MAS.

     On March 6, 2000, the company filed a Form 8-K, under the CIK codes for MAS, to disclose the acquisition of MAS. An amended Form 8-K, which included audited financial statements of the Company, was filed on May 3, 2000.

     The shares issued to the consultants of MRC were registered on March 16, 2000 in the Company's Form S-8.

     MAS continues to be an inactive registrant with no tangible assets. At present, the Company has no plans to sell MAS.

BUSINESS OF THE ISSUER
----------------------

     Pinnacle is a company in transition. In the past, Fast Title, its consumer lending subsidiary, has generated all of its revenues. Fast Title lended money short-term, secured by the borrower's vehicle title. Certain local ordinances recently enacted create a hostile environment and has had a negative impact on the title loan business. As a result, the company has discontinued its efforts to expand the Fast Title business. It plans, instead, to concentrate on the Fast PayCheck business and its potential for growth.

     The negative impact on operations relates only to the state of Florida due to the fact that the current laws reduce the maximum annual percentage rate allowable on title loans to 18% (eighteen percent) annual percentage rate. This effectively puts the title loan business out of business in the state of Florida. The company has made plans to shift from the title loan business to the payday loan industry.


     All title loan operation were in the state of Florida. The legislature in Florida has reduced the interest rate on the title loans from 265% per year to 18% APR. The interest rate reduction made title loan business unprofitable and effectively put all title loan companies out of business as many customers defaulted on their loans. Consequently, Fast Title is collecting only principle on the loans, but no or minimal interest.

     The negative impact on operations results in a loss of income for the last two years. The total losses for the company were $869,373 in 1998 and $2,646,922 in 1999. The totla reveneu from the title loan business was $210,424 in 1999 and $629,346 in 1998. Revenues todate from the title loan business were $34,144 in 2000.


     New operations encompass two areas: (1) the expansions of revenues through the traditional pay day lending and (2) revenue from processing payday loans for competitors.


     New operations from loans from Fast Paycheck Advance are estimated to yield approximately $9,000 per month per location of Mail Boxes Etc., with a total three year projected expansion of over 2500 locations. After significant test marketing and advertising, the estimated yield has been revised to approximately $4000 per participating location, with a full implementation and roll out starting in the first quarter of 2001.

     The second component of operational revenues consists of processing revenues generated from processing PayDay advance loans for the company's competitors. Initial results indicate projected revenue of $10,000 per location processed per year. Currently the company has 125 MBE locations and 4 retail stores of former Fast Title. In addition, the company is also processing loans from 40 Unistar locations. The company is actively seeking additional customers for its business.

     The MBE expansion described above provides the opportunity for growth over the next three years. Management believes that significant revenue will start in the fourth quarter of 2000 and continue growth through 2001 and 2002. Management estimates the processing revenue at $10,000 income per store processed per year. The company currently processes loans originated by 40 stores in Florida and intends to expand to 80 additional locations by the year-end.

     If the company is unsuccessful in expanding through the MBE retail centers, however, new operations may not generate the revenues necessary to continue its business.

     The third component of the operations is the proposed acquisition of All Pro. Recent financial information indicates revenues of approximately three million eight hundred thousand dollars in the third quarter with a profit of three hundred twenty thousand dollars. At present time, Pinnacle expects to generate a profit in the fourth quarter of 2000 with the All Pro acquisition, or in the second quarter of 2001 without the All Pro acquisition.

     The company is in negotiations to reduce the debt held by shareholders by converting debt into equity. Pinnacle has identified several financial institutions and is working to negotiate an agreement with at least one and to solidify as many relationships as possible to carry the company financially until the revenues increase.

     If management is unable to secure a financial relationship, it will severely limit the company's ability to move forward with its current business objectives. Currently, the cessation of business in Fast Title has reduced the income available to the company to pay its existing obligations as they become due. This creates doubt as to the company's ability to continue in business. While management believes they will be successful in achieving an appropriate banking relationship, there is no assurance that they will be successful in doing so.

     Fast PayCheck, incorporated February 9, 1998, offers payday deferred deposit services to individuals. The maximum amount of a deferred deposit is $500. On September 24, 1999, the company signed an agreement to offer Fast PayCheck services through Mail Boxes Etc. USA, Inc. stores ("MBE Agreement"). Management is very optimistic about the potential for growth in this business endeavor. Operations are expected to render a yield to the company, which should grow conservatively for several years into the future. Mail Boxes Etc. USA, Inc. ("MBE") has over 3000 locations in the United States. Locating in even a fraction of these stores could greatly expand the business of Fast PayCheck.

     Illustrated below is an estimate of the percentage of total revenue contributed to Pinnacle by Fast Title operations compared to Fast PayCheck operations:

1997          Fast  Title  =  100%          Fast  PayCheck  =  0%
1998          Fast  Title  =   99%          Fast  PayCheck  =  1%
1999          Fast  Title  =   95%          Fast  PayCheck  =  5%


     In July 2000, the company has spent approximately $100,000 on new Proprietary software to process its payday deferred deposit operations. This system also services the title loan business; it accepts and processes all information necessary for Pinnacle's bookkeeping system.

     These costs are incurred at the same time the cash flow from Fast Title is decreasing. Management believes that any negative impact on revenues will be temporary. The negative impact on revenues relates only to the State of Florida due to the fact that the current laws reduce the maximum annual percentage rate allowable on title loans to 18% (eighteen percent) annual percentage rate. Net income should increase as the new operations begin generating revenues.

Fast Title Loans, Inc.
---------------------

     Until recently, Fast Title loaned money on motor vehicle titles. Discussion of its business is included to provide information regarding the source of revenues historically. Business in Fast Title has ceased, however.

     Fast Title loaned money on motor vehicles. It marketed to individuals and businesses with poor or non-existent credit. It attempted to provide fast access to short-term cash loans. Borrowers pledged their vehicles as collateral. The company would not accept a vehicle as collateral unless there were no other outstanding liens on the vehicle. The company did not, however, require credit checks on the individual. The individual retained the use of his vehicle during the loan period unless he defaulted on the loan.

     Loan amounts were generally less than 40% of the blue book value of the collateral. The maximum interest rate was 22% per month, which was the maximum amount permitted by Florida law. The average net yield to the company was 12%.

     With the new minimum interest rate of 18%, the yield is too low to justify continuation of the business.

     The average loan term of a loan is four months, but the term may extend to a year. In Florida, the law provides that a creditor may keep any surplus realized from the possession and the sale of the vehicle. Fast Title, however, does not repossess vehicles on a regular basis. It is the policy of the company to repossess only if there is no activity on the account for 60 days, and only after efforts are made to secure repayment of the loan. In 1999, Fast Title netted approximately $1,200 from the sale of repossessed vehicles.

Fast  Title  Competition
------------------------

     Fast Title is no longer conducting business. As a result, the discussion of competition should be read for the benefit of historical information only.

     Fast Title's primary competitor has been Florida Title Loans, Inc.("Florida Title"). Florida Title has 300 locations in the Southeast and has a long operating history. Florida Title has a loan to value ratio of 33% of the wholesale value of the collateral. Fast Title has a loan to value ratio of up to 50% of the wholesale value of the collateral. Fast Title therefore competes with the larger distribution base by attracting a wider market.


Fast  Title  loans  ceased  operations  in  September  2000.

     The "loan to value ratio" is a calculation based on the amount of dollars loaned to the value of the vehicle, as stated in the most recent NADA Black Book wholesale "rough price" category. While the company's competitors would only lend 33% of the automobile's value, Fast Title would lend up to 50% of the car's value. Most customers have a specific target dollar amount they need to borrow and "shop around" for the amount of loan they need. The higher dollar amount offered by Fast Title, as compared to Pinnacle's competitors, allowed the company to appeal to a broader market.

     There are no Fast Title loan locations currently open. The business ceased operations in September 2000. The company, however, uses Fast Title's stores for processing its advance paycheck loans.


     Fast Title's second major competitor has been Speedy Cash. Speedy Cash is located in the states of Florida, Georgia, Mississippi, South Carolina and North Carolina. Speedy Cash has approximately 200 locations, a longer operating history and a larger distribution base. Management believes, however, that it effectively competes with Speedy Cash. These companies advertise heavily. This publicity educates consumers about the title loan method of borrowing cash, and may, in fact, be favorable for Fast Title.

Fast PayCheck Advance, Inc.
--------------------------

     Fast PayCheck offers deferred deposit services to individuals with poor or non-existent credit or who need short-term financing. Fast PayCheck provides fast access to short-term cash. Customers complete an application. If accepted, the customer writes a post-dated personal check to Fast PayCheck. Fast PayCheck then issues the customer a debit card. A per transaction fee exists for consumers using the debit card. Pinnacle holds the personal check until the customer's payday, and then electronically debits the individual's bank account. The transaction is considered an exchange of a payment instrument for a payment instrument. As a result, Fast PayCheck is not considered a paycheck lender, but a money transmitter. No credit checks on the individual are required.

     As a money transmitter, Fast PayCheck's financial risk (the amount of uncollected debt) is much lower than that of a money lender. Fast PayCheck does not loan its own funds to the customer; it only advances funds that are due to the customer from a third party (i.e. the customer's employer). Because these transactions are relatively safe or "good credit risks", no credit checks on the individual are required. The maximum amount of a loan is $500. The average loan is $200. The maximum term of a loan is two weeks. Fast PayCheck charges the customer a fee of 10% of the check amount and a $5 transaction fee and receives an average return of 25% per month on these transactions.


     The operations of money transmitters, defined as an exchange of a payment instrument for a payment instrument, are relatively safe or "good credit risks" transactions. Money transmitters do not normally require credit checks. No credit checks are required because the amount of money advanced to the individual on the debit card, including the 10% customer fee and a $5 transaction fee, is fully covered by the customer's check which is automatically electronically debited against the customer's account when his employer transfers funds owed to the customer, such as wages or business reimbursements. These funds are then, in turn, made available for access and use by the customer by use of the debit card.

     A default could occur if the customer's employer fails to transfer funds, due to, for example, the employer's financial inability to meet payroll or because the customer's employment relationship was terminated. Such situations are relatively rare. Fast PayCheck's financial exposure is also limited, by the fact that the maximum amount of the funds advanced does not exceed $500.

     Comdata, a Maryland corporation, is a large financial services company that offers a variety of financial services to consumers. Comdata operates electronic funds distribution, including transfer of funds, distribution of wages and deferred deposits by the means a debit card that carries Comdata's logo, the ComCheck card. The logo is also displayed at retail locations and other establishments that accept the debit card. The debit card is also accepted by the CIRRUS and MAESTRO networks. CIRRUS network consists of ATMs (automated teller machines), while MAESTRO network consists of P.O.S. locations that accept and process debit transaction. (P.O.S. is a "point-of-sale", a business terminology referring to the location where the transaction took place and was registered on the network, such as ATMs or retail stores. )

     Pinnacle entered into an agreement with Comdata on November 11, 1999, for the term of one year. Under the agreement, Comdata provides Pinnacle with the ComCheck debit card and administers and account on behalf of Pinnacle that supports the debit cards. Comdata provides the company's employees with initial training regarding the funds distribution by the means of the debit card, as well as with promotional material. Pinnacle can market Comdata's services (product) directly to consumers through its former FastTitle locations in Florida, or refer Comdata's services (product) to the company's competitors, who offer similar or related consumer financial services. As a result, the agreement between Comdata and Pinnacle is referred to by the parties "Referral Agreement" or "remarketing" agreement. The referral or "remarketing" provision allows Pinnacle to let other entities use its debit card services under the agreement provided by Comdata. Pinnacle refers prospective customers to Comdata using card applications which have an identification number assigned to Pinnacle by Comdata. When the prospective customers sends in the filled application, the ID number in the application identifies to Comdata the source of referral for the purpose of determining if the company is entitled to referral fees. Pinnacle participates in the swipe fee revenues generated by each company. A swipe fee is a fee generated each time the debit card is used in an ATM or at a retail location. Comdata signs and implements its debit card services from a referral or marketing action by Pinnacle.

     At present time, Pinnacle's income from the Comdata's Referral Agreement is insignificant. The company has just started remarketing their services. The agreement with Unistar, attached to the company's Form 10-SB/A as Exhibit 10.6 is the company's first remarketing contract that is expected to materialize income from debit card processing.

     Unistar is a payday lender, a competitor. Pinnacle processes, approves and activates their payday loans and debit cards. Unistar is projected to start adding significant revenue once all Unistar stores are processing transactions through Pinnacle's call center. The company expects to process all 80 plus locations by the end of the first quarter of 2001. Management believes, based on historical information provided by Unistar, that this will produce approximately $800,000 in revenues annually, or approximately $66,000 per month.

     The debit cards are used to advance funds to the customers. Instead of disbursing cash and requiring cash to be on hand in locations throughout the country, Pinnacle provides a debit card that is accepted at 1,000,000 plus locations. The debit card is placed on the MAESTRO system by Comdata.

     The Comdata contract expired on November 11, 2000. The company, however, continues to renew the contract on a month-to-month basis and has currently contracted with Lynk Systems, inc. to replace Comdata.

     Comdata is a credit card and debit card clearing company. Comdata provides the physical debit cards used to fund the paycheck advances. Comdata also administers a bank account on behalf of Pinnacle. Funds in this account fund the debit cards. Pinnacle has the ability to log onto Comdata's system and reassigns funds from the master account to the individual card when an advance paycheck "loan" is approved. The debit card is accepted by the MAESTRO and CIRRUS networks. MAESTRO and CIRRUS are switches or servers, a type of virtual warehouse that sorts and matches electronic information received from ATM locations, point of sale locations, and banking centers. Their networks are series of banking and merchant locations that allow the use of a card at either a retail or ATM location. These networks are not proprietary to Pinnacle but are proprietary to Mastercard, Visa, or an individual associated bank.

     (P.O.S. is a "point-of-sale", a business terminology referring to the location where the transaction took place and was registered on the network.)

     Lynk Systems, Inc. also provides debit cards to the company and administers a bank account on behalf of Pinnacle. Lynk System also allows Pinnacle to log on and reassign funds from the master account to the individual card when a "loan" is approved.

     The debit card is supported by the Star, Plus, Mac, Pulse, Interlink and NYCE network. These networks act exactly like the MAESTRO and CIRRUS networks. The provide a series of merchant and ATM locations at which the debit cards are accepted. Lynk Systems also provides additional services that customers can utilize with the debit card, such as ATM services, Fund Transfer Services, Long Distance Telephone Services that allow the cardholder to make a local and long distance telephone calls through a designated telecommunications service provider, and POS Services that allow the cardholder to purchase goods and services at any retail or other establishment that displays the network logo that also appears on the back of the card.

     The debit cards are used to fund the company's "loans". Instead of disbursing cash and requiring cash to be on hand in locations throughout the country, the company provides a debit card that is accepted at approximately 1,000,000 locations.

     Lynk System contract is for 2 years. Lynk System provides multiple services on each card, such as a phone calling card. The major advantage is the increased swipe fee revenue from Lynk Systems. A swipe fee is a fee generated each time the debit card is used in an ATM or at a location used to purchase services (such as a gas station.) Additional benefits are increased services the card offers, such as long-distance calling interface. Pinnacle has the option to pick up additional services for its clients, but has not implemented any such programs. Pinnacle has plans to implement additional services as they become available from the Lynk System in the next 12 months.

     Pinnacle keeps a bank account by agreement with MasterCard. This account generally keeps a balance of up to $50,000. Purchases made by a customer's use of the debit card are deducted from Pinnacle's Master Card cash account. If Pinnacle does not keep sufficient cash in the account, Master Card will not honor debit card purchases.

     The two agreements, Comdata and Lynk Systems, are separate agreements. There is no interrelationship of the Lynk Systems debit cards and Pinnacle's bank account agreement with Master Card. Master Card is a Comdata related transaction and has nothing to do with Lynk System.


     Management believes that the use of debit cards is comparatively fast, reliable, convenient, and secure. It has the added advantage that it greatly reduces the security costs associated with cash transactions by eliminating the need for each store to carry large amounts of cash.

     In any money transactions, security is an issue and concern. Fast PayCheck eliminated the security issue by contracting only with those cash fund distribution service centers that use debit cards instead of cash.


     Debit cards are more secure than a cash inventory. Cash fund distribution is unsafe and carries inherent security costs and risks. Armed robbery of cash is prevalent in the check cashing business, which is the reason why in many check cashing locations employees are placed and work behind bullet proof glass. The stores' security measures include safes, security guards, alarm systems, close-circuit cameras, safety entry for employees, and monitoring and tracking employee movement. Because the stores maintain a significant supply of cash, they are subject to risk of cash shortage by theft and employee error. The cost of security measures and cash shortages is significant in businesses that operate on cash basis.

     Debit cards are safe. In the event a debit card is stolen, it cannot be used until it is activated. All debit cards carry a zero balance until activated by the consumer. The card is useless until activated. The customer or person in possession of the debit card has to call the processing center and verify his or her identity by answering a series of questions from the original loan application and bank statement. This process is similar to the credit card companies' security process of including for verification mother's maiden name, date of birth and social security number. The main difference, however, is that the debit card is distributed to the individual at the time of the "loan" approval. Their identity has already been verified by the driver's license, bank statement, pay check, and an employment verification. Consequently, the company knows that the customer is getting a card associated with their loan. At that point they have to call into the call center for their pin code and to load the appropriate cash amount on the card.

     Again, the individual has to comply with a series of questions to assure the processing center that they are the correct individual with card. Only then is the card loaded and a pin access code given out.

     Once the card is in the hand of the customer, the amount credited to the card is low, limited to $500. Federal regulations set the limit of the customers' exposure should an unauthorized person utilize the card. In most circumstances, the customer's liability for stolen amounts is limited if they report the loss of theft in a timely manner and if the card is used by an unauthorized person. Fast Paycheck liability is limited by the amount credited to the debit card, which is minimal.

     In third quarter 1999, on September 24, 1999, Fast PayCheck and Pinnacle signed a three year contract with MBE to offer Fast PayCheck services in MBE locations throughout the United States. MBE is a franchiser of retail outlets ("MBE Centers") which provide a variety of postal, business and communication services to businesses and the general public. Through this Agreement, Fast PayCheck may offer its services in any participating MBE Centers. The decision to open a Fast paycheck service in an existing MBE center is made by the Pinnacle's management. Under the agreement, Pinnacle may commence business in any state, in which Pinnacle is licensed to conduct business, within the three year period. Pinnacle has to negotiate with each franchisee separately, and the franchisee must agree to offer Fast PayCheck services in their MBE Center.

     The MBE Agreement is exclusive for 18 months of the three-year term after commencement of business in each state. As a result, Pinnacle could commence business in a state in the 35th month of the contract and have an exclusive for an additional 18 months, of which 17 months are longer than the contract.

     For example, if Pinnacle commenced business in a state on January 1, 2000, the exclusive provision for that state would run for 18 month from that day, or until July 1, 2001. If Pinnacle commences business in another state on September 1, 2002, the exclusive provision for this state would run for 18 months from this day, or until March 2004, or 17 months longer than the MBE contract, which is to expire on September 24, 2002.

     The contract, however, carries an option to renew upon terms agreed to by MBE, Pinnacle and Fast PayCheck.

     Under the terms of the MBE Agreement, customers complete the application and provide it to MBE personnel. MBE Centers fax the documents to Pinnacle's call center and distribute a card to the borrower at the MBE location. MBE is paid $3.50 per transaction. Management intends the call center to receive the fax application from the MBE centers, qualify the application, enter the customers information into the computer, re-fax the approval or denial and activate the debit card for the customer.

     Currently, Fast PayCheck offers its services in Fast Title and Florida MBE Center locations. Pinnacle intends to expand into a multi-state operation in the year 2000 offering services in MBE Centers. At present, approximately 125 of the MBE Centers are participating. By the end of 2001, Management plans to expand into every MBE location in states with laws favorable to the provisions of Fast PayCheck services. Several states have usury laws, for example, that would prohibit Fast PayCheck practices. Management estimates that as many as 2800 MBE stores are located in favorable states. At this time, Pinnacle has applied for the appropriate licenses in Idaho, Missouri, Utah and Indiana.

     Fast Paychek services are offered in four corporate locations (former Fast Title stores) in the state of Florida and throughout 125 MBE locations in the state of Florida. In addition, the company is processing payday loans for 40 Unistar locations.

     The company has been licensed in Florida, Louisiana, Utah, Missouri, North Carolina, Kentucky, Indiana, Idaho, and California, and currently is working to open locations in Louisiana and Utah; the revised target date is late December or early January.

     The time for processing each license application is approximately 6-8 months. Once the company is licensed and approved to conduct business in a state, it has to negotiate with each franchisee in that state separately. It is not feasible to estimate how long each negotiation or such negotiations could take.

     The average number of customers who participate at each location varies depending on the size of MBE and its geographic location. It is expected that MBEs located in larger cities may generate a greater number of customers than MBEs located in small towns and rural areas. However, it is difficult to estimate the number of customers at each location because the program is so new that reliable data is not yet available.

     Each MBE franchise that services Fast Pay Check customers is covered under the Master Agreement between Pinnacle and MBE.

     Pinnacle is licensed or holds a Certificate of Authority to conduct business in the following states: Listed under each state are MBE locations available for debit card processing.

Florida- Licenses.  There are 249  locations.

Louisiana- Certificate of Authority.  There are 17 locations.

Missouri-  Certificate of Authority.  There are 64 locations.

North Carolina- Certificate of Authority.  There are 100 locations.

Kentucky- Certificate of Authority.  There are 28 locations.

Utah- Certificate of Authority.  There are 20 locations.

Indiana- Certificate of Authority.  There are 54 locations.

Idaho- Certificate of Authority.  There are 21 locations.

California- Certificate of Authority.  There are 521 stores.

Pinnacle has pending applications for licenses in the following states:

Tennessee- Applications pending.  There are 51 locations.

Delaware- Applications pending.  There are 10 locations.

Illinois- Applications pending.  There are 122 locations.

South Dakota- Applications pending.  There are 3 locations.

New Mexico- Applications pending.  There are  27 locations.

Oregon-  Applications pending.  There are 46 locations.

New Hampshire- Applications pending.  There are 14 locations.

Washington- Applications pending.  There are 13 locations.

Arkansas- Applications pending.  There are 17 locations.

Nevada- Applications pending.  There are 52 locations.

Oklahoma- Applications pending.  There are 38 locations.

Minnesota- Applications pending.  There are 55 locations.

Kansas- Applications pending.  There are 24 locations.

Hawaii- Applications pending.  There are 9 locations.

Montana- Applications pending.  There are 20 locations.

Nebraska- Applications pending.  There are 8 locations.

Iowa- Applications pending.  There are 14 locations.

Wyoming- Applications pending.  There are 12 locations.

Ohio- Applications pending.  There are 121 locations.

Colorado- Applications pending.  There are 89 locations.

     The remaining states have not yet adopted laws permitting a payment instrument for payment instrument transmissions (laws regulating money transmitters.)


     Pinnacle entered into an agreement with MBE on September 24, 1999. The terms and conditions of the agreement are set forth in Exhibit "A" (page 1 of 2), to the MBE agreement under the heading "confidential pricing." MBE's Exhibit "A" is incorporated into and forms part of the MBE agreement. (Pinnacle waives the aforementioned confidentiality for the purposes of full disclosure.) Pinnacle's service rates under the MBE agreement are set forth on page 2 of the Exhibit "A". (The MBE agreement is attached to this document as Exhibit 10.1).

     National Accounts Business Communication ("NABC") is an internal corporate department of Mail Boxes Etc., much like an accounting or corporate legal department. NABC prepares and negotiates "national accounts" contracts for MBE and responds to MBE's business communications. Under the MBE agreement, Pinnacle and Fast Paycheck are collectively known as "National Account Client" or "NAC".


     Under the terms of the MBE Agreement, customers complete the application and provide it to MBE personnel. MBE Centers fax the documents to Pinnacle's call center and distribute a card to the borrower at the MBE location. MBE is paid $3.50 per transaction. Management intends the call center to receive the fax application from the MBE centers, qualify the application, enter the customers information into the computer, re-fax the approval or denial and activate the debit card for the customer.

     Currently, Fast PayCheck offers its services in Fast Title and Florida MBE Center locations. Pinnacle intends to expand into a multi-state operation in the year 2000 offering services in MBE Centers. At present, approximately 125 of the MBE Centers are participating. By the end of 2001, Management plans to expand into every MBE location in states with laws favorable to the provisions of Fast PayCheck services. Several states have usury laws, for example, that would prohibit Fast PayCheck practices. Management estimates that as many as 2800 MBE stores are located in favorable states. At this time, Pinnacle has applied for the appropriate licenses in Idaho, Missouri, Utah and Indiana.

     The management of the company has not engaged legal counsel to determine how many states currently have usury laws and the likelihood that other states will pass usury laws in the future. This determination is done at the time management considers expansion into a another state. To date, the management has determined that approximately 2800 stores are located in states that have favorable regulatory environment for Fast PayCheck's services. (The number of locations is an estimate made and provided to the company by MBE.) The company has applied for the appropriate licenses in Idaho, Missouri, Utah and Indiana. Processing each license takes approximately 6 - 8 months.

     Fast PayCheck holds a license from the State of Florida Department of Banking and Finance pursuant to Chapter 560 of Florida Statutes. Chapter 560 specifically controls the business of Money Transmitters and provides, in part, that no person may engage in or in any manner advertise the business of cashing payment instruments without first registering with the Florida Department of Banking and Finance.


     Fast PayCheck is not considered a lender because it does not loan its own funds to the customers; it only advances funds that are due to the customer from a third party, and it does so by exchanging a payment instrument for a payment instrument. An individual or entity who advances funds by an exchange of payment instruments is considered a money transmitter and, in Florida, is subject to registration under Chapter 560, known as The Money Transmitter's Code.

     By contrast, entities that are considered "lenders" may be subject to Florida's Title XXXIII, Chapter 494-560, including provisions regarding Consumer Protection, Deceptive and Unfair Trade Practices, Florida Telemarketing Act, and Consumer Finance.


Fast Paycheck Competition
-------------------------

     Fast PayCheck competes with paycheck lenders and check cashers. Its largest competitor is Ace Check Cashing ("Ace"). Ace has approximately 1,800 locations throughout the United States. However, Ace cashes checks. Fast PayCheck can offer a customer the use of funds before the paycheck is actually deposited. Therefore, Ace's competitive effect is minimal.

     Several companies offer payday advance loans. These companies are considered lenders and must comply with consumer lending laws to a greater extent than Fast PayCheck. These companies have received a great deal of negative press because they often refinance the loaned amount into a loan with a longer term, and require additional fees for refinancing the original loan. Many customers borrow against their future earnings, have their loans refinanced, and eventually find themselves having to borrow against their paycheck every pay period. Fast PayCheck will not refinance or "roll forward" any amounts. Fast PayCheck will not credit the debit card unless all prior amounts have been paid through the electronic debit. This is also the fundamental difference between traditional paycheck advance lenders and money transmitters, such as Fast PayCheck.

     Fast PayCheck's payday advance business has not operated for a full fiscal year. Presently, Management does not know whether Fast PayCheck's business will be seasonal in nature. Management anticipates a small increase in business during the Christmas season as individuals need cash to meet holiday expenses. Employees

     Pinnacle has four full time employees. Fast Title employs 11 people. Of the Fast Title employees, eight manage the stores and three are administrators in the corporate office.

     Fast PayCheck currently employs 15 people. Currently, ten employees operate the call center. Management is currently hiring more employees to man the call center. More people will be added as additional business is added from the MBE Agreement. At this time, it is not possible to estimate the amount of business the MBE Agreement will generate or the resulting number of employees needed by Fast PayCheck.

     Both Michael Bruce Hall and Jeff Turino have employment agreements with the company.


Lo Castro And Associates, Inc.
------------------------------

     The company, Lo Castro and Associates Inc., ("Lo Castro"), is located in Pittsburg, Pennsylvania. Operating under assumed names, Lo Castro manages an "automall" and a telecommunications vendor. Lo Castro is a licensed dealership for new Daewoo and Zimmer automobiles and sells used automobiles, targeting moderate working class buyers. The communications business offers commercial telephone systems as an agent for NEC America and wireless telephones as agent for ATT wireless in the Pittsburg area. The letter of intent also includes the acquisition of a general partnership, Arnoni, Lo Castro & Associates, Inc., which owns the building premises in which the businesses described operate. The property is mortgaged.

     The date of Lo Castro's incorporation was July 23, 1997. The general partnership was formed in late 1997. The corporation engaged in the communications immediately upon incorporation; in January of 1998, it added automobile dealership business selling high end automobiles. Lo Castro changed marketing strategies and became a Daewoo dealer in November 1999.

     The letter of intent is specifically nonbinding and subject to due diligence evaluation of the company. Any further negotiations were subject to the conclusion of a due diligence review by Pinnacles' accountants, Bagell, Josephs & Company. When Bagell, Josephs & Company began the due diligence review of the company, however, they discovered material discrepancies between Pinnacles' preliminary estimation of the value of the assets of Lo Castro, and the accountants' estimation for due diligence purposes. The parties agreed to renegotiate the purchase price based on the due diligence evaluation, but the process has not been engaged by the parties. During the due diligence process, the NASD attached a trading modifier, an "e", to Pinnacle's ticker symbol, indicating that it would be delisted in thirty days. With the threat of delisting pending, the parties agreed to stay all discussions until Pinnacle's trading status was clarified.

     At the present time, each of the parties express interest in continuation of the deal, each has agreed to renegotiate the amount of the purchase price and other terms, and each has agreed to wait, permitting Pinnacle's management to deal with the current administrative and regulatory matters.


REGULATIONS
-----------

     GENERAL. The company is, or expects to be, subject to regulation in several jurisdictions in which it operates, including jurisdictions that regulate check cashing fees, or require the registration of check cashing companies or money transmission agents. The company is also subject to regulation in jurisdictions where it offers title loans. In addition, Pinnacle is subject to federal and state regulation relating to the reporting and recording of certain currency transactions, as follows:

     STATE REGULATIONS. Florida law requires licensing and regulates check cashing fees. The ceiling on fees is in excess or equal to the fees charged by the company.

     As the company's operations expand, check cashing fee ceilings in additional jurisdictions could have an adverse effect on the company's business. Existing fee ceilings could restrict the ability of the company to expand its operations into certain states.

     The company must be licensed as a check casher in all jurisdictions in which it offers payday deferred deposit services and must comply with the regulations governing those services. In addition, in some jurisdictions, check cashing companies or money transmission agents are required to meet minimum bonding or capital requirements and are subject to record-keeping requirements.

     FEDERAL REGULATIONS. The Money Laundering Suppression Act of 1994 added a section to the Bank Secrecy Act requiring the registration of businesses, like the company, that engage in check cashing, currency exchange, money transmission, or the issuance or redemption of money orders, traveler's checks, and similar instruments. The purpose of the registration is to enable governmental authorities to better enforce laws prohibiting money laundering and other illegal activities. The registration requirement was suspended pending the adoption of regulations implementing the statute, and in May 1997, the
Financial Crimes Enforcement Network of the Treasury Department ("FinCEN") proposed regulations for comment. In August 1999, FinCEN announced the adoption of final implementing regulations, effective September 20, 1999. The regulations require "money services businesses" to register with the Treasury Department by filing a form to be adopted by FinCEN by December 31, 2001, and to re-register at least every two years thereafter. The regulations also require that a money services business maintain a list of names and addresses of, and other information about, its agents and that the list be made available to any requesting law enforcement agency (through FinCEN). That agent list must first be maintained by January 1, 2002, and must be updated at least annually. Though FinCEN must adopt further regulations and procedures to more fully implement these requirements, based on the newly adopted regulations, management of the company does not believe that compliance with these requirements will have any material impact on the company's operations.

     In November 1999, the Federal Reserve Board proposed new regulations that would include "payday loans" as credit for purposes of the federal Truth in Lending Act. The company's lending activities may be subject to the new regulations, if the company's activities are included in the definition of payday lending. The proposed regulations require that payday lenders clearly disclose the interest rate of the loan, calculated on an annual basis, to consumers applying for credit. The company expects that the effect of the proposed regulations on the company will be minimal because Florida law already requires such disclosures, and the company complies. The regulations, if adopted, would become effective October 1, 2000. Compliance with the proposed regulations is optional until that date.

     To the extent that use of the debit card falls within the Electronic Funds Transfer Act, Federal Reserve Board Regulation E will apply to Fast PayCheck transactions. These govern electronic funds transfers ("EFT") between customer accounts. Primarily, the Act and regulation 1) require EFT merchants to provide customers with certain disclosures, 2 detail the circumstances under which an EFT merchant may issue a card, 3) limit a customer's liability for a lost or stolen card, and 4) require EFT merchants to follow certain dispute resolution procedures.

ITEM  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

     Management's discussion is based on an analysis of the financial statements for the three months ended September 30, 2000, and the nine months ended September 30, 2000. The figures are then compared to the same period 1999. This discussion should be read in conjunction with the company's audited financial statements for 1999 and 1998 which are set forth in the company's Form 10-SB/A filed on November 13, 2000.

PAST  AND  FUTURE  FINANCIAL  CONDITION

Pinnacle is a company in transition. Its wholly owned subsidiary, and its main source of revenues, Fast Title Loans, Inc., has ceased doing business due to unfavorable legislative changes in Florida. As a result, the company revenues have suffered, as its financial statements indicate.

Management has developed new lines of business, primarily through Fast Paycheck, and shifted its business operations dramatically in 1999. Management is optimistic that the company will recover and continues not only to develop the data processing services and payday deferred deposits to individuals, but also to explore additional opportunities to expand cash flow.

Management expects revenues to increase through the expansion of Fast PayCheck. The company has a contract with Mailboxes Etc., U.S.A., Inc., ("MBE"), which allows Fast PayCheck to offer services through participating MBE retail outlets. At present, the company is licensed to conduct advance paycheck business in 9
(nine) states, and has pending applications for licenses in 20 (twenty) additional states, as set forth in more detail in the company's Form 10-SB/A, filed on November 13, 2000, and incorporated herein by reference.

Management is also seeking an alliance partner or banking institution that could offer long-term debt to carry the expense of the company until revenues are increased.

RESULTS  OF  OPERATIONS

TOTAL ASSETS. Total assets at September 30, 1999 were $1,470,457 compared to September 30, 2000 total assets of $1,195,089. The second quarter at June 30, 2000 indicated approximately $200,825 less, $1,395,914. The decrease in the third quarter primarily represents the write-off of the impairment of goodwill.

TOTAL LIABILITIES. Total liabilities include accounts payable, the current portion of the long term debt, notes payable officers, and non-current portion of the long term debt. Accounts payable decreased from $446,341 at June 30, 2000, to $274,985 at September 30, 2000. The decrease in accounts payable should be read as an indication of expansion in PayCheck business in the evaluation of the company as a going concern.

The long-term debt increased from $1,013,636 at June 30, 2000 to $2,598,141 at September 30, 2000. The increase of long-term debt has been necessary to effectuate the transition of business focus from Fast Title to Fast PayCheck. Pinnacle suffered a net loss before federal income taxes in 1999 of $2,495,452. The company needed the additional funding to provide liquidity to pay current obligations. It was successful in obtaining an additional loan of $1,013,636. This number was reflected by the increase in long term debt from year end 1999 to June 30, 2000. Long term debt was $417,287 at December 31, 1999; $547,287 at March 31, 2000 and $1,013,636 at June 30, 2000.

Management hopes to address the remaining shortfall through cash flow, and by arranging the conversion of existing debt into equity, to reduce the company's interest expense.

REVENUES. Operating revenues have decreased over the first nine months of operation in 2000. At December 31, 1999, operating revenues were $214,538, compared to $62,681 at March 31, 2000 and $69,683 for the six months at June 30, 2000, and $107,399 for the nine months ended September 30, 2000. Operating revenues are expected to remain low until the Fast Paycheck business expands and other sources of revenue are discovered.

OPERATING EXPENSES. Operating expenses remain fairly consistant, $1,423,079 for the nine months ended September 30, 2000. This compares to $1,895,548 for year end December 31, 1999 and $990,750 for the six months ended June 30, 2000. Such expenses include the costs of expansion and litigation expenses the company has borne. As a result, Management believes that the financial condition of the company will improve substantially by 2002.

The company has a $100,000 note payable with an investor that expired May 14, 1999. In addition, the company has a $538,276 note payable with a lender that expired February 28,2000. This note is the subject of a lawsuit with First American Reliance, Inc.

There is also a $514,055 note payable with investors that expired on March 1, 2000. This debt has been converted into equity in the third quarter of 2000.

The company has approximately $417,287 in debt that will mature between December 31, 2000 and December 31, 2002.

     At this time, it is unlikely that the company will have adequate capital available to repay the debts as they mature. If the loans are called, the company's financial condition will be further negatively impacted.

     The company is defending various lawsuits, which, if lost, would negatively impact the company. Even if the outcome is positive, the cost to the company in legal fees and employees' time is substantial.

     Operating expenses increased 68% in 1999 due to several unusual events or transactions that materially affected the amount of reported income form continuing operations:

     First, the legislature in Florida made significant changes in the laws permitting personal loans to be secured by automobile title. This change in legislature materially effected the company's income and reduced the volume of title loans possible, effectively putting the company out of business. The company decided to diversify their operations and focus on Fast Paycheck Loan business instead.

     Second, in order to process Fast Paycheck's deferred deposit operations and title loan business effectively, in the company had usually high expenses connected with the installation of proprietary software and hired additional personnel for Fast paycheck's call center. These expenses were made in addition to the $100,000 paid for the software itself in July, 2000, which will be capitalized in the third quarter 2000.


     The software system was installed in December 1999, and underwent Alpha and Beta testing earlier this year. (The Alpha testing is the first testing phase, Beta testing is the second testing phase.) During the Beta testing, Pinnacle had the opportunity to process transactions for one of the company's competitors, Unistar Insurance and Financial Services, Inc. "Unistar"). On September 15, 2000, Pinnacle and Unistar entered into a two-year processing agreement, with an option to renew under the same terms and conditions. (The agreement is attached to this document as Exhibit 10.6. ) Presently, Pinnacle is processing loans from 40 Unistar locations.

     The software allows Pinnacle to effectively process, track, and report transactions at a very low cost per transaction. Pinnacle can process up to 250 locations, with minimal overhead increases from the existing call center. This is a potential revenue of $2,500,000, based on estimates of $10,000 in annual revenues per location.

     Pinnacles' competitors can utilize its software processing, approval, collection and distribution system. Currently, Unistar is using all of Pinnacles' services listed above. Currently, Pinnacle is processing advance loans from 41 Unistar locations in Florida. In addition, Pinnacle is also processing through 125 MBE locations in Florida.

     Pinnacle's current physical processing capacity is estimated at 250 locations (this does not include MBE location) of which 80 locations are in the opening process.

     The software capacity is only unlimited, as it may be expanded by installation of additional servers. As the business grows, more operators will be added. Pinnacle's management estimates that it can generate $10,000 per year per location processed. The company's goal is to get additional processing contracts to reach processing capacity, and expect to generate 2.5 million dollars in revenues in 2001 from processing.

     Pinnacle does not have a patent on the software. Competitors may be able to mimic or copy the fundamental services, but integration of the collection and distribution system is unlikely in the near future. The software system is complex and sophisticated. Pinnacle invested two years to design and develop it, and spent another year testing the program. Until a competitor designs and develops the same or similar system, Pinnacle believes and expects to have a competitive advantage in the industry.

     Also, the debit card system is extremely difficult to get approval on. It took Pinnacle almost one year to be approved. Pinnacle had to demonstrate its ability to securely activate and distribute cards. Many of the securities measures were implemented at Mastercard's request.

     There are no other payday lenders, to the company's knowledge, that have been approved to utilize a system that electronically processes advances paycheck loans, deferred deposits, transfer of funds, and in addition provides an array of other services, as evidenced by the Cash Lynk System agreement. The array of services this system supports is also one reason why the company's competitors seek out Pinnacle to utilize its system. The integration of the ACH (Automated Clearing House) collection system into the company's software system is complex by programming standards. Pinnacle's market research, based on information obtained by Pinnacle's potential clients, indicates that a competitor needs sixty to seventy employees to process the same volume of transactions that Pinnacle can handle with a staff of eight. In addition to the projected revenues, the automation of routine tasks and collections represents substantial overhead savings to the company.


     Third, in 1998, the company engaged a broker-dealer to underwrite a Rule 504 offering of the Company's stock. The principal of the broker-dealer died before remitting funds to the Company and without keeping accurate records as to the purchasers of the stock. The litigation that ensued is described in the Form 10 in detail. The legal expenses incurred by the Company are approximately $50,000 in 1999. This is in addition to the expenses of the company incurred sending officers to the location of the litigation and the expenses incurred from the absence of those officers during the litigation process.

     These events, particularly the change in legislative climate, are infrequent economic changes that significantly effected the company's revenues.

     The company at the end of December 31, 1999 discontinued to write loans in the title loan business because they knew the legislative climate was unfavorable. They wrote letters to customers and demanded payment. After a detailed analysis of customer loans showed that collection procedures would be necessary, the company made the allowance referred to above. The company made many loans that were not credit worthy because they could charge 22% interest per month on good payers so they took chances. The company reserved bad debt as a conservative approach because it appeared once customers knew the laws were changing, collections slowed immediately.

     The company has put the customer accounts that have been allowed for with two collection agencies for collection.


     NET LOSS. The company's net loss is $740,971 for the three months ended September 30, 2000 and $1,914,997 for the nine months ended September 30, 2000. This compares to a net loss of $580,564 for the three months ended March 31, 2000 and $1,174,026 for the six months ended June 30, 2000.

     CAPITAL EXPENDITURES. The company is engaged in consumer finance and electronic technology development. As a result, capital expenditures are not substantial and management does not foresee a substantial difference from quarter to quarter. The facilities are leased. Property and equipment net costs consistantly approximate $150,000 per quarter. Substantially all of the value of the company is not in physical assets but in the ongoing operations of the company. Should the company be liquidated, there are few assets to distribute to creditors or shareholders.

     Non-cancelable lease commitments run until 2002. The total amount due under the lease terms for 2000 is $60,372. The company is operating various locations on a month to month basis.


LIQUIDITY
---------
     Maintaining sufficient liquidity is a material challenge to Management at the present time. The company owns a note receivable dated December 29, 1997 for $25,000 with 18% per annum interest. The principal balance and accrued interest is due and payable on the earlier of 1) a private placement being completed in whole or part including but not limited to, any escrow disbursements of any funds to the maker, or 2) March 27, 2000. There are no payments received as of September 30, 2000. The company has made an allowance for doubtful receivable for the entire loan.

     The company also owns a demand loan receivable for $423,000. This loan is non-interest bearing. The company is performing consulting services to the borrower in exchange for the demand loan. It is anticipated that this loan receivable will be converted into equity during the calendar year 2000.

     The company has signed a non-binding letter of intent to purchase an ongoing business entity. The acquisition may be structured using stock for stock, resulting in the entity becoming a subsidiary of the company. The company could benefit from the revenues produced by the entity's business. The transaction, however, is only in the due diligence phase at the present time. Management will make a decision on the proposal once due diligence is complete. Regardless whether Management accepts or declines this transaction, it is still exploring other business opportunities for Pinnacle.

     In August 1999, the Company secured a national contract with Comdata. The Comdata contract expired in November, 2000; however, the company continues to renew it on month-to-month basis. This contract allows the distribution of the Fast PayCheck debit card at the point of sale locations.

     A point of sale is the location where a transaction is completed. It may be either an MBE location or one of Pinnacle's own stores. The software system and the debit card system Pinnacle uses are unique in the industry. The company has obtained the necessary regulatory approvals to have the company's debit cards readily available at each point of sale location. This allows instant access to the cash requested by the customer on each debit card without having to stock cash at each location.

     In September 2000, the company contracted with Lynk Systems, Inc. to replace Comdata. Both Lynk Systems, Inc. and Comdata provide debit cards to the company. The debit cards are used to fund the company loans. Lynk System, Inc. provides the same services as Comdata, but it also provides additional services, as disclosed in more detail in the company's Form 10-SB/A filed on November 13, 2000.

     Pinnacle's competitors do not have either the software system or the ability to offer a debit card to their customers. Existing competitors may have a larger, broader-based store base in more states than FastPaycheck, but lack the technical expertise to process, distribute, and collect debts in the same, more efficient manner. They also lack the infrastructure to process payment instruments for payment instruments.

     The company presently processes fewer transactions than it is capable of processing. As a result, it can generate additional fee income by offering its processing capabilities to competitors. Pinnacle would offer only its excess processing capabilities to competitors. At some point in the future, the company hopes to expand to utilize all of its processing capacity.

     Pinnacle is in the process of securing institutional credit lines to provide long term growth capital and a banking relationship to cover short-term cash needs. With the current availability of credit and the expected increase in revenues from processing "payment instruments for payment instruments transactions", the company will have sufficient liquidity over the short and long term. Should the company not be able to secure a banking relationship, it will not be able to meet its short term cash needs. This may affect its ability to continue in business.


     The company is a party to litigation, as disclosed in the Legal Proceedings section, Part II of this document. The company has filed a counterclaim, and it is premature to speculate what the result of that litigation will be. Should the company receive a judgment against it, its business could be negatively affected.


PART  II.  OTHER  INFORMATION

ITEM  1.  LEGAL  PROCEEDINGS


Tyler  Jay  &  Company,  L.L.C.  and  First  American  Reliance, Inc.
--------------------------------------------------------------------------------

The first proceeding regarding Tyler Jay is an adversary proceeding brought by the trustee in bankruptcy of First American Reliance, Inc.("the Debtor"), on June 29, 1999, in the United States Bankruptcy Court, Western District,
New York, BK Case No. 98-23906, AP No. 99-2186, entitled Douglas J. Lustig, as Trustee v. Pinnacle Business Management, Inc., and Fast Title Loans, Inc. The trustee is seeking to recover purported loans from the Debtor to Fast Title and/or Pinnacle, in a sum of approximately $800,000, including 9% interest, for amounts loaned and advanced by First American Reliance, IncAn answer to the suit has been filed and the parties are currently in the discovery process. The company had asserted a defense and set off alleging moneys due to Pinnacle from stock subscriptions in 1998, which were never turned over to the company. Pinnacle accrued a liability for $538,276 in 1998 and $355,755 in 1997, respectively. Management has agreed to determine the actual amount of the loans against proceeds of a private placement diverted by the Debtor's principal using a separate corporation. Management believes that the setoff for funds diverted during the private placement will equal or exceed the amounts claimed and documented by checks as transferred to Pinnacle and will also create a setoff in respect to at least a portion of the sums advanced to Fast Title. Management is investigating whether the funds advanced by Debtor, in part, included funds diverted by the Debtor, and, therefore, were not loans at all, but a return of Pinnacle's property. The company is currently in the process of settlement negotiations in this case.

In the second proceeding, Pinnacle and Fast Title Loans are defendants in a pending civil action instituted in 1999, in Erie County, New York, entitled Tyler Jay & Company, L.L.C. v. Fast Title Loans, Inc. and Pinnacle Business Management, Inc., Index No. I-1999/5697. Plaintiff asserts a claim for fees and commissions arising from loans made by the Debtor in the previously described adversary proceeding and sums lost by Tyler Jay allegedly because Tyler Jay was not permitted to conduct the private placement noted above. Tyler Jay claims that it is owed certain moneys and stock options, which damages are allegedly in excess of $500,000. Fast Title and Pinnacle have filed a motion to dismiss the case alleging that the New York courts do not have jurisdiction over them in this matter. They have also asserted that Tyler Jay is not entitled to recovery since the agreed-upon services were not provided. Moreover, Fast Title and Pinnacle have filed a counterclaim seeking $34,000, the sum paid to Tyler Jay, on the basis that Tyler Jay's fraudulent representations and breach of fiduciary duty damaged them. Discovery is in process. Management intends to vigorously defend this claim.

ITEM  3.     DESCRIPTION  OF  PROPERTY

     The company leases certain office space and store front facilities. It has made no investments in real estate, real estate mortgages, or securities or interest in persons primarily engaged in real estate activities. There is no plan to do so in the future.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS AND MANAGEMENT

     The following table presents each class of equity securities of beneficial owners holding 5% or more of Pinnacle and all directors and officers of Pinnacle as a group, as of June 30, 2000.

Title  of  Class
Name  and  Address  of  Beneficial Owner
Amount and Nature of Beneficial  Ownership
Percent  of  Class

Common  Stock

Michael  Bruce  Hall
2600  State  Street
Dallas,  TX  75204

39,502,000  shares  held  by  the  Michael  Bruce  Hall  Family  Partnership

25.16%
Common  Stock

Jeffrey  Turino
2963 Gulf to Bay Boulevard, Suite 265
Clearwater, Florida 33759

39,502,000  shares  held  by  the  Katherine  Burney Family Limited Partnership

25.16%

Common  Stock

Officers  and  Directors  as  a  Group

79,004,000  shares

50.32%

Common  Stock

     The stock ownership information presented in the chart includes 55,000,000 shares issued to the officers, Jeff Turino and Bruce Hall, as consideration for an Agreement and Release signed February 28, 2000 by the company. The Agreement and Release releases any claims to back compensation, bonus amounts and stock options arising before January 1, 2000 under the terms of the employment agreements signed in 1997.

     The company's board of directors has entered into an agreement in principle with Michael Bruce Hall, the company's chief executive officer, and Jeffrey Turino, the company's president, whereby these officers will exchange 70,000,00 of shares owned individually by them and by their affiliates for options to buy shares. Their existing shares will be retired. These exchanges will take place over the next six months. The parties have not yet agreed to the terms of the options.


     The Board of Directors and the officers agree that reducing the number of shares outstanding without reducing the float would benefit the existing shareholders. The officers have agreed, therefore, to permit the company to redeem their shares at a low value for options that can be exercised only at a higher value. This will result in an immediate benefit to shareholders and contingent deferred benefit to the officers, should the company succeed in business. Nevertheless, the Board of Directors and the officers have not yet agreed on the terms of the redemption. The parties have only agreed in principle that the transaction will, in some form, at some time, occur.


ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

Name of Officer or Director
Position
Age
Term of Office

Michael Bruce Hall
President
Director
45
Since  October  1997

Jeffrey G. Turino
Chief Executive Officer
Director
43
Since October 1997

MICHAEL BRUCE HALL: President since 1997. Mr. Hall has a BSBA from the University of Richmond.

     Mr. Hall started Landmark Custom Homes in the early 1980s and built 200 custom homes in Pinellas and Hillsborough Counties in Florida. In 1983, he started and still owns Market Place Travel, which is one of the top five independent producing agencies in Pinellas County. In the late 1980s, he worked as a financial planner for E.F. Hutton. He returned to the construction and design field in the early 1990s and worked for Zuma Engineering, Inc., a local recycling company, as an electrical design specialist until 1997. He served as the Chairman for the Legislative Committee for the Southern Association of Title Lenders in 1996.

     Mr. Hall oversees and manages all facets of the corporation including, but not limited to, marketing, collections, customer service and expansion. He also plans, develops and establishes policies and objectives of Pinnacle. He approves all financial obligations.

     JEFFREY G. TURINO: Chief Executive Officer since 1997. Mr. Turino has a management degree from the University of Florida. From 1986 to 1997, Mr.
Turino  served  as  corporate  secretary  for  Zuma  Engineering,  Inc.

     Mr. Turino coordinates and implements all policies and procedures directed by the board of directors.

Suits  Against  Directors

     In 1986, Michael Hall was a party to an arbitration proceeding convened by the National Association of Securities Dealers, Inc.("NASD"). The proceeding was the result of a complaint by a client of Shearson Lehman stemming in part from Mr. Hall's activities as a broker for such client. The arbitration resulted in an award for the client in the amount of $250,000.

     In 1995, Jeffrey Turino entered into a Stipulation and Consent Agreement with the Florida Department of Banking and Finance Division of Financial Investigation. Mr. Turino consented to a finding that, as corporate secretary of Zuma Engineering, Inc., he failed to prevent corporate agents of Zuma to offer for sale and sell unregistered securities in the State of Florida. He agreed to pay a $10,000 fine and to refrain from future violations of Florida's securities laws.

ITEM  6.  EXECUTIVE  COMPENSATION

     The company issued 27,500,000 shares of common stock each to Jeff Turino, chief executive officer of the company, and Michael B. Hall, director and president of the company in the first quarter of 2000. This issuance of shares was pursuant to an Agreement and Release releasing all claims by Turino and Hall pursuant to the company's inability to perform under the Employment Agreements entered into by the company and Turino and Hall in 1997. These Employment Agreements required the company to pay certain compensation to Turino and Hall for services rendered. The company failed to pay Turino and Hall the agreed compensation for performed services.

     The original employment agreements each have an initial term ending in 2002 and automatically renew for one-year terms thereafter. Under the terms of the agreement, each would receive an annual base salary of $104,000 with additional increases, at least annually, as deemed necessary by the board of directors. The contracts provide that if the company fails to meet the executive's compensation, the executive may either defer the compensation and accrue the salary or take the difference in common stock at the rate of one share for each dollar not received in the first year. In years two through five, the executive could take stock at a rate equal to the shares purchased by the dollar difference of the paid versus unpaid salary at an average price of the last thirty days in the trading year of the stock.

     The employment agreements provide that each executive may take in the form of stock or cash compensation earned up to $104,000 per year but not paid, and bonus amounts of $52,000 each in 1998. The officer can defer the acquisition of earned stock and take the stock at any time in their sole discretion. The employment agreements also provide two stock option plans, "A" and "B." Option "A" allows for 500,000 shares of common stock, having an exercise price of $.50 per share, in 1998. Option "B" allows for 500,000 shares of common stock, having an exercise price of $1.00 per share, from 1999 through 2002.

     The following chart presents the compensation that the company actually paid the officers between 1997 and 1999. It does not include the 27,500,000 shares of stock paid to each officer as consideration for entering into the Agreement and Release:

Name and Principal Position
Year
Salary
Bonus
Other Annual Compensation
All  Other  Compensation
Michael  Hall

1999
1998
1997
$ 55,000
$ 65,464
$ 61,728
$-0-
- -0-
- -0-
Jeffrey Turino
1999
1998
1997
$ 55,000
$ 65,464
$ 61,728
$-0-
- -0-
- -0-

     The Agreement and Release deletes all provisions in the employment agreements creating stock options and the promise of the company to adopt an incentive stock option as part of the employment agreement. Turino and Hall will continue employment under the terms of the Employment Agreements until 2002 as if no breach in either of the officer's Employment Agreements occurred.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     In June 1999, Jeff Turino and Bruce Hall signed an agreement with Primex Capital pledging 7,500,000 shares of Pinnacle stock to secure personal loans. Messrs. Turino and Hall then loaned the proceeds to Pinnacle in the amount of $348,000 apiece. The company repaid Messrs. Hall and Turino $439,157 the same year.

ITEM  8.  DESCRIPTION  OF  SECURITIES

Common  and  Preferred  Stock

     The authorized capital stock of the company consists of 300,000,000 shares of common stock, par value $.001 per share and 50,000,000 shares of preferred stock, par value $.001 per share. As of June 30,2000, there are 152,209,622 shares of common stock outstanding. None of the preferred shares have been issued. The common stock is currently traded on the Over The Counter Bulletin Board. The company's trading symbol is PCBM. There are approximately 150 current shareholders of record. At year end 1999, 86,952,686 shares were outstanding.

     All shares of common stock have equal voting, liquidation, dividend and other rights. Shareholders are entitled to one vote for each share of common stock at any shareholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the board of directors. In the event of liquidation, shareholders are entitled to participate pro rata in a distribution. There are no conversion, preemptive, or other subscription rights or privileges with respect to the common shares. The common stock of the company does not have cumulative voting rights. The holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Stock  Options
--------------

     At  year  end  1999,  the  following  stock  options  were  outstanding:

1. Gordon & Associates Strategic Investments, Inc. A consulting agreement entered into with Gordon & Associates grants options with the following attributes:

Expiry  Date             Exercise  Price                        Number of Shares

Termination of the       The lesser of $.25 per share or        Up to 35,322,578
Agreement                30% of the average closing bid
                         for trading.


     On May 19, 1999, Pinnacle and Gordon & Associates Strategic Investments, Inc. ("G&A") entered into a Consulting Services Agreement, Stock Option Agreement, and Addendum to the Consulting Services Agreement. These agreements obligated G&A to introduce Pinnacle to Mail Boxes Etc. USA, Inc. (MBE). If the introduction was made, and a contract signed between Pinnacle and MBE, G&A would receive 5,050,000 shares of Pinnacle stock. The introduction was made, Pinnacle did enter into an agreement with MBE, and G&A received the stock. The addendum permitted G&A to assign its right to receive the stock to the individual consultants who actually did the work.

     The Consulting Services Agreement also provided for additional compensation dependent on the success of the MBE contract for Pinnacle. The agreement that Pinnacle entered into with MBE gave Pinnacle the right to go into individual MBE franchisee locations, and enter into agreements with the franchisee. The agreements would permit the franchisee to offer Fast PayCheck debit cards to MBE customers. Each store had to be signed up to offer Fast PayCheck individually, however.

     The Consulting Services Agreement also awarded G&A additional stock options to buy Pinnacle stock; certain numbers of options could be exercised for every 50 MBE stores offering Fast PayCheck services. G&A could exercise a total of 25,322,519 shares if as many as 400 stores offered Fast PayCheck services. In addition, as the market value of Pinnacle stock rose, G&A could exercise even more additional options. Pursuant to the agreement, G&A acquired 12,000,000 options exercisable once Pinnacle's stock rose to a market price between $1.00 and $2.75.

     On March 16, 2000, Pinnacle and G&A amended the original contract, waiving the market value requirement that permitted G&A to exercise the 12,000,000 bonus options exercisable at any time. Under the amendment, G&A could exercise the 12,000,000 options upon introducing Pinnacle to SmartFed, Inc. without market value limits. The introduction was made.

     On April 7, 2000, Pinnacle and G&A entered into an amendment to the Consulting Services Agreement providing for registration of the stock and options. The amendment was based on each party's belief that MBE stores would be offering Fast PayCheck services soon. Under the terms of the agreement, G&A's attorney would prepare a Form S-8 registration for filing for 10,919,754 shares of Pinnacle stock in lieu of the total 40,372,578 shares covered in toto by the Consulting Services Agreement. The lesser number registered represented the initial 5,050,000 shares issued to G&A, and options which G&A thought it had a right to exercise, as well as some G&A thought would be exercisable in the very near future. Shortly following, a Form S-8 would be filed registering the remaining 29,452,824. Pinnacle also agreed to abate the exercise premium due on all shares acquired and to be acquired until the stock was fully registered.

     Pursuant to this amendment, the Form S-8 registration statement was filed on April 14, 2000 registering 10,919,754 shares. Thereafter, however, several issues arose between the parties. There was a dispute as to the exercisability of the options, whether options became exercisable when MBE stores were contacted by Pinnacle, had entered into an agreement with Pinnacle, or actually offered Fast PayCheck services to customers. In addition, Pinnacle anticipated that G&A and its assignees would hold the stock; the agreement provided that the recipients would enter into a voting agreement. They did not, and immediately upon receiving the stock, endeavored to transfer it to third parties.

     In addition, the contract with MBE was understood by Pinnacle to transfer to it exclusive rights in all 50 states. This included states in which Pinnacle could obtain a license as a money transmitter quickly, as well as states in which Pinnacle could not get a license at all but had to ally with a federally chartered bank doing business in each state. On May 9, 2000, MBE informed Pinnacle that it would seek to enter into a nonexclusive agreement with another vendor in some states in which Pinnacle was not licensed, did not have an application for licensing pending, and was likely to be licensed. To date, MBE has not entered into an agreement with another vendor, and the issue is under negotiation. Nevertheless, all of the issues combined cast doubt as to the effectiveness of the Consulting Services Agreement and the right of G&A and its assignees to exercise any of the options.

     G&A and Pinnacle agreed to waive the requirement that a certain number of MBE stores be "open" to exercise a certain number of options. Nevertheless, neither G&A nor Pinnacle could agree to the terms of payment of the exercise price for the options. Pinnacle agreed to abate payment until registration, but by July 8, Forms S-8 had been filed to register the stock. G&A offered a promissory note, but the parties could not agree to the terms of the promissory note. Pending resolution of these matters, Pinnacle refused to deliver the stock. The original 5,050,000 shares were delivered, but no shares resulting from the exercise of options were delivered.

     The parties agreed to extinguish the options, but continue to negotiate. Pinnacle's management believes that the services of G&A could have value in the future. Should the parties determine that other services of G&A warrant compensation, the parties may agree to the issue of new options under new terms. At this time, however, G&A and/or its assignees have been issued 5,050,000 shares of Pinnacle stock, and hold nothing else.


     The company issued 8% Convertible Debentures dated March 19, 1999, in the amount of $260,000 all of which has been converted and 2,054,480 shares issued. On March 31, 1999, the company granted an option to buy 33,000 shares at a purchase price of $.319 per share to the attorney and underwriter for the 8% Notes.

     The company's board of directors has entered into an agreement in principle with Michael Bruce Hall, the company's chief executive officer, and Jeffrey Turino, the company's president, whereby these officers will exchange 70,000,00 of shares owned individually by them and by their affiliates for options to buy shares. Their existing shares will be retired. These exchanges will take place over the next six months. The parties have not yet agreed to the terms of the options. The retirement of the shares belonging to the G&A associates and Messrs. Hall and Turino will reduce the number of issued and outstanding shares by approximately 105,000,000.

Warrants
--------

     The company has entered into an agreement with M.H. Meyerson & Co., Inc. for the provision of investment banking services. As consideration, the company has granted five year Warrants to purchase, at a price of $.125 per share, a total of 5,580,000 shares of the common stock of Pinnacle. These warrants may be exercised until August 18, 2004. At the present time, none have been exercised.

Dividends
---------

     The company has not declared dividends in the past and does not have the current capital necessary to declare a dividend in the foreseeable future.

PART  II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCK MATTERS

     Pinnacle is traded on the Over the Counter Bulletin Board, symbol PCBM. The high and low bid information for the stock during each full quarterly period for the last two years and for the first quarter of 2000 are as follows:

Quarter
High
Low
2Q  2000
 .2031
 .0781
1Q  2000
 .2467
 .1417
4Q 1999
 .275
 .09
3Q 1999
 .60
 .095
2Q 1999
 .51
 .029
1Q 1999
 .84375
 .0625
4Q 1998
 .625
 .125
3Q 1998
1.75
 .50
2Q 1998
4.00
1.50
1Q 1998
4.00
3.50

     The OTC BB market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

     As  of  the  date  of  this  filing  there are 150 holders of common stock.
Management believes that most of the stock is held in nominee name, and as a result, there may be as many as 2,000 individuals who own Pinnacle stock. As of the date of this filing, there are no holders of preferred stock.


     "Nominee name" is a common term given to the possession of securities held in broker-dealer name, with the beneficial ownership held by the broker's customer. While the broker-dealer holds the legal title to the securities, the customer holds the equitable or beneficial interest in the securities. The broker-dealer is designated or nominated by the customer to act on his behalf for the limited purpose of buying or selling securities. Nominees (the broker-dealers) pass the payments they receive from the sale of securities to the beneficial owner (the customer), who retains the right to the security and its benefits. Securities are registered in nominee name for reasons of safety or to facilitate transactions.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not  applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES


     The company offered a private placement under Rule 504 of Regulation D 635,000 shares of common stock for $1.50 per share on February 2, 1998. It resulted in net capital contributed to the company of $423,049 to the company. The underwriter, American Freedom Securities, Inc. received 500,000 shares of the company's stock as a commission. This offering was never successfully closed. The principal broker died before remitting funds to the company, and the records he kept were inaccurate. A substantial, unknown amount of the proceeds was never forwarded to the company. It is believed that this offering was fully subscribed and in fact, oversubscribed. Management believes that all shares sold under the offering have been accounted for, although the missing proceeds may never be available to the company.


     The company's transfer ledger indicates the issue of 1,628,675 shares in 1998 to subscribers of the Rule 504 offering. This does not include 500,000 shares issued in total to the principal of the underwriter as payment for the underwriter's services both as underwriter, and as a consultant for the company.

     In March, 1998, the Company issued stock for goods and services of intangible and often un-invoiced amounts. Common stock of 72,500 shares were issued and are booked at four cents per share. Originally, the company booked this issue at book value. Management has revalued the stock at four cents per share. The vendors were primarily advertisers, publicists, and marketing consultants.

     The value of four cents per share is a value assigned in recognition that the stock and services had some intangible value to the company. All of the stock is issued in performance of a private contract and was restricted. The stock is issued in reliance of its exemption as a private placement under section 4(2) of the Securities Act of 1933.

     The company issued 8% Convertible Debentures dated March 19, 1999. These were underwritten by Corporate Capital Management, L.L.C., in the amount of $260,000 with a maturity of 360 days ("8% Notes"). The Conversion Price was the lesser of 77.5% of the lowest closing bid price of the common shares for five trading days ending on the day prior to conversion ("Variable Conversion Price") or 100% of the lowest closing bid price for the common shares for the five trading days ending on the day prior to closing ("Fixed Conversion Price").

     By April 15, 1999, all of the 8% Notes were converted and 2,054,480 shares issued. On March 31, 1999, the company granted an option to buy 33,000 shares at a purchase price of $.319 per share to the attorney and underwriter for the 8% Notes. The securities were issued in reliance on an exemption as a private placement as defined by section 4(2) of the Securities Act of 1933. The investors approached the company unsolicited, through a relationship with a prior employee of the company. The transaction was negotiated privately with each of 26 or less individuals.

     In April, 1999 the company issued 15,097,000 restricted shares to Bruce Hall and Jeff Turino in consideration of their contributions to the company outside of the employment agreements. Such contributions included the use by the company of artwork, furniture and equipment owned by the principals, personal guarantees of company debt, and personal payments made to third parties for the benefit of the company without seeking reimbursement. The company originally booked the restricted stock at book value. The company believed the value to the company to be immeasurable. The only benefit to the principals was that of ownership; the stock was restricted and could not be transferred. The company subsequently restated this value at 1 penny per share for intrinsic value.

     During the period beginning March 1999 and ending July 1999, the company issued stock to a lender to induce the lender to make a loan to the company. The company issued 29,500,000 shares in the aggregate. The principal amounts of the debts remained unchanged, and interest continued to accrue. The company originally booked the stock issued at book value, unable to ascertain a certain value for the restricted stock. Management has revalued the stock at one cent per share, solely to indicate a value on the financial records of the company. Book value approximates zero. The company recognizes that the stock had an intrinsic value in delaying foreclosure; as a result, the stock has been booked at a penny per share. The shares were contracted for issue by the company in privately negotiated agreements and therefore were issued in an exemption from registration as a private placement under section 4(2) of the Securities Act of 1933. The shares were restricted upon resale.

     During 1999, the company booked receipt of $614,508 for the issue of 18,757,004 shares to certain investors who each approached the company and negotiated private placements of restricted stock under exemptions from registration in section 4(2) of the Securities Act of 1933. These investors include:

Name                    Shares               Consideration
Tim  Rice               4,166,666               $ 125,000
*El Notre Trust         4,500,000               $ 135,000
Jeff  Applebaum           700,000               $  70,000
*Hawk Group             4,050,000               $ 121,500
Hi Tel                  1,200,000               $  60,000
LNB                     2,000,000               $  70,000


*The sale of the 18,757,004 shares was recorded on the company's books in the aggregate even though each was a separately negotiated transaction. As a result, certain investors are known to be included in the group, the purchase price paid by these has been averaged at $.03 per share, the average price of shares sold in this group of transactions.

     On or about February 29, 2000, the company issued 55,000,000 shares of restricted stock to Jeff Turino and Bruce Hall. The company issued the shares as consideration for an Agreement and Release in which the officers and the company released mutual claims against each other arising from operation of the employment agreements before January 1, 2000. The Agreement and Release also amended the employment agreements, and the officers agree to perform under the amended terms until expiration of the agreements. The shares were contracted for issue by the company in a privately negotiated agreement and therefore were issued in an exemption from registration as a private placement under section 4(2) of the Securities Act of 1933. The shares were restricted upon resale.

     On March 3, 2000, the company issued 1,525,000 shares of restricted common stock to MRC Legal Services Corporation ("MRC") as consideration for the purchase of 96.8% of the shares of MAS. The number of shares issued were as follows: 828,750 to M. Richard Cutler, 255,000 to Brian A. Lebrecht, 191,250 to James Stubler, and 150,000 to Samuel Eisenburg. The shares were contracted for issue by the company in a privately negotiated agreement and therefore were issued in an exemption from registration as a private placement under section 4(2) of the Securities Act of 1933. The shares were restricted upon resale. These shares were the subject of the Form S-8 registration filed by the Company on March 16, 2000.

     During the first two quarters of 2000, the company issued 36,302,519 restricted shares of stock to G & A pursuant to a Stock Option Agreement, dated May 19,1999. Pinnacle signed the stock option agreement as part of a Consulting Services Agreement, also dated May 19, 1999, for services performed by G & A to Pinnacle.

     The Stock Option Agreement granted G & A the right to purchase 36,302,519 shares at either $.25 per share or 30% of the average closing bid price of the last thirty trading days. G & A opted to purchase the aforementioned 36,302,519 shares at 30% of the closing bid price. G & A signed a promissory note to the company for the purchase price of the options. The form of the note was unacceptable to the company, however.

     The company therefore issued to G & A a total of 40,372,578 shares of stock as consideration for its services to the company. The company delivered 5,050,000 shares, and issued the remaining shares pursuant to the exercise of options. The remaining shares were not delivered, however, pending receipt of acceptable form of payment. Of the total shares, associates of G & A registered 36,302,519 shares in the two Form S-8 filings by the company on April 14, 2000 and July 8, 2000.

     On April 7, 2000, the parties signed an amendment to the Consulting Services Agreement and Stock Option Agreement, entitled Amendment to Agreement Between Gordon & Associates Strategic Investments, Inc. & Pinnacle Business Management, Inc. The amendment required Pinnacle to abate the premiums due on all shares acquired or to be acquired until all 40,372,578 shares are fully registered. The terms of the promissory note continued to be negotiated however.

     After the filing of the Form S-8 on June 8, 2000, the parties agreed that they could not agree on a form of payment. As a result, the shares that had been issued, but not yet delivered, were not delivered. The note was cancelled. The shares were retired by the company. As a result, the financial statements of the company reflect neither the issue of the shares from options, nor the promissory note executed in payment.

     At the present time, the Board of Directors and the officers agree that reducing the number of shares outstanding without reducing the float would benefit the existing shareholders. The officers have agreed, therefore, to permit the company to redeem their shares at a low value for options that can be exercised only at a higher value. This will result in an immediate benefit to shareholders and contingent deferred benefit to the officers, should the company succeed in business. Nevertheless, the Board of Directors and the officers have not yet agreed on the terms of the redemption. The parties have only agreed in principle that the transaction will, in some form, at some time, occur.


     ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     There are currently no provisions in either the Articles or the Bylaws of the company which indemnify the Officers or Directors.

FINANCIAL STATEMENTS


                      PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
                              FINANCIAL  STATEMENTS
                         DECEMBER  31,  1999  AND  1998


                        INDEX  TO  FINANCIAL  STATEMENTS
                                                                  PAGE
                                                                  ----
CONSOLIDATED  FINANCIAL  STATEMENTS:

  REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS            1

  BALANCE  SHEETS  AS  OF  DECEMBER  31,  1999  AND  1998          2-3

  STATEMENTS  OF  OPERATIONS  FOR  THE  YEARS  ENDED
  DECEMBER  31,  1999  AND  1998                                     4

  STATEMENTS  OF  STOCKHOLDERS'  DEFICIT  FOR  THE
  YEARS  ENDED  DECEMBER  31,  1999  AND  1998                       5

  STATEMENTS  OF  CASH  FLOWS  FOR  THE  YEARS  ENDED                6
  DECEMBER  31,  1999  AND  1998

  NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS                  7-16

               REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS
               -------------------------------------------------------

Pinnacle  Business  Management,  Inc.
Clearwater,  Florida

     We have audited the accompanying consolidated balance sheets of Pinnacle Business Management, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying financial statements for December 31, 1999 and 1998 have been prepared assuming that the company will continue as a going concern. As discussed in Notes 9 and 11 to the financial statements, the company has suffered recurring losses from operations, has a net capital deficiency, and certain litigation pending that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Notes 9 and 11. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Business Management, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.


     As discussed in Note 14 to the financial statements, the Company's management has restated certain equity, capital and expense transactions in December 31, 1999, 1998 and 1997. The aggregate of management's adjustment increased the Stockholders's Deficit by $220,734 in 1997, $505,560 in 1998 and $284,306 in 1999, respectively.

                     /S/  BAGELL,  JOSEPHS  &  CO.,  L.L.C.
                     -----------------------------------------------------------
                          BAGELL,  JOSEPHS  &  CO.,  L.L.C
                          Certified  Public  Accountants

Gibbsboro,  New  Jersey
April 26, 2000, except for Note 14, as to which the date is December 3, 2000.

      PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                   CONSOLIDATED  BALANCE  SHEETS

                                ASSETS
                                ------
                                                   DECEMBER  31,
                                             ------------------------
                                                1999        1998
                                             -----------  -----------
CURRENT  ASSETS
---------------
   Cash  and  cash  equivalents              $    9,726   $    2,984
   Customer  loans  receivable,  net            274,974      743,877
   Loans  Receivable  -  Other                  422,000          -0-
   Prepaid  Expenses                             45,000          -0-
                                             -----------  -----------
                                                751,700      746,861
                                             -----------  -----------
PROPERTY  AND  EQUIPMENT                        156,831      144,839
   Less  accumulated  depreciation              (69,654)     (48,078)
                                             -----------  -----------
                                                 87,177       96,761
OTHER  ASSETS
--------------
   Unamortized  goodwill                        238,498      244,944
   Security  deposits                            12,395       11,996
   Loan  costs,  less  amortization             221,254          -0-

                                             -----------  -----------
                                                472,147      256,940
                                             -----------  -----------

TOTAL  ASSETS                                 1,311,024   $1,100,562
-------------------------------------------  ===========  ===========

See  Accompanying  Notes  to  Consolidated  Financial  Statements

        PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                    CONSOLIDATED  BALANCE  SHEETS


              LIABILITIES  AND  STOCKHOLDERS'  DEFICIT
              ----------------------------------------

                                                         DECEMBER  31,
                                                  ------------------------
                                                      1999         1998
                                                  -----------  -----------
CURRENT  LIABILITIES
--------------------
   Accounts  payable  and  accrued  expenses     $  318,764   $    79,783
   Current  portion  of  long-term  debt          1,401,753       600,000
                                                 -----------  ------------

     Total  current  liabilities                  1,720,517       679,783
     ---------------------------
                                                 -----------  ------------

LONG  TERM  LINE  OF  CREDIT                        863,000           -0-
NOTES  PAYABLE  -  OFFICERS'                        267,061         9,900
LONG-TERM  DEBT,  LESS  CURRENT  PORTION            417,287     1,344,276
                                                 -----------  ------------

     Total  long-term  liabilities                1,547,348     1,354,176
     -----------------------------
                                                 -----------  ------------

TOTAL  LIABILITIES                                3,267,865     2,033,959
                                                 -----------  ------------
COMMITMENTS  AND  CONTINGENCIES
-------------------------------
STOCKHOLDERS'  DEFICIT
----------------------
Preferred  stock,  par  value  of  $.001;
authorized 50,000,000 and 10,000,000 shares
in 1999 and 1998; issued and outstanding none          -0-            -0-

Common stock, par value of $.001; authorized
100,000,000 and 20,000,000 shares in 1999 and
1998; issued and outstanding 86,952,686 and
16,494,202  in  1999  and  1998                      86,952        16,494

   Additional  paid-in  capital                   2,126,635       573,615

   Deficit                                       (4,170,428)   (1,523,506)
                                               -------------  ------------
     Total  stockholders'  deficit               (1,956,841)     (933,397)
     -----------------------------
                                                 -----------  ------------
TOTAL  LIABILITIES  AND  STOCKHOLDERS'
DEFICIT                                        $  1,311,024   $ 1,100,562
-------------------------------------------    =============  ============

See  Accompanying  Notes  to  Consolidated  Financial  Statements

                 PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                        CONSOLIDATED  STATEMENTS  OF  OPERATIONS
                   FOR  THE  YEARS  ENDED  DECEMBER  31,  1999  AND  1998


                                                               DECEMBER  31,
                                                       -------------------------
                                                            1999         1998
                                                       ------------  -----------

OPERATING  REVENUE
------------------
   Revenue                                             $   214,538   $   633,478
                                                       ------------  -----------

OPERATING  EXPENSES
-------------------
   Salaries,  employee  leasing and related                661,597      444,352
   Advertising                                              51,157      106,183
   Commissions and consulting compensation                 478,448       57,743
   Insurance                                                50,869       25,252
   Office  and  general                                     61,322       56,746
   Professional  fees                                      166,190       55,676
   Repairs  and  maintenance                                10,042        5,562
   Rent                                                    138,259      110,923
   Repossession  costs                                      34,707       53,310
   Telephone  and  utilities                               109,157       81,260
   Travel                                                   73,468       59,749
   Other  operating                                         60,332       67,455
                                                       ------------  -----------

     Total  operating  expenses                          1,895,548    1,124,211
     --------------------------
-----------------------------------------------------  ------------  -----------

OPERATING  INCOME  (LOSS)                               (1,681,010)    (490,733)
                                                       ------------  -----------

OTHER  EXPENSES
---------------
   Interest  expense                                      (516,447)    (278,050)
   Depreciation  and  Amortization expense                (101,768)     (31,009)
   Bad  debt                                              (347,697)     (60,831)
   Loan  payment  deferrals                                    -0-       (8,750)
                                                       ------------  -----------

     Total  other  expenses                               (965,912)    (378,640)
     ----------------------                            ------------  -----------

NET  LOSS
Before Federal Income Tax Benefit                       (2,646,922)    (869,373)
---------------------------------                      ------------  -----------

PROVISION  FOR INCOME TAX BENEFIT                               -0-        -0-
                                                       ------------  -----------

NET LOSS APPLICABLE TO COMMON SHARES                   $(2,646,922)  $ (869,373)
                                                       ============  ===========

NET LOSS PER BASIC AND DILUTED SHARES                  $     (0.05)  $    (0.06)
                                                       ============  ===========
WEIGHTED  AVERAGE  NUMBER  OF  COMMON  SHARES
OUTSTANDING                                             50,964,740   14,976,794
                                                       ============  ===========

           See  Accompanying  Notes  to  Consolidated  Financial  Statements

                 PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                  CONSOLIDATED  STATEMENTS  OF  STOCKHOLDERS'  DEFICIT
                 FOR  THE  YEARS  ENDED  DECEMBER  31,  1999  AND  1998


                      COMMON  STOCK
                     $.001  PAR  VALUE     ADDITIONAL                  TOTAL
                  ---------------------     PAID-IN                STOCKHOLDERS'
                      SHARES      AMOUNT    CAPITAL      DEFICIT      DEFICIT
                -------------  -------  -----------  ------------  -------------

Balance
January  1,  1998   13,418,027  $ 13,418  $  121,992   $  (654,133)  $ (518,723)

Issuance  of
Common  Stock-       1,628,675     1,629     421,420             -       423,049
Private  Placement

Issuance  of
Common  Stock
Net  Commission
Compensation-
Private  Placement     500,000       500      19,500             -        20,000

Issuance  of
Common  Stock-
Loan  Payment
Deferral               875,000       875       7,875                       8,750

Issuance  of
Common  Stock-
Goods  and  Services    72,500        72       2,828                   2,900 725

      Net  Loss              -         -           -      (869,373)    (869,373)
                  -------------  -------  -----------  ------------  -----------

Balance
December  31,
1998                16,494,202    16,494     573,615    (1,523,506)    (933,397)

Issuance  of
Common  Stock-
Convertible
Notes  -  Net        2,054,480     2,054     257,946             -      260,000

Issuance  of
Common  Stock-
Consulting
Compensation         5,050,000     5,050     297,950             -      303,000

Issuance  of
Common  Stock-
Principals'
Consideration       15,097,000    15,097     135,873             -       150,970

Issuance  of
Common  Stock-
Loan  Costs         29,500,000    29,500     265,500             -      295,000

Issuance  of
Common  Stock-
Private  Placement  18,757,004    18,757     595,751                    614,508

     Net  Loss                                          (2,646,922)  (2,646,922)
                  ------------  --------  -----------  ------------  -----------

Balance
December  31,
1999                86,952,686  $ 86,952  $2,126,635   $(4,170,428) $(1,956,841)
                  ============  ========  ===========  ============ ============


           See  Accompanying  Notes  to  Consolidated  Financial  Statements

               PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                      CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
                 FOR  THE  YEARS  ENDED  DECEMBER  31,  1999  AND  1998

                                                             DECEMBER  31,
                                                      --------------------------
                                                          1999          1998
                                                      ------------  ------------

CASH  FLOWS  FROM  OPERATING  ACTIVITIES
----------------------------------------
   Net  Loss                                          $(2,646,922)  $  (869,373)
                                                      ------------  ------------
   Adjustments to reconcile net loss to net cash
   used  in  operating  activities:
------------------------------------------------
        Depreciation  and  Amortization                   101,768        31,009
        Provision  for  doubtful accounts                 367,076        60,831
        Deferred  Income Tax Benefit                         -0-           -0-
        Non  cash  transactions  associated
        with  com.stock  issuance                         453,970        31,650

     Changes  in  assets  and  liabilities:
        (Increase)Decrease  in  customer  loans
             receivable  -  net                           101,827        49,257
        (Increase)  in  loans  other  and
             prepaid  expenses                           (467,000)            -
        (Increase)in  deposits  and other                    (399)            -
        Increase  in  accounts
             payable  and  accrued expenses               238,981         4,041
                                                      ------------  ------------

          Total  adjustments                              796,223       176,788
          ------------------                          ------------  ------------

Net  cash(used in)operating activities                 (1,850,699)     (692,585)
-----------------------------------------             ------------  ------------

CASH  FLOWS  FROM  INVESTING  ACTIVITIES
----------------------------------------
   Capital  expenditures                                  (11,992)      (58,422)
                                                      ------------  ------------

  Net  cash (used in) investing activities                (11,992)      (58,422)
-----------------------------------------             ------------  ------------

CASH  FLOWS  FROM  FINANCING  ACTIVITIES
----------------------------------------
   Proceeds  from  issuance of long-term debt           1,280,287       583,952
   Proceeds from issuance of common stock and
          paid  in  capital                               874,508       423,049
   Principle  payments on long-term debt                 (542,523)     (168,431)
   Increase  (decrease) in officer's loans - net          257,161       (90,100)
                                                      ------------  ------------

    Net  cash provided by financing activities          1,869,433       748,470
    ------------------------------------------
  --------------------------------------------        ------------  ------------

NET  INCREASE  (DECREASE)  IN  CASH  AND  CASH

    EQUIVALENTS                                             6,742        (2,537)
---------------                                       ------------  ------------

CASH  AND  CASH EQUIVALENTS-BEGINNING OF PERIOD             2,984         5,521
---------------------------------------------         ------------  ------------

CASH  AND  CASH EQUIVALENTS-END OF PERIOD             $     9,726   $     2,984
-----------------------------------------             ============  ============

SUPPLEMENTAL  DISCLOSURE  OF  CASH  FLOW  INFORMATION

    CASH  PAID  DURING  THE  YEAR  FOR:
            Interest  Expense                         $    432,369      270,250
                                                      ============  ============


           See  Accompanying  Notes  to  Consolidated  Financial  Statements

                   PINNACLE BUSINESS MANAGEMENT, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED) FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                DECEMBER  31,
                                                           ---------------------
                                                               1999       1998
                                                           -----------  --------
SUPPLEMENTAL  SCHEDULE  OF  NON  CASH
FINANCING  ACTIVITIES
   Issuance  of  common  stock  -  loan  costs             $  295,000   $    -0-
   Issuance  of  common  stock  for  commissions  and
     consulting  expenses                                     303,000     20,000
   Issuance  of  common stock for loan payment deferral           -0-      8,750
   Issuance  of  common  stock  for goods and services            -0-      2,900
   Issuance of common stock - principals consideration        150,970        -0-
                                                           ----------  ---------
                                                           $  748,970     31,650
                                                           ==========  =========

     See  Accompanying  Notes  to  Consolidated  Financial  Statements

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                           DECEMBER  31,  1999  AND  1998

NOTE  1  -  ORGANIZATION  AND  BASIS  OF  PRESENTATION
------------------------------------------------------

     Pinnacle Business Management, Inc. is an integrated consumer finance and E-commerce technology developer. The company operates title loan and paycheck advance locations. Fast Title Loans, Inc. (FTL)is a wholly owned subsidiary of Pinnacle Business Management, Inc. Fast Title Loans, Inc. is a consumer loan company that operates title loan offices in central Florida. The title loan is an immediate short term cash loan, using the free and clear title of a person's car or truck as collateral. The loan allows the customer to retain possession and use of their motor vehicle. Fast Paycheck Advance, Inc. is a wholly owned subsidiary of Pinnacle Business Management, Inc. that provides short-term paycheck advances to consumers. The accompanying financial statements reflect the consolidated operations of the above.

     On May 9, 1997, Pinnacle Business Management, Inc. (The "Company") was incorporated as a wholly owned subsidiary of 300365 BC, Ltd., D/B/A Peaker Resource Company, a company which was incorporated in British Columbia, Canada on November 13, 1985. 300365 BC, Ltd. had been inactive for years due to the lack of working capital. On May 15, 1997, the stockholders of 300365 BC, Ltd. exchanged all of the company's outstanding stock of 300365 BC, Ltd. for the stock of Pinnacle Business Management, Inc. This exchange was made on a share for share basis. There were no tangible assets of 300365 BC, Ltd. The excess of par value of the common stock issued over the assets acquired upon the acquisition of the parent was $1,933. After the exchange of stock, the parent became the wholly owned subsidiary and it was liquidated and the $1,933 was written off as an extraordinary loss upon the dissolution of 300365 BC, Ltd.

     On October 27, 1997, JTBH Corporation, a wholly owned subsidiary of the "Company", with no assets, merged with Fast Title Loans, Inc. (FTL) a Florida corporation. On that date Fast Title Loans, Inc. became the wholly owned subsidiary of Pinnacle Business Management, Inc. The shares of (FTL) were converted into common stock $.001 per share, of Pinnacle Business Management, Inc.

     The merger of (FTL) the private company into the public shell company Pinnacle Business Management, Inc. on October 27, 1997 gave rise to the private company having effective operating control of the combined company after the transaction. This was a reverse merger and the costs associated with were treated as a recapitilization. In 1998, the company incorporated Fast Paycheck Advance, Inc. as a wholly owned subsidiary. Also, on December 29, 1997 the Company incorporated Summit Property, Inc., a Nevada corporation. This subsidiary has remained inactive, however.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                           DECEMBER  31,  1999  AND  1998


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
---------------------------------------------------

     Principles  of  Consolidation:
     ------------------------------

     The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use  of  Estimates:
     -------------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Property  and  Equipment:
     -------------------------
     Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

                                               YEARS
                                               -----
     Improvements                              10-40
     Furniture  and  Equipment                  5-7

     Leasehold Improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

     Revenue  Recognition:
     ---------------------
     Substantially most of the revenues are derived from interest charged on consumer financing, title loans and advance paychecks. In 1999 and 1998 the amount of revenues derived from consumer interest on title loans was $210,424 and $629,346 respectively. The amount of revenues derived from advance paychecks was $4,114 and $4,132 respectively.

     Income  Taxes:
     --------------
     The income tax benefit is computed on the pretax loss based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                           DECEMBER  31,  1999  AND  1998


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
-----------------------------------------------------------------------

     Nature  of  Business  and  Credit  Risk:
     ----------------------------------------
     The company operates in mainly one business segment and primarily earns interest income on consumer title loans and advanced paychecks. Financial instruments which potentially subject the company to concentrations of credit risk are primarily customer loans receivable.

     Fair  Value  of  Financial  Instruments:
     ----------------------------------------
     The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, customer loan receivables, accounts payable and accrued expenses and other liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

     Earnings  (Loss)  Per  Share  of  Common  Stock:
     ------------------------------------------------
     Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents were not included in the computation of diluted earnings per share when the company reported a loss because to do so would have been antidilutive for period presented.


The following is a reconciliation of the computation for basic and diluted EPS:


                                                         December  31,
                                                        1999        1998
                                                   ------------------------
     Net  Loss                                     $(2,646,922)   (869,373)
                                                   ============  ==========

     Weighted-average  common  shares
     outstanding  (basic)                          50,964,740    14,976,794

     Weighted-average  common  stock  equivalents:
       Stock  options:                                   ---           ---
       Warrants:                                         ---           ---
                                                   ----------    ----------
     Weighted  -average  common  shares
       outstanding  (diluted)                      50,964,740    14,976,794
                                                   ==========    ==========

    Options and warrants outstanding to purchase stock were not included in the computation of diluted EPS because inclusion would have been antidilutive.


     Statements  of  Cash  Flows:
     ----------------------------
     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

     Advertising  and  Promotional  Costs
     ------------------------------------
     Costs of advertising and promotional costs are expensed as incurred. Advertising costs were $51,157 and $106,183 in 1999 and 1998, respectively.

     Goodwill
     --------
     Goodwill is amortized over 40 years. Amortization charged to expense was $6,446 and $6,446 in 1999 and 1998 respectively.

     Loan  Costs
     -----------
     Loan costs are being amortized over 36 months. Amortization expense charged to operations was $73,746 and $0 in 1999 and 1998 respectively.

     Reclassification
     ----------------
     Certain amounts in 1998 were reclassified to conform to the 1999 presentation.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                           DECEMBER  31,  1999  AND  1998


NOTE  3  -  CUSTOMER  LOANS  RECEIVABLE  -  NET
-----------------------------------------------
        Customer  loans  receivable,  net  consists  of  the  following:


                                                              December  31,
                                                         ----------------------
                                                            1999        1998
                                                         ----------  ----------
Customer  loans  receivable                              $ 702,881   $ 804,708
     Less:  Allowance for doubtful accounts                427,907)    (60,831)
                                                         ----------  ----------

     Customer  loans  receivable  - Net                    274,974   $ 743,877
                                                         ==========  ==========

     Customer loans receivable include accrued interest amounts. However, the Company, due to an unfavorable legislative climate regarding the title loan industry, reserved an additional $367,076 in bad debt allowance to account for the write down of accrued interest and loans that they may not collect.

NOTE  4  -  LOANS  RECEIVABLE  -  OTHER
---------------------------------------

     Loans receivable dated December 29, 1997 to a company for $25,000 together with interest thereon at the rate of 18% per annum. The principal balance and accrued interest is due and payable on the earlier of a private placement being completed in whole or part including but not limited to any escrow disbursements of any funds to the maker, or March 27, 2000. There were no payments received in 1999 or 1998. The company has made an allowance for doubtful receivable for the entire loan. The company has not accrued any interest on this loan for 1999 or 1998.

     Demand loan receivable a company for $422,000. Matrix Technology, Inc. is a holding company for companies that provide advertising and computer consulting services. This loan is non-interest bearing. Pinnacle management believes that this will be a profitable investment for the company in the future. It is anticipated that this loan receivable will be converted into stock during the year 2000.

NOTE  5  -  PROPERTY  AND  EQUIPMENT,  NET
------------------------------------------

     Property  and  equipment,  net  consists  of  the  following:

                                                 1999        1998
                                             ----------  ----------

     Furniture  and  Equipment                $ 121,914   $ 109,922
     Improvements                                34,917      34,917
                                             ----------  -----------
                                                156,831     144,839
     Less:  Accumulated  depreciation           (69,654)    (48,078)
                                              ----------  ----------

     Property  and  Equipment,  Net           $  87,177   $  96,761
                                              ==========  ==========

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                           DECEMBER  31,  1999  AND  1998

NOTE  6  -  LINE  OF  CREDIT
----------------------------

     In March 1999, the Company obtained a line of credit with a capital company to receive up to $1,500,000 of advances. The interest is payable at 17% per annum. Principal and interest on advances are due March 1, 2001, with the company having an option to extend the note an additional one year. At December 31, 1999, the company had $ 863,000 outstanding on the line. The line of credit is collateralized by 7,500,000 shares of the common stock of the company.


NOTE  7  -  LONG-TERM  DEBT
---------------------------

Long-term  debt  consists  of  the  following:
                                                             DECEMBER 31,
                                                      -------------------------
                                                          1999         1998
                                                      ------------  -----------
Note  payable  lending  institution  with  monthly
interest  payable  at  14%  per  annum  expiring
February  28,  2000  (see  Note  8).                  $   538,276   $  538,276

Note  payable  investor  with  monthly  interest
payable  at  4.5%  per  month.  This  note
expires  May  14,  1999.  This  note  is
reflected  in  the  balance  sheet  as  a  current
liability.                                                100,000      100,000

Note  payable  investor  with  monthly  interest
payable  at  rates  varying  between  16-36%  per
annum,  expiring  March  1,  2000.                        524,880      606,000

Renegotiated  note  payable  investors  with
monthly  interest  payable  at  rates  varying
between  1.5%-6%  per  month.  This  loan
expires  in  December,  2000.                             238,597      450,000

Note  payable  investor  with  monthly  interest
payable  at  4%,  expiring  May  17,  1999.                   -0-      150,000

Notes  payable  investor  with  interest  payable
at  18%  per  annum,  expiring  February  and
March,  1999.                                                 -0-      100,000

Note  payable  investor  with  interest  only
payable  at  12%  per  annum.  This  note  has  a
balloon  and  expires  December  31,  2002.               417,287           -0-
                                                      ------------  -----------
                                                        1,819,040    1,944,276

Less:  Current  Portion                                (1,401,753)    (600,000)
                                                      ------------  -----------

Net  Long-Term  Debt                                      417,287   $1,344,276
                                                      ============  ===========

                      PINNACLE  BUSINESS  MANAGEMENT,  INC.
                             AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                          DECEMBER  31,  1999  AND  1998


NOTE  7  -  LONG-TERM  DEBT  (CONTINUED)
----------------------------------------

      The  non-current  portion  of  long-term  debt  matures  as  follows:

                 2000       $1,401,753
                 2001              -0-
                 2002          417,287
                            ----------
                             1,819,040
                            ==========

     The company has negotiated with certain investors to convert long-term debt to common stock at various negotiated prices predicated on market value. Long-term debt is substantially collateralized with motor vehicle titles and the personal guarantees of the officers and the assets of the company.


NOTE  8  -  STOCKHOLDERS'  DEFICIT
----------------------------------

     The  authorized  capital  stock   of  the   company  in  1998  consists  of
     20,000,000 shares of common stock with par value of $.001. As of December 31, 1998, there were 16,494,202 shares outstanding.

     The authorized preferred stock of the company in 1999 and 1998 consists of 50,000,000 and 10,000,000 shares, respectively, with a par value of $.001 with rights and privileges to be set by the board of directors. As of December 31, 1999 and 1998, there were no shares issued or outstanding.

     In 1999, the corporation authorized an additional 80,000,000 shares of common stock with a par value of $.001. As of December 31, 1999, there were 100,000,000 shares authorized, and 86,952,686 issued and outstanding.

     At December 31, 1999 the company had up to 35,322,578 shares (options) outstanding with a consulting company. Shares may be exercisable at $.25 per share or 30% of the closing bid price, whichever is less. This was for compensation in arranging the Mail Boxes Etc. account.

     Additionally there are 5 year warrants outstanding for investment banking services rendered to purchase 5,580,000 shares of common stock at $.125 per share. The warrants become due August 18, 2004.

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             DECEMBER  31,  1999  AND  1998


NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES
-------------------------------------------

     (A)  Leases:
          -------

     The company operates its facilities under certain operating leases. Future minimum lease commitments under non-cancelable operating leases are as follows:

                              2000         $60,372
                              2001          25,101
                                           -------
                                            85,473
                                           =======

     Rent and related expenses under operating leases amounted to $163,299 and $110,923 for the years ended December 31, 1999 and 1998 respectively. The company is operating various locations on a month to month basis.

     (B)  Litigation:
          -----------

     The company is a defendant involving a claim made in bankruptcy by First American Reliance, Inc. (FAR) against the company for $800,000, including 9% interest, for amounts loaned and advanced by FAR to the company which were not repaid. The company has asserted a defense and set off alleging that monies due to Pinnacle from stock subscriptions in 1998 delivered to FAR were not turned over to the company. It is further alleged that the claims of the company exceed the sum that FAR claims it is owed by the company. The company has not accrued any interest on this note for 1999 and 1998 because of the offsets of monies due the company alleged in the litigation. The lawyers have stated that documentation to fully evaluate the claims is not presently available. However, the company is contesting the case vigorously. The company has accrued a liability for $538,276 in 1999 and 1998, respectively.

     Secondly, Tyler Jay & Company, L.L.C. commenced an action against the company asserting a claim for fees and commissions arising from loans made by FAR described in the previous paragraph. This also includes sums lost by Tyler Jay allegedly because Tyler Jay was not permitted to complete the private placement noted above. The sums demanded exceed $500,000 in the aggregate. Management is vigorously contesting the claim. The company has asserted claims and defenses that are still in the process of being evaluated by the attorneys. It is not possible to determine whether there will be a loss; or, if there is a loss, the extent of the loss.

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             DECEMBER  31,  1999  AND  1998

NOTE  10  -  RELATED  PARTY  TRANSACTIONS
-----------------------------------------

     The executive officers of the company pledged as collateral 7,500,000 shares of Pinnacle stock to secure personal loans and loaned $696,000 to the company in 1999. The company in 1999 repaid the officers $439,157.

     The officers received under an employment agreement approximately $55,000 and $65,464 each, respectively in 1999 and 1998.

     The officers owned 24,102,000 and 9,005,000 common stock shares in 1999 and 1998 respectively.


NOTE  11  -  GOING  CONCERN
---------------------------

     As shown in the accompanying financial statements, the company incurred substantial net losses for the years ended December 31, 1999 and 1998. Additionally, the company has a $100,000 note payable with an investor that expired May 14, 1999.

     The investor has not called this loan and it is shown as a current liability. Moreover, the company has debt that will be coming due between March 1, 2000 and December 31, 2000 without adequate capital available to repay the debt. The company is negotiating with the investors to either extend these obligations or convert the debt to equity. However, if these loans are called, the company's financial condition will be further negatively impacted. Finally, the company is defending various lawsuit claims that, if the outcome is unfavorable, would negatively impact the company. These factors raise substantial doubt about the company's ability to continue as a going concern.

     Additionally, the company, due to an unfavorable legislative climate, discontinued its title loan business in the third quarter of 2000; and
concentrate on its payday advance business. There is no guarantee whether the company will be able to generate enough revenue and or raise capital to support those operations.

     Management is working with the certain investors to rework the debt that is coming due. Additionally, management is vigorously contesting the lawsuits that have been filed against the company. The company feels that they have certain offsets against the claims in litigation and does not expect to pay more than what is reflected on the balance sheet at this time (see note 9). However, there can be no assurance that the company will be successful in its efforts to not have the payment of debt accelerated. If the company is unsuccessful in its efforts, it may be necessary to undertake such other actions as may be necessary to preserve asset value. The financial statements do not include any adjustments, other than the current classification of long-term debt in default, that might result from the outcome of those uncertainties.

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             DECEMBER  31,  1999  AND  1998


NOTE  12  -  INCOME  TAX  BENEFIT
---------------------------------

     The  benefit  for  income  taxes  is  as  follows:

                                         1999          1998
                                       --------     ---------
     Deferred  income  tax  benefit
     (Federal  only)                       -0-      $     -0-
                                       ========     =========

     At December 31, 1999 and 1998, the company had net operating loss carry forwards for U. S. Federal tax purposes available to offset future taxable income. The company has set up a valuation allowance equal to 100% of the deferred tax assets.

     The net deferred tax assets in the accompanying balance sheets include the following components:

                                              1999      1998
                                           ---------  ---------

      Deferred  tax  assets                $ 505,560  $ 505,560
      Deferred  tax  valuation  allowance   (505,560)  (505,560)
                                           ---------  ----------

      Net  deferred  tax  assets           $     -0-  $      -0-
                                           =========  ==========

NOTE  13-  SUBSEQUENT  EVENTS
           ------------------

     On February 28,2000, the company, Jeff Turino and Bruce Hall entered into an agreement and release concerning claims arising from operation of those officers' employment agreements with the company between 1997 and 2000. Turino and Hall released the Company from certain performance obligations, including the waiver of back compensation and bonus amounts. In exchange, each received 27,500,000 shares of restricted common stock of the Company. Turino and Hall agreed to perform the remainder of the employment agreement in accordance with its terms. The company released any claims arising from the officer's performance of the agreements prior to January 1, 2000.

     Due to certain local legislative climate, the company is making efforts in 2000 to discontinue operating the title loan business. With the implementation of payday advance debit card program, a three year contract with Mailboxes Etc., and a possible banking alliance, the company is anticipating expanding its payday advances on a national level.

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             DECEMBER  31,  1999  AND  1998

NOTE  13-  SUBSEQUENT  EVENTS  (Continued)
           -------------------------------

     Additionally, the company secured a national contract with Comdata through their banking affiliates. This contract allows the distribution of debit cards at the point of sale location. Subsequently, the company is in negotiation with its competitors to allow them to use the debit card system. This transforms the competitors into vendors and allows revenue on a broader basis. Management anticipates putting forth its efforts to expand the payday advance basis through physical locations and the Internet on a national basis to increase company value.

     On March 3, 2000 the company entered into a consulting agreement with certain professionals and completed an acquisition via a stock exchange agreement with MAS Acquisition XIX Corporation, a publicly held reporting entity. MAS Acquisition XIX Corporation is inactive at this time. After the stock exchange Pinnacle owns 100% of MAS Acquisition XIX Corp.


NOTE  14-  RESTATEMENT  OF  EQUITY,  CAPITAL  AND  EXPENSES
           ------------------------------------------------

     The company issued common stock in 1999 and 1998 for the payment of consulting compensation, commission expenses, loan costs, loan deferral payments and goods and services. Management has restated those certain items to recognize the intrinsic and intangible value of that stock issued. Management originally booked those transactions at book value which approximates zero.

     Additionally, management recorded a 100% valuation of its deferred assets recorded on its books. The retained deficit of 1997 was increased by $220,734. The effect on 1998 was to increase the net deficit by $284,826.

     Additionally, the company in 1999 recognized $28,500 in additional compensation expense associated with raising capital. Finally, the company recorded $150,970 as principals consideration for the value of the stock received by them.

     The  effect  of  the  restated   items  increased  the  company's  loss for
     1999 and 1998 as originally stated on April 26, 2000 by $556,216 and $316,476, respectively.

                      PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
                              FINANCIAL  STATEMENTS
                           MARCH  31,  2000  AND  1999


INDEX  TO  FINANCIAL  STATEMENTS


CONSOLIDATED  FINANCIAL  STATEMENTS:

  ACCOUNTANT'S  REVIEW  REPORT                                             1

  BALANCE  SHEETS  AS  OF  MARCH  31,  2000  AND  1999                   2-3

  STATEMENTS  OF  OPERATIONS  FOR  THE  THREE  MONTHS  ENDED
  MARCH  31,  2000  AND  1999                                              4

  STATEMENTS  OF  STOCKHOLDERS'  DEFICIT  FOR  THE  THREE  MONTHS
  ENDED  MARCH  31,  2000  AND  1999                                       5

  STATEMENTS  OF  CASH  FLOWS  FOR  THE  THREE  MONTHS  ENDED
  MARCH  31,  2000  AND  1999                                              6

  NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS                        7-16

                           ACCOUNTANT'S REVIEW REPORT
                           --------------------------

Pinnacle  Business  Management,  Inc.
Clearwater,  Florida

     We have reviewed the accompanying consolidated balance sheets of Pinnacle Business Management, Inc. and Subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the three months then ended, in accordance with Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Pinnacle Business Management, Inc.

     A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with generally accepted accounting principles.

     As discussed in Note 9 and 11, certain conditions indicate that the company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to the financial statements that might be necessary should the company be unable to continue as a going concern.

     As discussed in Note 14 to the financial statements, the company's March 31, 2000 professional fees was previously reported as $73,359 and should have been $210,609. This discovery was made subsequent to the issuance of the financial statements. The financial statements have been restated to reflect this correction. As discussed in Note 15, the company made certain changes to its beginning stockholder's deficit at January 1, 2000 and 1999 to account for prior period adjustments.



/s/  BAGELL,  JOSEPHS  &  CO.,  L.L.C.
-----------------------------------------------------
     BAGELL,  JOSEPHS  &  CO.,  L.L.C
     Certified  Public  Accountants

Gibbsboro,  New  Jersey

May  10,  2000,  except  for Note 14, as to which the date is August 10,2000 and
Note  15,  as  to  which  the  date  is  December 3,  2000.

      PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                   CONSOLIDATED  BALANCE  SHEETS

                             ASSETS
                             ------
                                                     MARCH 31,
                                             ------------------------
                                                2000         1999
                                             ------------  -----------
CURRENT  ASSETS
---------------
   Cash  and  cash  equivalents              $    56,944   $   67,776
   Customer  loans  receivable,  net             277,477      704,109
   Loans  Receivable  -  Other                   423,000            -
   Prepaid  Expenses                              41,250            -
                                             ------------  -----------
          Total  Current  Assets                 798,671      771,885
                                             ------------  -----------
PROPERTY  AND  EQUIPMENT                         166,005      152,568
   Less  accumulated  depreciation               (74,654)     (48,467)
                                             ------------  -----------
          Total net property and equipment        91,351      104,101


OTHER  ASSETS
-------------

   Investment                                    135,000            -
   Unamortized  goodwill                         236,498      243,333
   Security  deposits                             13,658        7,424
   Officer  loan  receivable                           -       35,426
   Loan  costs,  less  amortization              196,671            -

           Total  Other  Assets              ------------  -----------
                                                 581,827      286,183
                                             ------------  -----------

TOTAL  ASSETS                                 $1,471,849   $1,162,169
-------------                                 ===========  ===========


          See  Accompanying  Notes  and  Accountants'  Report

        PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                    CONSOLIDATED  BALANCE  SHEETS


              LIABILITIES  AND  STOCKHOLDERS'  DEFICIT
              ----------------------------------------

                                                            MARCH  31,
                                                     ------------------------
                                                         2000         1999
                                                     -----------  -----------
CURRENT  LIABILITIES
--------------------
   Accounts  payable  and  accrued  expenses         $  430,429   $  152,377
   Current  portion  of  long-term  debt              1,390,928    1,204,526
                                                  --------------  -----------
      Total  current  liabilities                     1,821,357    1,356,903
                                                  --------------  -----------
LONG-TERM  LINE  OF  CREDIT                           1,068,000      150,000
NOTES  PAYABLE  -  OFFICERS'                            300,360            -
LONG-TERM  DEBT,  LESS  CURRENT  PORTION                547,287      700,000
                                                  --------------  -----------
      Total  long-term  liabilities                   1,915,647      850,000
                                                  --------------  -----------
TOTAL  LIABILITIES                                    3,737,004    2,206,903
                                                  --------------  -----------

COMMITMENTS  AND  CONTINGENCIES
-------------------------------
STOCKHOLDERS'  DEFICIT
----------------------
 Preferred  stock,  par  value  of  $.001;
   authorized  50,000,000  and  50,000,000  in
   March  31,  2000  and  1999;  issued  and
   outstanding  none                              $           -   $        -
 Common  stock,  par  value  of  $.001;
   authorized  200,000,000  and  100,000,000
   shares  of  common  stock  and  157,262,589
   and  74,429,610  shares  of  common  stock
   issued  and  outstanding                       $     157,262       74,429
 Additional  paid-in  capital                         2,328,575      673,680
   Deficit                                           (4,750,992)  (1,792,843)
                                                  --------------  -----------
      Total  stockholders'  deficit                  (2,265,155)  (1,044,734)
                                                  --------------  -----------
TOTAL  LIABILITIES  AND  STOCKHOLDERS'
DEFICIT                                           $   1,471,849   $1,162,169
                                                  ==============  ===========


           See  Accompanying  Notes  and  Accountants'  Report

             PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
             FOR  THE  THREE  MONTHS  ENDED  MARCH  31,  2000  AND  1999

                                                               MARCH  31,
                                                       -------------------------
                                                            2000         1999
                                                       ------------  -----------
OPERATING  REVENUE
------------------
   Revenue                                             $    62,681   $  110,931
                                                       ------------  -----------
OPERATING  EXPENSES
-------------------
   Salaries,  employee  leasing  and related               154,994       99,794
   Advertising                                               7,386        8,070
   Commissions                                              13,000       16,906
   Office  and  general                                     10,776       13,433
   Professional  fees                                      210,609       17,849
   Repairs  and  maintenance                                 1,243        2,914
   Rent                                                     38,482       44,314
   Repossession  costs                                       8,734       10,344
   Telephone  and  utilities                                27,696       33,043
   Travel                                                   32,400       26,623
   Other  operating                                         35,392       22,941
                                                       ------------  -----------
  Total  operating  expenses                               540,712      296,231
-----------------------------------------------------  ------------  -----------
OPERATING  (LOSS)                                         (478,031)    (185,300)
-----------------------------------------------------  ------------  -----------
OTHER  EXPENSES
-----------------------------------------------------
   Interest  expense                                      ( 70,950)    ( 77,032)
   Depreciation  and  Amortization expense                 (31,583)     ( 7,005)
   Bad  debt                                                     -            -
                                                       ------------  -----------
  TOTAL  OTHER  EXPENSES                                  (102,533)     (84,037)
-----------------------------------------------------  ------------  -----------
NET  LOSS
Before  Federal  Income Tax Benefit                      ( 580,564)    (269,337)
-----------------------------------------------------  ------------  -----------
PROVISION  FOR  INCOME  TAX  BENEFIT                             -            -
                                                       ------------  -----------
NET  LOSS  APPLICABLE  TO COMMON SHARES                $(  580,564)  $ (269,337)
                                                       ============  ===========
NET  LOSS  PER  BASIC AND DILUTED SHARES               $    (0.007)  $   (0.008)
                                                       ============  ===========
WEIGHTED  AVERAGE  NUMBER  OF  COMMON  SHARES
OUTSTANDING                                             86,952,686   32,970,767
-----------------------------------------------------  ============  ===========



               See  Accompanying  Notes  and  Accountants'  Report

            PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
              CONSOLIDATED  STATEMENTS  OF  STOCKHOLDERS'  DEFICIT
          FOR  THE  THREE  MONTHS  ENDED  MARCH  31,  2000  AND  1999

                       COMMON  STOCK
                      $.001  PAR  VALUE    ADDITIONAL                   TOTAL
                   --------------------     PAID-IN                STOCKHOLDERS'
                     SHARES     AMOUNT      CAPITAL      DEFICIT       DEFICIT
                   -----------  --------  -----------  ------------  ----------

1999
----
Balance
January  1,  1999   16,494,206  $ 16,494  $  573,615   $(1,523,506)  $ (933,397)

Issuance  of
Common  Stock-
Private  Placement  57,935,408    57,935     100,065         -           158,000

      Net  Loss         -            -           -        (269,337)    (269,337)
                   -----------  --------  -----------  ------------  -----------
Balance
March  31,
1999                74,429,610    74,429  $ 673,680   $(1,792,843)  $(1,044,734)
                   ===========  ========  ==========  ============  ============
2000
----

Balance
January  1,
2000                86,952,686  $ 86,952  $2,126,635  $(4,170,428)  $(1,956,841)

Issuance  of
Common  Stock
for  legal  and
consulting  services
at $.09 per share    1,525,000     1,525     135,725         -          137,250

Issuance  of
Common  Stock
in  lieu  of
officer's settlement
at book value       55,000,000    55,000     (55,000)        -               -


Issuance  of
Common  Stock
for MAS Acquisition
XIX,  Corp.          1,500,000     1,500     133,500         -          135,000

Issuance  of
Common  Stock
cancelled  for
non-payment
of  options         12,284,903    12,285     (12,285)        -                -

      Net  Loss          -          -           -        (580,564)     (580,564)
                   -----------  --------  -----------  ------------  -----------
Balance
March  31,
2000               157,262,589  $157,262  $2,328,575  $(4,750,992)  $(2,265,155)
                   ===========  ========  ==========  ============  ============


               See  Accompanying  Notes  and  Accountants'  Report

             PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                      CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
               FOR  THE  THREE  MONTHS  ENDED  MARCH  31,  2000  AND  1999


                                                              MARCH  31,
                                                          2000         1999
                                                       -----------  -----------
CASH  FLOWS  FROM  OPERATING  ACTIVITIES
----------------------------------------------------
   Net  Loss                                           $ (580,564)  $ (269,337)
                                                       -----------  -----------
   Adjustments  to  reconcile  net loss to net cash
   used  in  operating  activities:
----------------------------------------------------
        Depreciation  and  Amortization                    31,583        7,005
        Provision  for  doubtful accounts                       -       24,774
        Deferred  Income  Tax  Benefit                          -            -
      Stock  issued  for  consulting  services            137,250

CHANGES  IN  ASSETS  AND  LIABILITIES:
        (Increase)Decrease  in  customer  loans
             receivable  -  net                            (2,503)      14,994
        (Increase)  in  loans  other  and
             prepaid  expenses                              2,750            -
        (Increase)in  deposits and other                   (1,263)        (433)
        Increase  in  accounts
             payable  and  accrued expenses               111,665       72,594
                                                       -----------  -----------

  Total  adjustments                                      279,482      118,934
---------------------------------------------------    -----------  -----------

  Net cash provided by (used in) operating activities    (301,082)    (150,403)
---------------------------------------------------    -----------  -----------

CASH  FLOWS  FROM  INVESTING  ACTIVITIES
---------------------------------------------------
   Capital  expenditures                                   (9,174)      (7,729)
                                                       -----------  -----------

  Net  cash (used in) investing activities                 (9,174)      (7,729)
---------------------------------------------------    -----------  -----------

CASH  FLOWS  FROM  FINANCING  ACTIVITIES
---------------------------------------------------
   Proceeds from issuance of long-term debt and
          line  of  credit                                335,000      150,000
   Proceeds from issuance of common stock and
          paid  in  capital                                    -       158,000
   Principle  payments on long-term debt                  (10,825)     (39,750)
   Increase  (decrease) in officer's loans - net           33,299      (45,326)
                                                       -----------  -----------
  Net  cash  provided by  financing activities            357,474      222,924
---------------------------------------------------    -----------  -----------
NET  INCREASE  IN  CASH  AND  CASH
    EQUIVALENTS                                            47,218       64,792
---------------------------------------------------    -----------  -----------
CASH  AND  CASH EQUIVALENTS-BEGINNING OF PERIOD             9,726        2,984
---------------------------------------------------    -----------  -----------
CASH  AND  CASH EQUIVALENTS-END OF PERIOD                  56,944       67,776
---------------------------------------------------    ===========  ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    CASH  PAID  DURING  THE  YEAR  FOR:
            Interest  Expense                          $    3,700    $  26,000
                                                       ===========   ==========
SUPPLEMENTAL  SCHEDULE  OF  NONCASH
FINANCING  ACTIVITIES
   Issuance  of  Common  Stock  for
      Consulting  Services                             $  137,250    $       -
   Issuance  of  Common Stock for                      ===========   ==========
      Investment                                       $  135,000    $       -
                                                       ===========   ==========


               See  Accompanying  Notes  and  Accountants'  Report

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                            MARCH  31,  2000  and  1999

NOTE  1  -  ORGANIZATION  AND  BASIS  OF  PRESENTATION
------------------------------------------------------

     The consolidated reviewed interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

     These statements reflect all adjustments, consisting of normal recurring adjustments which, in the opinion of management, are necessary for fair presentation of the information contained therein.

     Pinnacle Business Management, Inc. is an integrated consumer finance and E-commerce technology developer. The company operates title loan and paycheck advance locations. Fast Title Loans, Inc.(FTL) is a wholly owned subsidiary of Pinnacle Business Management, Inc. Fast Title Loans, Inc. is a consumer loan company that operates title loan offices in central Florida. The title loan is an immediate short term cash loan, using the free and clear title of a person's car or truck as collateral. The loan allows the customer to retain possession and use of their motor vehicle. Fast Paycheck Advance, Inc. is a wholly owned subsidiary of Pinnacle Business Management, Inc. that provides short-term paycheck advances to consumers. The accompanying financial statements reflect the consolidated operations of the above.

     On May 9, 1997, Pinnacle Business Management, Inc. (The "Company") was incorporated as a wholly owned subsidiary of 300365 BC, Ltd., D/B/A Peaker Resource Company, a company which was incorporated in British Columbia, Canada on November 13, 1985. 300365 BC, Ltd. had been inactive for years due to the lack of working capital. On May 15, 1997, the stockholders of 300365 BC, Ltd. exchanged all of the company's outstanding stock of 300365 BC, Ltd. for the stock of Pinnacle Business Management, Inc. This exchange was made on a share for share basis. There were no tangible assets of 300365 BC, Ltd. The excess of par value of the common stock issued over the assets acquired upon the acquisition of the parent was $1,933. After the exchange of stock, the parent became the wholly owned subsidiary and it was liquidated and the $1,933 was written off as an extraordinary loss upon the dissolution of 300365 BC, Ltd.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
           NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS (CONTINUED)
                            MARCH  31,  2000  and  1999


NOTE  1  -  ORGANIZATION  AND  BASIS  OF  PRESENTATION  (CONTINUED)
-------------------------------------------------------------------

     On October 27, 1997, JTBH Corporation, a wholly owned subsidiary of the "Company", with no assets, merged with Fast Title Loans, Inc. (FTL) a Florida corporation. On that date Fast Title Loans, Inc. became the wholly owned subsidiary of Pinnacle Business Management, Inc. The shares of (FTL) were converted into common stock $.001 per share, of Pinnacle Business Management, Inc.

     The merger of (FTL) the private company into the public shell company Pinnacle Business Management, Inc. on October 27, 1997 gave rise to the private company having effective operating control of the combined company after the transaction. This was a reverse merger and the costs associated with were treated as a recapitilization. On February 9, 1998, the company incorporated Fast Paycheck Advance, Inc., a Florida corporation as a wholly owned subsidiary. Also, on December 29, 1997 the Company incorporated Summit Property, Inc., a Nevada corporation. This subsidiary has remained inactive, however.

     On March 3, 2000, the Company acquired 100% of the issued and outstanding common stock of MAS Acquisition XIX Corp., an inactive registrant, reporting company. Pinnacle became the parent corporation of MAS
     Acquisition XIX Corp. when it exchanged 1,500,000 shares of its common stock for 8,250,000 shares of MAS Acquisition XIX Corp. An investment of $135,000 was recorded.


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
----------------------------------------------------------

     Principles  of  Consolidation:
     ----------------------------

     The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use  of  Estimates:
     -------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                            MARCH  31,  2000  AND  1999


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
-----------------------------------------------------------------------
     Property  and  Equipment:
     -------------------------

     Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

                                               YEARS
                                               -----
     Improvements                              10-40
     Furniture  and  Equipment                  5-7

     Leasehold Improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

     Revenue  Recognition:
     ---------------------

     Substantially most of the revenues are derived from interest charged on consumer financing, title loans and advance paychecks.

     Income  Taxes:
     --------------

     The income tax benefit is computed on the pretax loss based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

     Nature  of  Business  and  Credit  Risk:
     ----------------------------------------

     The company operates in mainly one business segment and primarily earns interest income on consumer title loans and advanced paychecks. Financial instruments which potentially subject the company to concentrations of credit risk are primarily customer loans receivable.

     Fair  Value  of  Financial  Instruments:
     ----------------------------------------

     The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, customer loan receivables, accounts payable and accrued expenses and other liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             MARCH  31,  2000  AND  1999


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
---------------------------------------------------------------

     Earnings  (Loss)  Per  Share  of  Common  Stock:
     ------------------------------------------------

     Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents were not included in the computation of diluted earnings per share when the company reported a loss because to do so would have been antidilutive for periods presented.

The  following is a reconciliation of the computation for basic and diluted EPS:

                                                               March  31,
                                                           2000        1999
                                                      --------------------------
     Net  Loss                                        $  (580,564)     (269,337)
                                                      ============  ============

     Weighted-average  common  shares
     outstanding  (basic)                              86,952,686    32,970,767

     Weighted-average  common  stock  equivalents:
       Stock  options:                                        ---           ---
       Warrants:                                              ---           ---
                                                      ------------  ------------
     Weighted  -average  common  shares
       outstanding  (diluted)                          86,952,686    32,970,767
                                                      ============  ============

    Options and warrants outstanding to purchase stock were not included in the computation of diluted EPS because inclusion would have been antidilutive.

     Statements  of  Cash  Flows:
     ----------------------------

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

     Advertising  and  Promotional  Costs
     ------------------------------------

     Costs of advertising and promotional costs are expensed as incurred. Advertising costs were $7,386 and $8,070 in 2000 and 1999, respectively.

     Goodwill
     --------

     Goodwill is amortized over 40 years. Amortization charged to expense was $1,612 and $1,612 in 2000 and 1999 respectively.


     Loan  Costs
     -----------

     Loan costs are being amortized over 36 months. Amortization expense charged to operations in March 31, 2000 and 1999 was $24,583 and $0 respectively.

     Reclassification
     ----------------

     Certain items in March, 1999 were reclassified to conform to the March, 2000 presentation.


NOTE  3  -  CUSTOMER  LOANS  RECEIVABLE  -  NET
-----------------------------------------------

     Customer loans receivable, net consists of the following:

                                                               MARCH  31,
                                                              ------------
                                                            2000        1999
                                                         ----------  ----------
Customer  loans  receivable                              $ 705,384   $ 789,717
Less:  Allowance  for doubtful accounts                   (427,907)    (85,608)
                                                         ----------  ----------

     Customer  loans  receivable  -  Net                   277,477   $ 704,109
                                                         ==========  ==========



     Customer loans receivable include accrued interest amounts. However, the Company, due to an unfavorable legislative climate regarding the title loan industry, reserved in aggregate $427,907 in bad debt allowance to account for the write down of accrued interest and loans that are doubtful.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             MARCH  31,  2000  AND  1999


NOTE  4  -  LOANS  RECEIVABLE  -  OTHER
---------------------------------------

     Loan receivable dated December 29, 1997 to a company for $25,000 together with interest thereon at the rate of 18% per annum. The principal balance and accrued interest is due and payable on the earlier of a private placement being completed in whole or part including but not limited to any escrow disbursements of any funds to the maker, or March 27, 2000. There were no payments received in 2000 or 1999. The company has made an allowance for doubtful receivable for the entire loan. The company has not accrued any interest on this loan for 2000 or 1999.

     Demand loan receivable a company for $423,000. This loan is non-interest bearing. The company is performing outside consulting for a start up company. It is anticipated that this loan receivable will be converted into equity during the calendar year 2000.


NOTE  5  -  PROPERTY  AND  EQUIPMENT,  NET
------------------------------------------

        Property  and  equipment,  net  consists  of  the  following:

                                               MARCH  31,
                                            2000        1999
                                         ----------  -----------

Furniture  and  Equipment                $ 131,088   $  117,651
Improvements                                34,917       34,917
                                         ----------  -----------
                                           166,005      152,568

Less:  Accumulated  depreciation           (75,654)    ( 48,467)
                                         ----------  -----------

Property  and  Equipment,  Net           $  91,351   $  104,101
                                         ==========  ===========


NOTE  6  -  LINE  OF  CREDIT
----------------------------


     In March 1999, the company obtained a line of credit with a capital company to receive up to $1,500,000 of advances. The interest is payable at 17% per annum. Principal and interest on advances are due March 1, 2001, with the company having an option to extend the note an additional one year. At March 31, 2000 and 1999, the company had $1,068,000 and $150,000 outstanding on the line, respectively. The line of credit is collateralized by 7,500,000 shares of the common stock of the company.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             MARCH  31,  2000  and  1999


NOTE  7  -  LONG-TERM  DEBT
---------------------------

        Long-term  debt  consists  of  the  following:
                                                              MARCH  31,
                                                          2000         1999
                                                      ------------  ------------
Note  payable  lending  institution  with  monthly
interest  payable  at  14%  per  annum  expiring
February  28,  2000  (see  Note 11).                  $   538,276   $   538,276

Note  payable  investor  with  monthly  interest
payable  at  4.5%  per  month.  This  note
expires  May  14,  1999.                                  100,000       100,000

Note  payable  investor  with  monthly  interest
payable  at  rates  varying  between  16-36%  per
annum,  expiring  March  1,  2000.                        514,055       566,250

Renegotiated  note  payable  investors  with
monthly  interest  payable  at  rates  varying
between  1.5%-6%  per  month.  This  loan
expires  in  December,  2000.                             238,597       450,000

Note  payable  investor  with  monthly  interest
payable  at  4%,  expiring  May  17,  1999.                   -0-       150,000

Notes  payable  investor  with  interest  payable
at  18%  per  annum,  expiring  February  and
March,  1999.                                                 -0-       100,000

Note  payable  investor  with  interest  only
payable  at  12%  per  annum.  This  note  has  a
balloon  and  expires  December  31,  2002.               547,287           -0-
                                                      ------------  ------------
                                                      $ 1,938,215   $ 1,904,526

Less:  Current  Portion                                (1,390,928)   (1,204,526)
                                                      ------------  ------------

Net  Long-Term  Debt                                  $   547,287   $   700,000
                                                      ============  ============

            The non-current portion of long-term debt matures as follows:

               March  31,
              -----------

                 2000       $1,390,928
                 2001            -0-
                 2002          547,287
                            ----------


                            $1,938,215
                            ==========

     The company is negotiating with certain investors to convert long-term debt to common stock at various negotiated prices predicated on market value. Long-term debt is substantially collateralized with motor vehicle titles and the personal guarantees of the officers and the assets of the company.

                      PINNACLE  BUSINESS  MANAGEMENT,  INC.
                             AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                          MARCH  31,  2000  AND  1999


NOTE  8  -  STOCKHOLDERS' DEFICIT
---------------------------------

     The authorized preferred stock of the company in 2000 and 1999 consists of 50,000,000 and 50,000,000 shares, respectively, with par value of $.001 with rights and privileges set by the board of directors. As of March 31, 2000 and 1999 there were no shares outstanding.

     As of March  31,  2000 and  March  31,  1999  there  were  200,000,000  and
     100,000,000   shares  of  common  stock   authorized  and  157,262,589  and
     74,429,610  shares  of  common  stock  issued  and  outstanding.

     At March 31, 2000, the company had up to 35,322,578 shares (options) outstanding with a consulting company. Shares may be exercisable at $.25 per share or 30% of the closing bid price, whichever is less.

     Additionally there are 5 year warrants outstanding for investment banking services rendered to purchase 5,580,000 shares of common stock at $.125 per share. The warrants become due August 18, 2004.


NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES
-------------------------------------------

     (A)  Leases:
          -------

     The company operates its facilities under certain operating leases. Future minimum lease commitments under non-cancelable operating leases are as follows:

                              2000         $60,372
                              2001          25,101
                                           -------
                                           $85,473
                                           =======

     Rent and related expenses under operating leases amounted to $38,482 and $44,314 for the years ended March 31, 2000 and 1999 respectively. The company is operating various locations on a month to month basis.

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                   AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                               MARCH  31,  2000  AND  1999

NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES  (CONTINUED)
--------------------------------------------------------

     (B)  Litigation:
          -----------

     The company is a defendant involving a claim made in bankruptcy by First American Reliance, Inc. (FAR) against the company for $800,000, including 9% interest, for amounts loaned and advanced by FAR to the company which were not repaid. The company has asserted a defense and set off alleging that moneys due to Pinnacle from stock subscriptions in 1998 delivered to FAR were not turned over to the company. It is further alleged that the claims of the company exceed the sum that FAR claims it is owed by the company. The company has not accrued any interest on this note for 1999 and 1998 because of the offsets of moneys due the company alleged in the litigation. The lawyers have stated that documentation to fully evaluate the claims is not presently available. However, the company is contesting the case vigorously. The company has accrued a liability for $538,276 in 2000 and 1999, respectively.

     Secondly, Tyler Jay & Company, L.L.C. commenced an action against the company asserting a claim for fees and commissions arising from loans made by FAR described in the previous paragraph. This also includes sums lost by Tyler Jay allegedly because Tyler Jay was not permitted to complete the private placement noted above. The sums demanded exceed $500,000 in the aggregate. Management is vigorously contesting the claim. The company has asserted claims and defenses that are still in the process of being evaluated by the attorneys. It is not possible to determine whether there will be a loss; or, if there is a loss, the extent of the loss.


NOTE  10  -  RELATED  PARTY  TRANSACTIONS
-----------------------------------------

     February 28, 2000, the Company, Jeff Turino, and Bruce Hall entered into an Agreement and Release concerning claims arising from operation of those Officers' employment agreements with the Company between 1997 and 2000. Turino and Hall released the Company from certain performance obligations, including the waiver of back compensation and bonus amounts. In exchange, each received 27,500,000 shares of restricted common stock of the Company. Turino and Hall agreed to perform the remainder of the employment agreement in accordance with its terms. The Company released any claims arising from the Officers' performance of the agreements prior to January 1, 2000.

     The Officers as of March 31, 2000, had a note payable due them from the Company of $300,360. As of March 31, 1999 the officers owed $35,426 to the Company; this was subsequently repaid.

                        PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             MARCH  31,  2000  AND  1999

NOTE  11  -  GOING  CONCERN
---------------------------

     As shown in the accompanying financial statements, the company incurred net losses for the three months ended March 31, 2000 and 1999. Additionally, the company has a $100,000 note payable with an investor that expired May 14, 1999.

     The investor has not called this loan and it is shown as a current liability. Moreover, the company has debt that will be coming due between March 1, 2000 and December 31, 2000 without adequate capital available to repay the debt. The company is negotiating with the investors to either extend these obligations or convert the debt to equity. However, if these loans are called, the company's financial condition will be further negatively impacted. Finally, the company is defending various lawsuit claims that, if the outcome is unfavorable, would negatively impact the company. These factors raise substantial doubt about the company's ability to continue as a going concern.

     Additionally, due to an unfavorable legislative climate, the company plans to close down its title loan business and concentrate on its payday advance business. There is no guarantee whether the company will be able to generate enough revenue and/or raise capital to support those operations.

     Management is working with the certain investors to rework the debt that is coming due. Additionally, management is vigorously contesting the lawsuits that have been filed against the company. The company feels that they have certain offsets against the claims in litigation and does not expect to pay more than what is reflected on the balance sheet at this time (see note 9). However, there can be no assurance that the company will be successful in its efforts to not have the payment of debt accelerated. If the company is unsuccessful in its efforts, it may be necessary to undertake such other actions as may be necessary to preserve asset value. The financial statements do not include any adjustments, other than the current classification of long-term debt in default, that might result from the outcome of those uncertainties.

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                              MARCH  31,  2000  AND  1999


NOTE  12  -  INCOME  TAX  BENEFIT
---------------------------------

      There  was  no  income  tax  benefit recognized at March 31, 2000 or 1999.

      The net deferred tax assets in the accompanying balance sheets include the following components:

                                       2000          1999
                                     --------      ---------
      Deferred  tax  assets          $505,560      $505,560
      Deferred  tax
        valuation  allowance         (505,560)     (505,560)
                                    ---------      ---------

             Net  deferred
             tax  assets             $   -0-       $    -0-
                                    =========     ==========


NOTE  13  -  SUBSEQUENT  EVENTS
-------------------------------


     Due to certain local legislative climate, the company is making efforts in 2000 to discontinue operating in the title loan business. With the implementation of payday advance debit card programs and a three year contract with Mailboxes, Etc., the company is anticipating on expanding its payday advances on a national level.


NOTE  14  -  PROFESSIONAL  FEES
-------------------------------

     The company has restated their professional fees at March 31, 2000 to include $137,250 for legal and consulting services paid in Pinnacle stock to MRC Legal Services Corporation, in connection with the acquisition of MAS Acquisition XIX Corp. Both Pinnacle and MRC Legal Services Corporation agreed that the value of the 1,525,000 shares of stock issued to MRC Legal Services Corporation would be a discounted market value of 9 cents per share at that time.


NOTE  15  -  PRIOR  PERIOD  ADJUSTMENT  AND  RESTATEMENT
--------------------------------------------------------

     The company restated the January 1, 2000 and 1999 stockholder's deficit to account for certain equity, capital and expense items adjusted for in prior years. These adjustments were substantially made to revalue certain transactions recorded at book value which approximates zero. Additionally, amortization of loan costs was charged in March 31, 2000 of $24,583.

                      PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND SUBSIDIARIES

                              FINANCIAL STATEMENTS
                            FOR THE QUARTERLY PERIOD
                                  JUNE 30, 2000


                          INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED  FINANCIAL  STATEMENTS

     FINANCIAL  INFORMATION

     BALANCE  SHEETS  AS  OF  JUNE  30,  2000  AND  1999
     (UNAUDITED)

     STATEMENT  OF  OPERATIONS  FOR  THE  SIX  MONTHS
     ENDED  JUNE  30,  2000  AND  1999  (UNAUDITED)  AND
     THREE  MONTHS  ENDED  JUNE  30,  2000  AND  1999  (UNAUDITED)

     STATEMENTS  OF  CASH  FLOW  FOR  THE  SIX  MONTHS
     ENDED  JUNE  30,  2000  AND  1999  (UNAUDITED)

     NOTES  TO  UNAUDITED  CONSOLIDATED  FINANCIAL  STATEMENTS

               PINNACLE BUSINESS MANAGEMENT, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)



                                  ASSETS
                                  ------
                                                     JUNE  30,
                                             -------------------------
                                                2000         1999
                                             -----------  ------------
CURRENT  ASSETS
---------------
   Cash  and  cash  equivalents              $   54,450   $     3,060
   Customer  loans  receivable,  net            243,339       557,224
   Loans  Receivable  -  Other                  423,000        85,000
   Prepaid  Expenses                             37,500        30,881
                                             -----------  ------------
          Total  Current  Assets                758,289       676,165
                                             -----------  ------------
PROPERTY  AND  EQUIPMENT                        169,731       153,572
   Less  accumulated  depreciation              (83,650)      (55,467)
                                             -----------  ------------
          Total net property and equipment       86,081        98,105


OTHER  ASSETS
-------------

   Investment                                    135,000            -
   Unamortized  goodwill                         235,498      241,722
   Security  deposits                              8,958        7,424
   Officer  loan  receivable                         -         49,564
   Loan  costs,  less  amortization              172,088      270,417
           Total  Other  Assets              -----------  ------------
                                                 551,544      569,127
                                             -----------  ------------

TOTAL  ASSETS                                 $1,395,914   $1,343,397
-------------                                 ===========  ===========

          See  Accompanying  Notes  to  Consolidated  Financial  Statements

        PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                    CONSOLIDATED  BALANCE  SHEETS
                            (UNAUDITED)

              LIABILITIES  AND  STOCKHOLDERS'  DEFICIT
              ----------------------------------------

                                                         JUNE 30,
                                                --------------------------
                                                    2000         1999
                                                ------------  ------------
CURRENT  LIABILITIES
--------------------
   Accounts  payable  and accrued expenses      $   446,341   $   122,218
   Current  portion  of  long-term  debt          1,545,928     1,162,401
                                                ------------  ------------
      Total  current  liabilities                 1,992,269     1,284,619
                                                ------------  ------------
LONG-TERM  LINE  OF  CREDIT                       1,068,000       518,000
NOTES  PAYABLE  -  OFFICERS'                        280,623             -
LONG-TERM  DEBT,  LESS  CURRENT  PORTION          1,013,636       450,000
                                                ------------  ------------
      Total  long-term  liabilities               2,362,259       968,000
                                                ------------  ------------
TOTAL  LIABILITIES                                4,354,528     2,252,619
                                                ------------  ------------

COMMITMENTS  AND  CONTINGENCIES
-------------------------------
STOCKHOLDERS'  DEFICIT
----------------------
 Preferred  stock,  par  value  of  $.001;
   authorized 50,000,000 and 50,000,000 in
   June  30,  2000  and  1999; issued and
   outstanding  none                            $        -    $         -
 Common  stock,  par  value  of  $.001;
   authorized  300,000,000 and 100,000,000
   shares  of  common  stock;  152,209,622
   and  84,449,000  shares of common stock
   issued  and  outstanding                     $   152,210        84,449
 Additional  paid-in  capital                     2,233,630     1,628,049
   Deficit                                       (5,344,454)   (2,621,720)
                                                ------------  ------------
      Total  stockholders'  deficit              (2,958,614)     (909,222)
                                                ------------  ------------
TOTAL  LIABILITIES  AND  STOCKHOLDERS'
DEFICIT                                         $ 1,395,914   $ 1,343,397
                                                ============  ============

           See  Accompanying  Notes  to  Consolidated  Financial  Statements

                     PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                            CONSOLIDATED  STATEMENTS  OF  OPERATIONS
                                          (UNAUDITED)


                                           SIX MONTHS ENDED              THREE MONTHS ENDED
                                                JUNE 30,                      JUNE 30,
                                     ----------------------------    ---------------------------
                                           2000         1999              2000         1999
                                      -------------  ------------    -------------  ------------
OPERATING  REVENUE
------------------
Revenue                               $     69,683   $   150,706     $      7,002   $    39,775
                                      -------------  ------------    -------------  ------------
OPERATING  EXPENSES
-------------------
   Salaries, employee leasing
     and related                           354,160       373,968          199,166       274,174
   Advertising                              17,621        18,808           10,235        10,738
   Commissions                              28,692       127,550           15,692       110,644
   Office  and  general                     30,531        26,743           19,755        13,310
   Professional  fees                      284,015        76,471           73,406        58,622
   Repairs  and  maintenance                 2,629         3,680            1,386           768
   Rent                                     72,258        69,371           33,776        25,055
   Repossession  costs                      13,567        14,240            4,933         3,896
   Telephone  and  utilities                55,617        52,334           27,921        19,291
   Travel                                   44,996        35,127           12,596         8,504
   Other  operating                         86,564        84,033           51,172        61,092
                                      -------------  ------------    -------------  ------------
  Total  operating  expenses               990,750       882,325          450,038       586,094
                                      -------------  ------------    -------------  ------------
OPERATING  (LOSS)                         (921,067)     (731,619)        (443,036)     (546,319)
--------------------------------      -------------  ------------    -------------  ------------
OTHER  EXPENSES
--------------------------------
   Interest  expense                      (174,948)     (172,290)        (103,998)      (95,258)
   Depreciation  and
      Amorizitation expense                (66,326)      (41,805)        ( 34,743)      (34,800)
   Bad  debt                               (11,685)     (152,500)        ( 11,685)     (152,500)
                                      -------------  ------------    -------------  ------------
  Total  other  expenses                 ( 252,959)     (366,595)        (150,426)     (282,558)
---------------------------------     -------------  ------------    -------------  ------------
NET  LOSS
Before Federal Income Tax Benefit       (1,174,026)   (1,098,214)        (593,462)     (828,877)
---------------------------------     -------------  ------------    -------------  ------------
PROVISION FOR INCOME TAX BENEFIT                 -            -                 -             -
                                      -------------  ------------    -------------  ------------
NET LOSS APPLICABLE TO COMMON SHARES  $ (1,174,026)  $(1,098,214)        (593,462)     (828,877)
                                      =============  ============    =============  ============
NET LOSS PER BASIC AND DILUTED SHARES $      (.010)  $     (.019)    $      (.006)  $     (.018)
                                      =============  ============    =============  ============
WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                     117,056,154    58,709,884      102,004,420    45,840,320
---------------------------------     =============  ============    =============  ============


               See  Accompanying  Notes  to  Consolidated  Financial  Statements

             PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                      CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
               FOR  THE  SIX  MONTHS  ENDED  JUNE  30,  2000  AND  1999
                                   (UNAUDITED)

                                                                JUNE  30,
                                                      -------------------------
                                                          2000         1999
                                                      ------------  -----------

CASH  FLOWS  FROM  OPERATING  ACTIVITIES
----------------------------------------------------
   Net  Loss                                          $(1,174,026) $(1,098,214)
                                                      ------------  -----------
   Adjustments to reconcile net loss to net cash
   used  in  operating  activities:
----------------------------------------------------

        Depreciation  and  Amortization                    66,326       41,805
        Provision  for  doubtful accounts                  11,685      152,500
        Stock issued for consulting services              137,250          -0-
        Stock issued for principals consideration             -0-      150,970

    Changes in assets and liabilities:
        (Increse)Decrease in customer loans
             receivable - net                              19,950       34,153
        (Increase) in loans other                         ( 1,000)     (85,000)
        (Increase)in  deposits and other prepaids          10,937      (26,309)
        Increase  in  accounts payable and
             accrued expenses                             127,577       42,435
                                                      ------------  -----------

  Total  adjustments                                      372,725      310,554
---------------------------------------------------   ------------  -----------

  Net cash provided by (used in) operating activities    (801,301)    (787,660)
---------------------------------------------------   ------------  -----------

CASH  FLOWS  FROM  INVESTING  ACTIVITIES
---------------------------------------------------
   Capital  expenditures                                  (12,900)      (8,733)
                                                      ------------  -----------

  Net  cash (used in) investing activities                (12,900)      (8,733)
---------------------------------------------------   ------------  -----------

CASH  FLOWS  FROM  FINANCING  ACTIVITIES
---------------------------------------------------
   Proceeds from issuance of long-term debt and
          line of credit                                  856,188      518,000
   Proceeds from issuance of common stock and
          paid in capital                                     -0-      669,808
   Principle payments on long-term debt                   (10,825)    (331,875)
   Increase (decrease)in officer's loans - net             13,562      (59,464)
                                                      ------------  -----------
  Net cash provided by financing activities               858,925      796,469
---------------------------------------------------   ------------  -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                  44,724           76
---------------------------------------------------   ------------  -----------
CASH AND CASH EQUIVALENTS-BEGINNING OF PERIOD               9,726        2,984
---------------------------------------------------   ------------  -----------
CASH AND CASH EQUIVALENTS-END OF PERIOD                    54,450        3,060
---------------------------------------------------   ============  ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW

CASH PAID DURING THE YEAR FOR:
     Interest  Expense                                $    46,828   $   96,058
                                                      ============  ===========
SUPPLEMENTAL SCHEDULE OF NONCASH
FINANCING ACTIVITIES
   Issuance of common stock - loan costs              $         -      295,000
                                                      ============  ===========
   Issuance of common stock - professional fees
     consulting services                              $   137,250
                                                      ============  ===========
   Issuance of common stock - investment              $   135,000
                                                      ============  ===========
   Issuance of common stock - principals
     Consideration                                    $         -   $  150,970
                                                      ============  ===========


               See  Accompanying  Notes  to  Consolidated  Financial  Statements

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                            JUNE  30,  2000  and  1999

NOTE  1  -  ORGANIZATION  AND  BASIS  OF  PRESENTATION
------------------------------------------------------

     The consolidated interim financial statements included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

     These statements reflect all adjustments, consisting of normal recurring adjustments which, in the opinion of management, are necessary for fair presentation of the information contained therein.

     Pinnacle Business Management, Inc. is an integrated consumer finance and E-commerce technology developer. The company operates title loan and paycheck advance locations. Fast Title Loans, Inc.(FTL) is a wholly owned subsidiary of Pinnacle Business Management, Inc. Fast Title Loans, Inc. is a consumer loan company that operates title loan offices in central Florida. The title loan is an immediate short term cash loan, using the free and clear title of a person's car or truck as collateral. The loan allows the customer to retain possession and use of their motor vehicle. Fast Paycheck Advance, Inc. is a wholly owned subsidiary of Pinnacle Business Management, Inc. that provides short-term paycheck advances to consumers. The accompanying financial statements reflect the consolidated operations of the above.

     On May 9, 1997, Pinnacle Business Management, Inc. (The "Company") was incorporated as a wholly owned subsidiary of 300365 BC, Ltd., D/B/A Peaker Resource Company, a company which was incorporated in British Columbia, Canada on November 13, 1985. 300365 BC, Ltd. had been inactive for years due to the lack of working capital. On May 15, 1997, the stockholders of 300365 BC, Ltd. exchanged all of the company's outstanding stock of 300365 BC, Ltd. for the stock of Pinnacle Business Management, Inc. This exchange was made on a share for share basis. There were no tangible assets of 300365 BC, Ltd. The excess of par value of the common stock issued over the assets acquired upon the acquisition of the parent was $1,933. After the exchange of stock, the parent became the wholly owned subsidiary and it was liquidated and the $1,933 was written off as an extraordinary loss upon the dissolution of 300365 BC, Ltd.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)
                            JUNE  30,  2000  and  1999
                                   (UNAUDITED)

NOTE  1  -  ORGANIZATION  AND  BASIS  OF  PRESENTATION  (CONTINUED)
-------------------------------------------------------------------

     On October 27, 1997, JTBH Corporation, a wholly owned subsidiary of the "Company", with no assets, merged with Fast Title Loans, Inc. (FTL) a Florida corporation. On that date Fast Title Loans, Inc. became the wholly owned subsidiary of Pinnacle Business Management, Inc. The shares of (FTL) were converted into common stock $.001 per share, of Pinnacle Business Management, Inc.

     The  merger of (FTL) the  private  company  into the public  shell  company
                                                          -------------
     Pinnacle Business Management, Inc. on October 27, 1997 gave rise to the private company having effective operating control of the combined company after the transaction. This was a reverse merger and the costs associated with were treated as a recapitilization. On February 9, 1998, the company incorporated Fast Paycheck Advance, Inc., a Florida corporation as a wholly owned subsidiary. Also, on December 29, 1997, the Company
     incorporated  Summit   Property,  Inc.,  a  Nevada  corporation.  This
     subsidiary has remained inactive,  however.

     On March 3, 2000, the Company acquired 100% of the issued and outstanding common stock of MAS Acquisition XIX Corp., an inactive registrant, reporting company. Pinnacle became the parent corporation of MAS
     Acquisition XIX Corp. when it exchanged 1,500,000 shares of its common stock for 8,250,000 shares of MAS Acquisition XIX Corp. An investment of $135,000 was recorded.


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
----------------------------------------------------------

     Principles  of  Consolidation:
     -----------------------------

     The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use  of  Estimates:
     -------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                            JUNE  30,  2000  AND  1999
                                   (UNAUDITED)

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
-----------------------------------------------------------------------
     Property  and  Equipment:
     -------------------------

     Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

                                               YEARS
                                               -----
     Improvements                              10-40
     Furniture  and  Equipment                  5-7

     Leasehold Improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

     Revenue  Recognition:
     ---------------------

     Substantially most of the revenues are derived from interest charged on consumer financing, title loans and advance paychecks.

     Income  Taxes:
     --------------

     The income tax benefit is computed on the pretax loss based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

     Nature  of  Business  and  Credit  Risk:
     ----------------------------------------

     The company operates in mainly one business segment and primarily earns interest income on consumer title loans and advanced paychecks. Financial instruments which potentially subject the company to concentrations of credit risk are primarily customer loans receivable.

     Fair  Value  of  Financial  Instruments:
     ----------------------------------------

     The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, customer loan receivables, accounts payable and accrued expenses and other liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             JUNE  30,  2000  AND  1999


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
-----------------------------------------------------------------------

     Earnings  (Loss)  Per  Share  of  Common  Stock:
     ------------------------------------------------

     Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents were not included in the computation of diluted earnings per share when the company reported a loss because to do so would have been antidilutive for periods presented.


The following is a reconciliation of the computation for basic and diluted EPS:


                                                              June  30,
                                                           2000        1999
                                                       -------------------------
     Net  Loss                                         $(1,174,026)  (1,098,214)
                                                        ===========  ===========

     Weighted-average  common  shares
     outstanding  (basic)                              117,056,154   58,709,884

     Weighted-average  common  stock  equivalents:
       Stock  options:                                        ---           ---
       Warrants:                                              ---           ---
                                                       -----------    ---------
     Weighted  -average  common  shares
       outstanding  (diluted)                          117,056,154   58,709,884
                                                       ===========   ===========

    Options and warrants outstanding to purchase stock were not included in the computation of diluted EPS because inclusion would have been antidilutive.

     Statements  of  Cash  Flows:
     ----------------------------

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

     Advertising  and  Promotional  Costs
     ------------------------------------

     Costs of advertising and promotional costs are expensed as incurred. Advertising costs were $17,621 and $18,808 in 2000 and 1999, respectively.

     Goodwill
     --------

     Goodwill is amortized over 40 years. Amortization charged to expense was $3,224 and $3,224 in 2000 and 1999 respectively.

     Loan  Costs
     -----------

     Loan costs are being amortized over 36 months. Amortization expense charged to operations in June 30, 2000 and 1999 was $49,166 and $24,583 respectively.

     Reclassification
     ----------------

     Certain items in June, 1999 were reclassified to conform to the June, 2000 presentation.


NOTE  3  -  CUSTOMER  LOANS  RECEIVABLE  -  NET
-----------------------------------------------

     Customer  loans  receivable,  net  consists  of  the  following:

                                                                JUNE  30,
                                                              ------------
                                                            2000        1999
                                                         ----------  ----------
Customer  loans  receivable                              $ 253,669   $ 768,055
Less:  Allowance  for doubtful accounts                    (10,330)   (210,831)
                                                         ----------  ----------

     Customer  loans  receivable  -  Net                   243,339   $ 557,224
                                                         ==========  ==========

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             JUNE  30,  2000  AND  1999
                                  (UNAUDITED)


NOTE  3  -  CUSTOMER  LOANS  RECEIVABLE  -  NET  (CONTINUED)
------------------------------------------------------------

     Customer loans receivable include accrued interest amounts. However, the Company, due to an unfavorable legislative climate regarding the title loan industry, reserved in aggregate $10,330 and $210,831 in bad debt allowance to account for the write down of accrued interest and loans that are doubtful in 2000 and 1999 respectively. The inactive loan portfolio has been outsourced to two collection agencies to expedite the collection process.


NOTE  4  -  LOANS  RECEIVABLE  -  OTHER
---------------------------------------

     Loan receivable dated December 29, 1997 to a company for $25,000 together with interest thereon at the rate of 18% per annum. The principal balance and accrued interest is due and payable on the earlier of a private placement being completed in whole or part including but not limited to any escrow disbursements of any funds to the maker, or March 27, 2000. There were no payments received in 2000 or 1999. The company has made an allowance for doubtful receivable for the entire loan. The company has not accrued any interest on this loan for 2000 or 1999.

     Demand loan receivable a company for $423,000 and $85,000 in 2000 and 1999. This loan is non-interest bearing. The company is performing outside consulting for a start up company. It is anticipated that this loan receivable will be converted into stock during the calendar year 2000. The anticipated stock terms are one share of stock for each dollar loaned to the start up company.


NOTE  5  -  PROPERTY  AND  EQUIPMENT,  NET
------------------------------------------

        Property  and  equipment,  net  consists  of  the  following:

                                                JUNE  30,
                                            2000        1999
                                         ----------  -----------

Furniture  and  Equipment                $ 134,814   $  118,655
Improvements                                34,917       34,917
                                         ----------  -----------
                                           169,731      153,572

Less:  Accumulated  depreciation           (83,650)    ( 55,467)
                                         ----------  -----------

Property  and  Equipment,  Net           $  86,081   $   98,105
                                         ==========  ===========


NOTE  6  -  LINE  OF  CREDIT
----------------------------


     In March 1999, the company obtained a line of credit with a capital company to receive up to $1,500,000 of advances. The interest is payable at 17% per annum. Principal and interest on advances are due March 1, 2001, with the company having an option to extend the note an additional one year. At June 30, 2000 and 1999, the company had $1,068,000 and $518,000 outstanding on the line, respectively. The line of credit is collateralized by 7,500,000 shares of the common stock of the company.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             MARCH  31,  2000  and  1999


NOTE  7  -  LONG-TERM  DEBT
---------------------------

        Long-term  debt  consists  of  the  following:

                                                                  JUNE  30,
                                                         --------------------------
                                                             2000         1999
                                                         -------------  ------------

Note  payable  lending  institution  with  monthly
interest  payable  at  14%  per  annum  expiring
February  28,  2000  (see  Note 9).                      $    538,276   $   538,276

Note  payable  investor  with  monthly  interest
payable  at  4.5%  per  month.  This  note
expires  May  14,  1999.                                      100,000       100,000

Note  payable  investor  with  monthly  interest
payable  at  rates  varying  between  16-36%  per
annum,  expiring  March  1,  2000.                            514,055       524,125

Renegotiated  note  payable  investors  with
monthly  interest  payable  at  rates  varying
between  1.5%-6%  per  month.  This  loan
expires  in  December,  2000.                                 393,597       450,000

Note  payable  investor  with  interest  only
payable  at  12%  per  annum.  This  note  has  a
balloon  and  expires  December  31,  2002.                 1,013,636           -0-
                                                         -------------  ------------
                                                         $  2,559,564   $ 1,612,401

Less:  Current  Portion                                    (1,545,928)   (1,162,401)
                                                         -------------  ------------
Net  Long-Term  Debt                                     $ 1 ,013,636   $   450,000
                                                         =============  ============


            The non-current portion of long-term debt matures as follows:

               JUNE  30,
              -----------

                 2000       $1,545,928
                 2001            -0-
                 2002        1,013,636
                            ----------

                            $2,559,564
                            ==========

     The company is negotiating with certain investors to convert long-term debt
     to   common  stock  at  various  negotiated  prices  predicated  on  market value.

                      PINNACLE  BUSINESS  MANAGEMENT,  INC.
                             AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                          JUNE  30,  2000  AND  1999
                                (UNAUDITED)


NOTE  8  -  STOCKHOLDERS'  DEFICIT
----------------------------------

     The authorized preferred stock of the company in 2000 and 1999 consists of 50,000,000 and 50,000,000 shares, respectively, with par value of $.001 with rights and privileges set by the board of directors. As of June 30, 2000 and 1999 there were no shares outstanding.

     As  of  June  30,  2000  and  June 30,  1999  there  were  300,000,000  and
     100,000,000   shares  of  common  stock   authorized  and  152,209,622  and
     84,449,000  shares  of  common  stock  issued  and  outstanding.

     Additionally, there are 5 year warrants outstanding for investment banking services rendered to purchase 5,580,000 shares of common stock at $.125 per share. The warrants become due August 18, 2004.


NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES
-------------------------------------------

     (A)  Leases:
          -------

     The company operates its facilities under certain operating leases. Future minimum lease commitments under non-cancelable operating leases are as follows:
                           JUNE  30,
                           ---------
                              2000         $60,372
                              2001          25,101
                                           -------
                                           $85,473
                                           =======

     Rent and related expenses under operating leases amounted to $72,258 and $69,371 for the years ended June 30, 2000 and 1999 respectively. The company is operating various locations on a month to month basis.

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JUNE 30, 2000 AND 1999


NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES  (CONTINUED)
--------------------------------------------------------

     (B)  Litigation:
          -----------

     The company is a defendant involving a claim made in bankruptcy by First American Reliance, Inc. (FAR) against the company for $800,000, including 9% interest, for amounts loaned and advanced by FAR to the company which were not repaid. The company has asserted a defense and set off alleging that moneys due to Pinnacle from stock subscriptions in 1998 delivered to FAR were not turned over to the company. It is further alleged that the claims of the company exceed the sum that FAR claims it is owed by the company. The company has not accrued any interest on this note for 1999 and 1998 because of the offsets of moneys due the company alleged in the litigation. The lawyers have stated that documentation to fully evaluate the claims is not presently available. However, the company is contesting the case vigorously. The company has accrued a liability for $538,276 in 2000 and 1999, respectively.

     Secondly, Tyler Jay & Company, L.L.C. commenced an action against the company asserting a claim for fees and commissions arising from loans made by FAR described in the previous paragraph. This also includes sums lost by Tyler Jay allegedly because Tyler Jay was not permitted to complete the private placement noted above. The sums demanded exceed $500,000 in the aggregate. Management is vigorously contesting the claim. The company has asserted claims and defenses that are still in the process of being evaluated by the attorneys. It is not possible to determine whether there will be a loss; or, if there is a loss, the extent of the loss.


NOTE  10  -  RELATED  PARTY  TRANSACTIONS
-----------------------------------------

     The officers as of June 30, 2000, had a note payable due them from the Company of $280,623. As of June 30, 1999 the officers owed $49,565 to the Company; this was subsequently repaid.

                        PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             JUNE  30,  2000  AND  1999
                                    (UNAUDITED)

NOTE  11  -  GOING  CONCERN
---------------------------

     As shown in the accompanying financial statements, the company incurred net losses for the six months ended June 30, 2000 and 1999. Additionally, the company has a $100,000 note payable with an investor that expired May 14, 1999.

     The investor has not called this loan and it is shown as a current liability. Moreover, the company has debt that will be coming due between March 1, 2000 and December 31, 2000 without adequate capital available to repay the debt. The company is negotiating with the investors to either extend these obligations or convert the debt to equity. However, if these loans are called, the company's financial condition will be further negatively impacted. Finally, the company is defending various lawsuit claims that, if the outcome is unfavorable, would negatively impact the company. These factors raise substantial doubt about the company's ability to continue as a going concern.

     Additionally, due to an unfavorable legislative climate, the company plans to close down its title loan business and concentrate on its payday advance business. There is no guarantee whether the company will be able to generate enough revenue and/or raise capital to support those operations.

     Management is working with the certain investors to rework the debt that is coming due. Additionally, management is vigorously contesting the lawsuits that have been filed against the company. The company feels that they have certain offsets against the claims in litigation and does not expect to pay more than what is reflected on the balance sheet at this time (see note 9). However, there can be no assurance that the company will be successful in its efforts to not have the payment of debt accelerated. If the company is unsuccessful in its efforts, it may be necessary to undertake such other actions as may be necessary to preserve asset value. The financial statements do not include any adjustments, other than the current classification of long-term debt in default, that might result from the outcome of those uncertainties.

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                              JUNE  30,  2000  AND  1999
                                     (UNAUDITED)


NOTE  12  -  INCOME  TAX  BENEFIT
---------------------------------
      There  was  no  income  tax  benefit  recognized at June 30, 2000 or 1999.

      The net deferred tax assets in the accompanying balance sheets include the following components:

                                       2000          1999
                                     --------      ---------
      Deferred  tax  assets          $505,560       $505,560
      Deferred  tax
        valuation  allowance        ($505,560)     ($505,560)
                                    ---------      ----------

             Net  deferred
             tax  assets                -0-              -0-
                                    =========      =========


     The company conservatively will not accrue any further income tax Benefit pending the monitoring of the profitability of its future operations.


NOTE  13  -  SUBSEQUENT  EVENT
------------------------------

     In August 2000, the company cancelled 35,322,578 options shares outstanding with a consulting company. Hence, the outstanding shares of common stock have been reduced at June 30, 2000 to 152,209,622.

NOTE  14  -  RESTATEMENT  OF  EQUITY,  CAPITAL  AND  EXPENSES
-------------------------------------------------------------

     The company's management has restated certain equity, capital and expense transactions in December 31, 1999 and 1998. The aggregate of management's adjustments increased stockholders' deficit by $284,306 and $505,560 in 1999 and 1998 respectively.

     Additionally, the company, for the period ended June 30, 2000 and 1999, recorded additional amortization of loan costs of $49,166 and $24,583 respectively.

     Finally, $150,970 was recognized as an expense in June 1999 to record value given to the principals in the form of common stock.

            PINNACLE BUSINESS MANAGEMENT, INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS
                             (UNAUDITED)

                            FINANCIAL  STATEMENTS
                        SEPTEMBER 30,  2000  AND  1999


                    INDEX  TO  FINANCIAL  STATEMENTS


CONSOLIDATED  FINANCIAL  STATEMENTS


  BALANCE SHEETS AS OF SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)         1-2

  STATEMENTS OF OPERATIONS FOR THE NINE MONTHS ENDED
  SEPTEMBER 30, 2000 AND 1999 (UNAUDITED) AND THE THREE
  MONTHS ENDED SEPTEMBER 30,2000 AND 1999 (UNAUDITED)                    3

  STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED
  SEPTEMBER 30,  2000  AND  1999 (UNAUDITED)                             4

  NOTES  TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS               5-13

                         ASSETS
                         ------
                                                  SEPTEMBER  30,
                                            ------------------------
                                                2000         1999
                                             ---------    ---------
CURRENT  ASSETS
----------------
   Cash and cash equivalents               $   23,310   $   25,358
   Customer loans receivable, net             241,678      478,831
   Loans Receivable - Other                   423,000      322,000
   Prepaid Expenses                            33,750       33,750
                                             ---------  -----------
          Total Current Assets                721,738      859,939
          ---------------------------------  ---------  -----------
PROPERTY AND EQUIPMENT                        273,562      169,281
   Less accumulated depreciation              (90,654)     (64,260)
          ---------------------------------  ---------  -----------
          Total net property and equipment    182,908      105,021

OTHER ASSETS
--------------
   Investment                                 135,000            -
   Unamortized goodwill                           -0-      240,110
   Security deposits                            7,938        7,260
   Loan costs- net of amortization            147,505      258,127
           Total Other Assets              -----------  -----------
                                              290,443      505,497
                                           -----------  -----------

TOTAL ASSETS                               $1,195,089   $1,470,457
----------------------------------         ===========  ===========


See Accompanying Notes to Consolidated Financial Statements

        PINNACLE BUSINESS MANAGEMENT, INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS
                            (UNAUDITED)


              LIABILITIES AND STOCKHOLDERS' DEFICIT
              -------------------------------------
                                                      SEPTEMBER 30,
                                                ------------------------
                                                    2000         1999
                                                -----------  -----------
CURRENT LIABILITIES
----------------------------------------
   Accounts payable and accrued expenses       $  274,985   $   143,275
   Current portion of long-term debt              638,276     1,163,156
                                               -----------  ------------
       Total current liabilities                  913,261     1,306,431
----------------------------------------       -----------  ------------
LONG-TERM LINE OF CREDIT                                -       768,000
NOTES PAYABLE - OFFICERS'                         383,623       261,989
LONG-TERM DEBT, LESS CURRENT PORTION            2,598,141       488,650
                                               -----------  ------------
       Total long-term liabilities              2,981,764     1,518,639
----------------------------------------       -----------  ------------
TOTAL LIABILITIES                               3,895,025     2,825,070
----------------------------------------       -----------  ------------
COMMITMENTS AND CONTINGENCIES
----------------------------------------
STOCKHOLDERS' DEFICIT
----------------------------------------
Preferred stock, par value of $.001; authorized
   50,000,000 and 50,000,000 shares, respectively
   in September 30, 2000 and 1999;
   issued and outstanding none                 $       -     $        -

Common stock; par value of $.001; authorized
   300,000,000 and 100,000,000 shares
   of common stock authorized and
   184,400,000 and 87,476,986 shares
   of common stock issued and outstanding      $  184,400   $    87,476


   Additional  paid-in  capital                 3,201,089     1,812,574
   Deficit                                     (6,085,425)   (3,254,663)
                                              ------------  ------------
       Total stockholders' deficit             (2,699,936)   (1,354,613)
----------------------------------------      ------------   -----------
TOTAL LIABILITIES AND STOCKHOLDERS'
DEFICIT                                      $  1,195,089   $ 1,470,457
----------------------------------------     =============  ============


           See Accompanying Notes to Consolidated Financial Statements

           PINNACLE BUSINESS MANAGEMENT, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF OPERATIONS
                             (UNAUDITED)

                                    NINE MONTHS ENDED           THREE MONTHS ENDED
                                      SEPTEMBER 30,                SEPTEMBER 30,
                                     2000          1999          2000         1999
                                ---------------------------  ---------------------------
OPERATING REVENUE
----------------------------
   Revenue                      $    107,399   $   207,553   $     37,716   $    56,847
                                -------------  ------------  -------------  ------------
OPERATING  EXPENSES
----------------------------
   Salaries, employee leasing
       and related                   529,973       512,935        175,813       138,967
   Advertising                        48,099        23,988         30,478         5,180
   Commissions and
      consulting expense              54,175       189,503         25,483        61,953
   Office and general                 36,129        41,379          5,598        14,636
   Professional fees                 365,913       115,273         81,898        38,802
   Repairs and maintenance             2,629         4,478            -             798
   Rent                              101,981       102,678         29,723        33,307
   Repossession costs                 22,607        21,446          8,940         7,206
   Telephone and utilities            86,286        83,160         30,669        30,826
   Travel                             52,865        54,127          7,869        19,000
   Other operating                   122,422       135,370         35,858        51,337
                                -------------  ------------  -------------  ------------
  Total operating expenses         1,423,079     1,284,337        432,329       402,012
------------------------------  -------------  ------------  -------------  ------------
OPERATING (LOSS)                  (1,315,680)   (1,076,784)      (394,613)     (345,165)
------------------------------  ------------- -------------  -------------  ------------
OTHER EXPENSES
------------------------------
   Interest expense                 (254,620)     (343,984)       (79,672)     (171,694)
   Depreciation and
      Amortization expense           (99,583)      (57,889)       (33,257)      (16,084)
   Bad debt / Income                 (11,450)     (252,500)           235      (100,000)
------------------------------  -------------  ------------  -------------  ------------
  Total other expenses              (365,653)     (654,373)      (112,694)     (287,778)
------------------------------  -------------  ------------  -------------  ------------
NET LOSS
Before Impairment of
   Goodwill                       (1,681,333)   (1,731,157)      (507,307)     (632,943)
------------------------------  -------------  ------------  -------------  ------------

IMPAIRMENT OF GOODWILL          $ (  233,664)           -        (233,664)            -
                                -------------  ------------  -------------  ------------
NET LOSS APPLICABLE
   TO COMMON SHARES             $ (1,914,997)   (1,731,157)      (740,971)     (632,943)
                                =============  ============  =============  ============
NET LOSS PER BASIC AND
   DILUTED SHARES               $      (.013)        (.026)         (.004)        (.007)
                                =============  ============  =============  ============
WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES
  OUTSTANDING                   $145,206,224    65,712,450    185,804,811    85,962,993
------------------------------  =============  ============  =============  ============


               See  Accompanying  Notes to Consolidated Financial Statements

               PINNACLE BUSINESS MANAGEMENT, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999
                                   (UNAUDITED)


                                                           2000         1999
                                                       -------------  ------------

CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------------------
   Net Loss                                            $ (1,914,997)  $(1,731,157)
                                                       -------------  ------------
   Adjustments to reconcile net loss to net cash
   used in operating activities:
------------------------------------------------
        Impairment of Goodwill                              233,664             -
        Depreciation and amortization                        99,583        57,889
        Provision for doubtful accounts                      11,450       252,500
        Stock issued for consulting services                137,250             -
        Stock issued for interest expense                    70,000             -

        Stock issued for principals consideration                 -       150,970

Changes in assets and liabilities:
        (Increase)Decrease in customer loans
             receivable - net                                21,846        12,546
        (Increase)in loans other                             (1,000)     (322,000)
        (Increase)in deposits and other prepaids             15,707       (29,014)
        Increase in accounts
             payable and accrued expenses                   (43,779)       63,492
                                                       -------------  ------------
        Total adjustments                                   544,721       186,383
------------------------------------------------       -------------  ------------
        Net cash provided by (used in)
            operating activities                         (1,370,276)   (1,544,774)
------------------------------------------------       -------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                                    (116,731)      (24,442)
                                                       -------------  ------------
  Net cash (used in) investing activities                  (116,731)      (24,442)
------------------------------------------------       -------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of long-term debt and
          line of credit                                  2,462,854       957,393
   Increase from issuance of common stock and
          paid in capital                                         -       863,971
   Principle payments on long-term debt                  (1,078,825)     (481,863)
   Increase decrease)in officer's loans - net               116,562       252,089
                                                       -------------  ------------
       Net cash provided by financing activities          1,500,591     1,591,590
------------------------------------------------       -------------  ------------
NET INCREASE IN CASH AND CASH
    EQUIVALENTS                                              13,584        22,347
------------------------------------------------       -------------  ------------
CASH AND CASH EQUIVALENTS-BEGINNING OF PERIOD                 9,726         2,984
------------------------------------------------       -------------  ------------
CASH AND CASH EQUIVALENTS-END OF PERIOD                      23,310        25,358
------------------------------------------------       =============  ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW  NFORMATION
    CASH PAID DURING THE YEAR FOR:
            Interest Expense                           $    247,698   $   210,142
                                                       =============  ============

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING
    AND OPERATING ACTIVITIES
    Issuance of common stock - loan costs                         -       295,000
    Issuance of common stock - professional
        fees consulting services                            137,250             -
    Issuance of common stock - investment                   135,000             -
    Issuance of common stock - debt and interest payment    977,652
    Issuance of common stock - principals consideration           -       150,970


               See Accompanying Notes to Consolidated Financial Statements

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            SEPTEMBER 30, 2000 and 1999
                                   (UNAUDITED)

NOTE  1-  ORGANIZATION  AND  BASIS  OF  PRESENTATION
----------------------------------------------------

     The consolidated unaudited financial statements included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

     These statements reflect all adjustments, consisting of normal recurring adjustments which, in the opinion of management, are necessary for fair presentation of the information contained therein.

     Pinnacle Business Management, Inc. is an integrated consumer finance and E-commerce technology developer. The company operates paycheck advance locations, and until September 2000, the company also operated title loan offices in central Florida through its wholly owned subsidiary, Fast Title Loans, Inc.(FTL). Fast Title Loans, Inc. is a consumer loan company that makes title loans. The title loan is an immediate short term cash loan, using the free and clear title of a person's car or truck as collateral. The loan allows the customer to retain possession and use of thei r motor vehicle. However, due to recent legislative changes in Florida, the company ceased its title loan operations and concentrates on developing paycheck advance business instead. Fast Paycheck Advance, Inc. is a wholly owned subsidiary of Pinnacle Business Management, Inc. that provides short-term paycheck advances to consumers. The accompanying financial statements reflect the consolidated operations of the above.

     On May 9, 1997, Pinnacle Business Management, Inc. (The "Company") was incorporated as a wholly owned subsidiary of 300365 BC, Ltd., D/B/A Peaker Resource Company, a company which was incorporated in British Columbia, Canada on November 13, 1985. 300365 BC, Ltd. had been inactive for years due to the lack of working capital. On May 15, 1997, the stockholders of 300365 BC, Ltd. exchanged all of the company's outstanding stock of 300365 BC, Ltd. for the stock of Pinnacle Business Management, Inc. This exchange was made on a share for share basis. The excess of par value of the common stock issued over the assets acquired upon the acquisition of the parent was $1,933. After the exchange of stock, the parent became the wholly owned subsidiary and it was liquidated and the $1,933 was written off as an extraordinary loss upon the dissolution of 300365 BC, Ltd.

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                            SEPTEMBER 30, 2000 and 1999
                                   (UNAUDITED)


NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)
-----------------------------------------------------------

     On October 27, 1997, JTBH Corporation, a wholly owned subsidiary of the "Company", with no assets, merged with Fast Title Loans, Inc. (FTL) a Florida corporation. On that date Fast Title Loans, Inc. became the wholly owned subsidiary of Pinnacle Business Management, Inc. The shares of (FTL) were converted into common stock $.001 per share, of Pinnacle Business Management, Inc.

     The merger of (FTL) into Pinnacle Business Management, Inc. on October 27, 1997 resulted in the company's (FTL) having effective operating control of the combined company. This transaction was a reverse merger and the costs associated with were treated as a recapitilization. On February 9, 1998, the company incorporated Fast Paycheck Advance, Inc., a Florida corporation, as a wholly owned subsidiary. Also, on December 29, 1997, the Company incorporated Summit Property, Inc. This subsidiary has remained inactive, however.

     On March 3, 2000, the Company acquired 100% of the issued and outstanding common stock of MAS Acquisition XIX Corp., an inactive registrant, reporting company. Pinnacle became the parent corporation of MAS Acquisition XIX Corp. when it exchanged 1,500,000 shares of common stock for 8,250,000 shares of MAS. An investment of $135,000 was recorded.

NOTE 2 - SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES
--------------------------------------------------
     Principles of Consolidation
     ---------------------------

     The consolidated financial statements include the accounts of the company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           SEPTEMBER 30, 2000 and 1999
                                   (UNAUDITED)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------
     Property and Equipment:
     -----------------------

     Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following estimated useful lives: Years: Improvements: 10-40 Furniture and equipment: 5-7

     Leasehold improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

     Revenue Recognition:
     --------------------

     Substantially most of the revenues are derived from interest charged on consumer financing, title loans and advance paychecks.

     Income Taxes:
     -------------

     The income tax benefit is computed on the pretax loss based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financing reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

     Nature of Business and Credit Risk:
     -----------------------------------

     The company operates in mainly one business segment and primarily earns interest income on consumer title loans and advanced paychecks. Financial instruments which potentially subject the company to concentrations of credit risk are primarily customer loans receivable.

     Fair Value of Financial Instruments:
     ------------------------------------

     The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, customer loans receivables, accounts payable and accrued expenses and other liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           SEPTEMBER 30, 2000 and 1999
                                   (UNAUDITED)

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
----------------------------------------------------------------

     Earnings (Loss) per Share of Common Stock:
     ------------------------------------------

     Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents were not included in the computation of diluted earnings per share when the company reported a loss because to do so would have been antidilutive for periods presented.


The following is a reconciliation of the computation for basic and diluted EPS:

                                                           September  30,
                                                          2000        1999
                                                      -------------------------
     Net  Loss                                        $(1,914,997)  (1,731,157)
                                                      ============  ===========

     Weighted-average  common  shares
     outstanding  (basic)                             145,206,224    65,712,450

     Weighted-average  common  stock  equivalents:
       Stock  options:                                       ---           ---
       Warrants:                                             ---           ---
                                                      ------------  -----------
     Weighted  -average  common  shares
       outstanding  (diluted)                         145,206,224    65,712,450
                                                      ============  ===========

     Options and warrants outstanding to purchase stock were not included in the computation of diluted EPS because inclusion would have been antidilutive.

     Statement of Cash Flow:
     -----------------------

     For purposes of the consolidated statement of cash flows, the company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

     Advertising and Promotional Cost:
     ---------------------------------

     Costs of advertising and promotional costs are expensed as incurred. Advertising costs were $48,099 and $23,988 in 2000 and 1999, respectively.

     Goodwill:
     ---------

     Goodwill is amortized over 40 years. Amortization charged to expense was $4,834 and $4,834 in 2000 and 1999 respectively. At September 30, 2000 the company wrote off $233,664 of unamortized goodwill since the company has discontinued its title loan business.

     Loan costs:
     ----------

     Loan costs are being amortized over 36 months. Amortization expense charged to operations September 30, 2000 and 1999 was $73,749 and $36,873 respectively.


NOTE 3 - CUSTOMER LOAN RECEIVABLE - NET
---------------------------------------

Customer loan receivable, net of the following:
                                                         SEPTEMBER 30,
                                                     2000             1999
                                                     ----------------------
Customer loans receivable:                           $ 252,058   $ 764,662
Less: Allowance for doubtful accounts                  (10,380)   (285,831)
                                                     ----------  ----------
Customer loans receivable - Net                      $ 241,678   $ 478,831

     The company, due to an unfavorable legislative climate regarding the title loan industry, reserved in aggregate $10,380 and $285,831 in bad debt allowance to account for the write down of loans that are doubtful in 2000 and 1999 respectively. The inactive loan portfolio has been outsourced to two collection agencies to expedite the collection process.

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                            SEPTEMBER 30, 2000 and 1999
                                   (UNAUDITED)

NOTE 4 - LOANS RECEIVABLE - OTHER
---------------------------------

     Loan receivable dated December 29, 1997 to a company for $25,000 together with interest thereon at the rate of 18% per annum. The principal balance and accrued interest is due and payable on the earlier of a private placement being completed in whole or in part including but not limited to any escrow disbursements of any funds to the maker, on March 27, 2000. There were no payments received in 2000 or 1999. The company has made an allowance for doubtful receivable for the entire loan. The company has not accrued any interest on this loan for 2000 or 1999.

     Demand loan receivable to a company for $433,000 and $322,000 in 2000 and 1999. This loan in non-interest bearing. The company is performing outside consulting for a start up company. It is anticipated that this loan receivable will be converted into stock during the calendar year 2000. The anticipated stock terms are one share of stock for each dollar loaned to the start-up company.

NOTE 5 - PROPERTY AND EQUIPMENT, NET
------------------------------------

     Property and equipment, net consists of the following:

                                             SEPTEMBER 30,
                                            2000       1999
                                         --------------------
Furniture and Equipment                  $238,645   $134,364
Improvements                               34,917     34,917
                                         ---------  ---------
                                         $273,562    169,281

Less: Accumulated depreciation            (90,654)   (64,260)

Property, Equipment & Software, Net      $182,908   $105,021

NOTE 6 - LINE OF CREDIT
-----------------------


     In March, 1999, the company obtained a line of credit with a capital company to receive up top $1,500,000 of advances. Interest is payable at 17% per annum. Principal and interest on advances are due March 1, 2001 with the company having an option to extend the note an additional one year. At September 30, 2000 and 1999 the company had $ -0- and $768,000 outstanding on the line, respectively. The line of credit is collaterized by 7,500,000 shares of the common stock of the company.

                        PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                            SEPTEMBER 30, 2000 and 1999
                                   (UNAUDITED)

NOTE 7 - LONG-TERM DEBT
-----------------------                                  SEPTEMBER 30,
Long-term debt consists of the following:            2000          1999
                                                  -----------  -----------

Note payable lending institution with monthly
interest payable at 14% per annum expiring
February 28,2000 (see Note 9)                     $  538,276   $   538,276
                                                  -----------  ------------
Note payable investor with monthly interest
payable at 4.5% per month. This note
expires May 14, 1999.                                100,000       100,000

Note payable investor with monthly interest
payable at rates varying between 16-36%
per annum, expiring March 1, 2000.                       -0-       524,880

Renegotiated note payable investors with
monthly interest payable at rates varying
between 1.5%-6% per month. This loan
expires in December 2000.                                -0-       299,257

Note payable investor with interest only
payable at 12% per annum. This note has
a balloon and expires December 31, 2002.          $2,598,141       189,393
                                                  -----------  ------------
                                                   3,236,417     1,651,806
Less: Current portion:                              (638,276)   (1,163,156)
                                                  -----------  ------------
Net Long-Term Debt                                $2,598,141   $   488,650
                                                  ===========  ============
The non-current portion of long-term debt matures as follows:

                   SEPTEMBER 30,
                   -------------
     2000          $     638,276
     2001                    -0-
     2002              2,598,141
                   -------------
                   $   3,236,417
                   =============

     The company in the third quarter 2000 converted $907,652 of debt that had expired into equity. The company plans to negotiate with the investor whose debt expired May 14, 1999. That investor has not called the note. The note to a lender that expired February 28, 2000 is being disputed in litigation. (See Note 9)

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           SEPTEMBER 30, 2000 and 1999
                                   (UNAUDITED)


NOTE 8 - STOCKHOLDERS DEFICIT
-----------------------------

     The authorized preferred stock of the company in 2000 and 1999 consists of 50,000,000 and 50,000,000 shares, respectively, with a par value of $.001 with rights and privileges to be set by the board of directors. As of September 30, 2000 and 1999 there were no shares issued or outstanding.

     As of September 30, 2000 and September 30, 1999 there were  300,000,000 and
     100,000,000   shares  of  common  stock   authorized  and  184,400,000  and
     87,476,986 shares of common stock issued and outstanding.

     Additionally, there are 5 year warranty outstanding for investment banking services rendered to purchase 5,580,000 shares of common stock at $.125 per share. The warrants become due August 18, 2004.

NOTE 9 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

     (A) Litigation:

     The company is a defendant involving a claim made in bankruptcy by First American Reliance, Inc. (FAR) against the company for $800,000, including 9% interest, for amounts loaned and advanced by FAR to the company which were not repaid. The company has asserted a defense and set off alleging that monies due to Pinnacle from stock subscriptions in 1998 delivered to FAR were not turned over to the company. It is further alleged that the claims of the company exceeded the sum that FAR claims it is owed by the company. The company has not accrued any interest on this note for 1999 and 1998 because of the offsets of monies due the company alleged in the litigation. The lawyers have stated that documentation to fully evaluate the claims is not presently available. However, the company is contesting the case vigorously. The company has accrued a liability for $538,276 in 2000 and 1999, respectively.

     Secondly, Tyler Jay & Company, L.L.C. commenced an action against the company asserting a claim for fees and commissions arising from loans made by FAR described in the previous paragraph. This also includes sums lost by Tyler Jay allegedly because Tyler Jay was not permitted to complete the private placement noted above. The sums demanded exceed $500,000 in the aggregate. Management is vigorously contesting the claim. The company has asserted claims and defenses that are still in the process of being evaluated by the attorneys. It is not possible to determine whether there will be a loss, or, if there is a loss, the extent of the loss.

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           SEPTEMBER 30, 2000 and 1999
                                   (UNAUDITED)


NOTE 10 - GOING CONCERN
-----------------------

     As shown in the accompanying financial statements, the company incurred net losses for the nine months ended September 30, 2000 and 1999. Additionally, the company has a $100,000 note payable with an investor that expired May 14, 1999.

     The investor has not called this loan and it is shown as a current liability. Moreover, the company has debt that will be coming due between September 30, 2000 and December 31, 2001 without adequate capital available to repay the debt. The company is negotiating with the investor to either extend these obligations or convert the debt to equity. However, if these loans are called, the company's financial condition will be further negatively impacted. Finally, the company is defending various lawsuit claims that, if the outcome is unfavorable, would negatively impact the company. Thes e factors raise substantial doubt about the company's ability to continue as a going concern.

     Additionally, due to an unfavorable legislative climate in Florida, the company ceased its title loan business in September 2000, and plans to concentrate on its payday advance business instead. There is no guarantee whether the company will be able to generate enough revenue and/or raise capital to support those operations.

     Management is working with the certain investors to rework the debt that is coming due. Additionally, management is vigorously contesting the lawsuits that have been filed against the company. The company feels that they have certain offsets against the claims in litigation and does not expect to pay more that what is reflected on the balance sheet at this time (see note 9). However, there can be no assurance that he company will be successful in its efforts to not have the payment of debt accelerated. If the company is unsuccessful in its efforts, it may be necessary to undertake such other actions as may be necessary to preserve asset value. The financial statements do not include any adjustments, other than the current classification of long-term debt in default, that might result from the outcome of those uncertainties. Finally, the company has not secured a banking arrangement to provide the financing it needs to operate until revenuesn are increased to adequately carry the long-term debt. Efforts are ongoing by the company's management to find such a banking arrangement.

     Finally, subsequent to September 30, 2000, the company has begun processing competitors' payday loans which will be expected to provide additional revenue to carry certain operating expenses. There is no guarantee that the processing of those loans will be adequate to be able to generate enough revenue to support those operations.

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           SEPTEMBER 30, 2000 and 1999
                                   (UNAUDITED)


NOTE 11 - INCOME TAX BENEFIT
----------------------------

     There was no income tax benefit recognized at September 30, 2000 or 1999.

     The net deferred tax assets in the accompanying balance sheets include the following components:


                                       2000                1999
                                    ---------            ---------

Deferred tax assets                 $ 505,560            $ 505,560

Deferred tax valuation allowance     (505,560)            (505,560)
                                    ---------            ----------
     Net deferred tax assets        $   -0-              $     -0-
                                    =========            ==========


     The company conservatively will not accrue any further income tax benefit pending the monitoring of the profitability of its future operations.

NOTE 12 - Impairment of Goodwill
--------------------------------

     The company, in the third quarter 2000, wrote off $233,664 of goodwill that was impaired due to the discontinuation of the title loan business.

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES

EXHIBITS


Number          Exhibits


 3.1      Articles  of  Incorporation
 3.1.1    Amendments to Articles  of  Incorporation
 3.1.2    Amendments to Articles  of  Incorporation
 3.1.3    Amendments to Articles  of  Incorporation
 3.1.4    Articles  of  Amendment
 3.1.5    Certificate of Amendment
 3.2      By-laws
10.1      Mail  Boxes  Etc.  USA,  Inc.  Contract
10.2      Comdata  Referral  Agreement
10.3      Comdata  Payment  Services  Express  Cash  Statement  of  Services
10.4      Comdata  Payment  Services  Funds  Distribution  Agreement
10.5      CashLynk  Master  Client  Agreement
10.6      Processing Agreement with Unistar Insurance & Financial Services
10.7      Amendment  to  Agreement  with  Gordon  &  Associates
10.8      Addendum  to  Consulting  Services  Agreement with Gordon & Associates
10.9      Mastercard  Agreement
10.10     M.H.  Meyerson  &  Co.,  Inc.
10.11     Hall  Employment  Agreement
10.12     Turino  Employment  Agreement
10.13     Agreement  and  Release
21        Subsidiaries  of  the  Registrant



SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Pinnacle  Business  Management  Inc.


December 7, 2000
Date


/s/  Jeffrey G. Turino
------------------------------------------
Jeffrey G. Turino, Chief Executive Officer and Director



/s/  Michael  B.  Hall
------------------------------------------
Michael B. Hall, President and Director


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